UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 27, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Table of content:
-	Management Proposal - Annual General Meeting to be held on April 27, 2012

São Paulo, March 27, 2012

MANAGEMENT PROPOSAL

Dear Sirs,

The Directors of FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) submit to its shareholders its proposal on the matters to be resolved at the Annual General Meeting to be held on April 27, 2012, under the terms proposed below.

All information and documents referred to in this proposal and provided in arts. 9, 10 and 12 of the CVM Instruction No. 481, December 17, 2009 (“ICVM 481/2009”), are available to shareholders at the Company headquarter and its website (www.fibria.com.br), at the website of the Securities Commission - CVM (www.cvm.gov.br) and were included in Annexes I to IV of this proposal.

Annex I refers to Attachment 9-1-II of ICVM 481/2009 - Allocation of Net Income of the Year - and includes, among other information, a copy of the capital budget for the financial year of 2012. We emphasize that, in view of the loss reported for the financial year ended on December 31, 2011, no proposal for dividend distribution is made, so that Annex 9-1-II dealt with in ICVM 481/2009 shall be presented solely for comparison with previous financial years where applicable. Annex I-A corresponds to the Proposed Capital Budget, which, in view of lack of profit for the year ended on December 31, 2011, the capital budget does not include any retained earnings, with the resources resulting from its own generation (generated with operational activity during the financial year) and those obtained from third parties.

Annex II, concerning the remuneration of Directors and Executive Officers (“Management”) and the members of the Company’s Fiscal Council has been prepared in accordance with item 13 of the Reference Form (“Formulário de Referência”) of the CVM Instruction 480, of December 7, 2009 (“ICVM 480/2009”) with the proposed global remuneration of the Management for the financial year of 2012 provided in Item V of this document.

There will be no election of members of the Board of Directors, since the mandate of the current members will expire in 2013. However, because of the replacement of members of the Board of Directors decided by that body through the financial year of 2011, ad referendum the General Meeting, elections approved in 2011 will be subject to ratification by the Shareholders. For this reason, Annex III contains information relating to current members of the Board, in accordance with items 12.6 to 12.10 of the Reference Form. Additionally, Annex III contains the information about candidates for election as members of the Fiscal Council, as recommended in items 12.6 to 12.10 of the Reference Form of ICVM 480/2009.

Annex IV, prepared pursuant to item 10 of the Reference Form of ICVM No. 480/2009, provides the comments of the directors on the Company’s financial condition and aims to provide to shareholders a comprehensive review of the Company business.

I. THE ACCOUNTS OF DIRECTORS, FINANCIAL STATEMENTS OF THE COMPANY AND THE MANAGEMENT REPORT FOR THE FINANCIAL ENDED ON DECEMBER 31, 2011

The financial statements and management report of FIBRIA were prepared by the Executive Board of the Company, audited by Independent Auditors PricewaterhouseCoopers Auditores Independentes and approved by the Board of Directors of the Company at a meeting , held on January 30, 2012.

The Fiscal Council issued a favorable opinionon the submission of the referred documents to the General Meeting’s approval.

II. ALLOCATION OF NET INCOME

For the year ended December 31, 2011 the Company recorded a loss in the amount of R$ 872,622 thousand.

Thus, the Company has not declared or paid dividends early, or interest on equity during the financial year of 2011.

Because of the loss reported, there is no proposal for distribution of dividends.

III.  CAPITAL BUDGET FOR THE FINANCIAL YEAR OF 2012

The Investment Plan for 2012, duly approved by the Board of Directors on a meeting held on December 15, 2011, totals the amount of approximately R$ 1 billion, mostly dedicated to the maintenance of Company operations.

These investments will be made primarily with own resources (generated from operational activities during the financial year) and third parties.

IV. RATIFICATION OF ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS AND ELECTION OF MEMBERS OF THE FISCAL COUNCIL

The Board informs that members of the Board of Directors of the Company listed below will remain in office until the end of the two-year term, expiring in the financial year of 2013:

Name	Elective Position
Alexandre Gonçalves Silva - Independent	Board of Directors (Effective)
Mauricio Aquino Halewicz	Board of Directors (Alternate)
Alexandre Silva D'Ambrosio	Board of Directors (Effective)
Eduardo Borges de Andrade Filho	Board of Directors (Alternate)
Julio Cesar Maciel Ramundo	Board of Directors (Effective)
Laura Bedeschi Rego de Mattos	Board of Directors (Alternate)
Eduardo Rath Fingerl	Board of Directors (Effective)
Sérgio José Suarez Pompeo	Board of Directors (Alternate)
João Carvalho de Miranda	Board of Directors (Effective)
Mário Antônio Bertoncini	Board of Directors (Alternate)
José Armando de Figueiredo Campos - Independent	Board of Directors (Effective)
Antonio Luiz Pizarro Manso	Board of Directors (Alternate)
José Luciano Duarte Penido	Chairman of the Board of Directors (Effective)
Paulo Henrique de Oliveira Santos	Board of Directors (Alternate)
Raul Calfat	Board of Directors (Effective)
Gilberto Lara Nogueira	Board of Directors (Alternate)
Carlos Augusto Lira Aguiar	Board of Directors (Effective)
Samuel de Paula Matos	Board of Directors (Alternate)

At the meeting of the Board of Directors held on October 3, 2011, were assigned the resignations of Mr. Sérgio Duarte Pinheiro, alternate of Mr. João Carvalho de Miranda, and Mr. José Luiz Braga, alternate of Mr. Alexandre Silva D’Ambrosio. At that meeting it was voted ad referendum of the General Meeting, Mr. Mario Antonio Bertoncini, as alternate of Mr. Alexandre Silva D’Ambrosio, to complete the term of Mr. José Luiz Braga.

At the meeting of the Board of Directors held on December 15, 2011, were assigned the resignations of Mr. Armando Mariante Carvalho Junior, member of the Board, Mr. André Biazus, alternate of Mr. Armando Mariante Carvalho Junior and Mr. Wang Wei Chang, member of the Board. At the same meeting there were elected ad referendum of the General Meeting, (i) Mr. Carlos Augusto Lira Aguiar, as member, to complete the term of Mr. Wang Wei Chang, (ii) Mr. Julio Cesar Maciel Ramundo, as member, to complete the term of Mr. Armando Mariante Carvalho Junior, and (iii) Ms. Laura Bedeschi Rego de Mattos, as alternate member, to complete the term of Mr. André Biazus. Additionally, the Board decided (i) that from that date, Mr. Mario Antonio Bertoncini would hold the position of alternate of Mr. João Carvalho de Miranda, and (ii) elected Mr. Eduardo Borges de Andrade Filho to hold the position of alternate of Mr. Alexandre Silva D’Ambrosio, and to complete the term of the reassigned Director.

Messrs. José Luciano Penido, Raul Calfat, Carlos Augusto Lira Aguiar, João Carvalho de Miranda, Alexandre Silva D’Ambrosio and their respective  alternates Messrs. Paulo Henrique De Oliveira Santos, Gilberto Lara Nogueira, Samuel de Paula Matos, Mário Antônio Bertoncini, Eduardo Borges de Andrade Filho were nominated by the shareholder signing the shareholders agreement – Votorantim Industrial (VID).

Messrs. Julio Cesar Maciel Ramundo e Eduardo Rath Fingerl and their respective alternates Laura Bedeschi Rego de Mattos e Sérgio José Suarez Pompeo were nominated by the shareholder signing the shareholders agreement –  BNDESPAR.

Messrs. José Armando de Figueiredo Campos e Alexandre Gonçalves Silva and their respective alternates Antonio Luiz Pizarro Manso e Mauricio Aquino Halewicz were nominated to be independent members of the Board of Directors.

The Board proposes to the General meeting the reelection of the following candidates to the Fiscal Council for a term of one year:

It shall be noted that the candidates José Écio Pereira and Eliane Lustosa and their respective alternates Marcos de Bem Guazzelli and Geraldo Gianini were nominated by shareholders of a majority of shares of FIBRIA and the candidates Maria Paula Soares Aranha and her alternate Lucio Tameirão Machado were nominated by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

V. REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS, EXECUTIVE BOARD AND THE FISCAL COUNCIL OF THE COMPANY FOR THE FINANCIAL YEAR OF 2012

It is proposed to the General Meeting to approve the global remuneration of up to R$ 43,481 thousand for the Company’s Directors, and it is up to the Board of Directors, pursuant to Article 17, item III of the Company’s Bylaws, to determine and apportion the individual remuneration of the Management  within the limits now proposed, if approved. The value of the proposed global remuneration includes the remuneration of the Executive Officers of the Company, its Board of Directors and advisory committees to the Board of Directors during the period from January to December 2012, and includes fixed and variable remuneration (considering for this the maximum level attainable), direct and indirect, as well as benefits of any kind. Any taxes and contributions to the official social security will be excluded. Additional information on the Management remuneration foreseen for the year 2012 is available in Annex II.

For members of the Fiscal Council, it is proposed an individual monthly compensation of at least 10% (ten percent) and at most 20% (twenty percent) of the compensation that, on average, is assigned to each Executive Officer of the Company, excluding from this calculation variable remuneration and benefits of any kind.

We are at your disposal to provide any clarifications that may be needed.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

ANNEX I

ANNEX 9-1-II ALLOCATION OF NET INCOME

PROPOSED ALLOCATION OF NET INCOME OF THE FINANCIAL YEAR (Art. 9 of CVM Instruction 481/2009)

AS PROVIDED IN THE MANAGEMENT PROPOSAL, THE COMPANY RECORDED LOSS IN THE FISCAL YEAR ENDED ON DECEMBER 31, 2011 IN THE AMOUNT OF R$ 872,622 THOUSAND. THUS, NO PROPOSAL FOR DIVIDEND DISTRIBUTION IS MADE, SO THAT ANNEX 9-1-II DEALT WITH IN ICVM 481/2009 SHALL BE PRESENTED SOLELY FOR COMPARISON WITH PREVIOUS FINANCIAL YEARS WHERE APPLICABLE.

THE INFORMATION CONTAINED IN ANNEX 9-1-II DEALT WITH IN ICVM 481/2009 WILL BE SUBMITTED TO THE CONSIDERATION AND DETERMINATION OF THE ANNUAL GENERAL MEETING TO BE HELD ON APRIL 27, 2012.

ANNEX 9-1-II ALLOCATION OF NET INCOME

1.                Report net income (loss) of the financial year.

For the year ended December 31, 2011 the Company recorded a loss.

2.                Report the total amount and amount per share of dividends, including anticipated dividends and interest on equity already declared.

The Company has not declared or paid dividends early, or interest on equity during the financial year of 2011 due to the calculated loss.

3.                Inform the percentage of net income of the distributed financial year.

4.                State the global amount and value per share of distributed dividends based on profits from previous years.

No dividends were proposed for the financial year ended on 2011.

5.                Report, minus the anticipated dividends and interest on equity already declared:

a.                The gross value of dividends and interest on equity, separately, by share of each type and class.

The capital of Fibria Celulose S.A., on December 31, 2011 is composed by 467.934.646 common shares, without preferred shares.

b.                The form and term of payment of dividends and interest on equity.

No dividends were proposed for the financial year ended on 2011, thus this item is not applicable.

c.                Possible effect of restatement and interest on dividends and interest on equity.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

d.                Date of declaration of payment of dividends and interest on equity considered for the identification of shareholders entitled to receive them.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

6.                If there was a declaration of dividends or interest on equity based on profits earned on balance sheets or shorter periods.

a.                Report the amount of dividends or interest on equity declared.

b.                Inform the date of their payments.

Not applicable, since the Company did not declared dividends or interest on equity based on profits earned on balance sheets or shorter periods.

7.                Provide a comparative table indicating the following values per share of each type and class:

a.                Net income of this financial year and of the three (3) previous financial years.

b.                Dividend and interest on equity paid in the three (3) previous financial years.

8.                If there is allocation of profits to legal reserve.

a.                Identify the amount allocated to the legal reserve.

b.                Detail the method of calculating the legal reserve.

Not applicable, due to the loss in this financial year.

9.    If the company has preferred shares entitled to fixed or minimum dividends.

a.    Describe how the calculations of fixed or minimum dividends are made.

Not applicable, as the Company has no preferred shares.

b.    Report whether the net income is sufficient for full payment of fixed or minimum dividends.

Not applicable, as the Company has no preferred shares.

c.    Identify if any unpaid installment is cumulative.

Not applicable, as the Company has no preferred shares.

d.    Identify the overall value of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable, as the Company has no preferred shares.

e.    Identify the fixed or minimum dividends to be paid per preferred share for each class.

Not applicable, as the Company has no preferred shares.

10.  In relation to the mandatory dividend.

a.    Describe the calculation method set forth in the bylaws.

The Bylaws in their art. 30, III provides for the allocation of 25% of net income in the financial year, calculated pursuant to Art. 202 of Law 6.404/1976, to payment of the mandatory annual dividends. Whereas the Company’s capital is represented only by shares, the mandatory dividend is calculated by dividing the net income of the financial year, after adjustments provided for by law, by the number of common shares issued by the Company, apart from the shares held in treasury .

b.    Inform whether it is being paid in full.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

c.    State the amount eventually withheld.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

11.  If there is retention of the mandatory dividend due to the company’s financial situation.

a.    State the retention amount.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

b.    Describe in detail the company’s financial situation, addressing even aspects related to the analysis of liquidity, working capital and positive cash flow.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

c.    Justify the withholding of dividends.

Not applicable, as no dividends were declared on the basis of losses resulting from the fiscal year.

12.  If there is assignment of income to the contingencies reserve.

a.    Identify the amount allocated to the reserve.

Not applicable, since there shall be no assignment of income to the contingencies reserve.

b.    Identify the loss considered as likely and its cause.

Not applicable, since there shall be no assignment of income to the contingencies reserve.

c.    Explain why the loss was considered likely.

Not applicable, since there shall be no assignment of income to the contingencies reserve.

d.    Justify the establishment of the reserve.

Not applicable, since there shall be no assignment of income to the contingencies reserve.

13.  If there is assignment of income to the unrealized profits reserve.

a.    Inform the amount allocated to the reserve of unrealized profits.

Not applicable, since there shall be no assignment of income to the reserve of unrealized profits.

b.    Inform the nature of unrealized profits that gave rise to the reserve.

Not applicable, since there shall be no assignment of income to the reserve of unrealized profits.

14.  If there is assignment of income to the statutory reserves.

a.    Describe the statutory provisions that establish the reserve.

Not applicable, since there shall be no assignment of income to the statutory reserve.

b.    Identify the amount allocated to the reserve.

Not applicable, since there shall be no assignment of income to the statutory reserve.

c.    Describe how the amount was calculated.

Not applicable, since there shall be no assignment of income to the statutory reserve.

15.  It there are retained earnings expected in the capital budget.

a.    Identify the retention amount.

Due to losses calculated in the financial year, there was no retained profits for investment, but absorption loss for the year 2011 by the existing reserves at December 31, 2011.

b.    Provide a copy of the capital budget.

The Investment Plan for 2012, duly approved by the Board of Directors on a meeting held on December 15, 2011, totals the amount of R$ 1.021 million, distributed as such:

These investments will be made primarily with their own resources (generated from operational activities during the financial year) and others.

Summary Table of Sources and Uses

16.  If there is assignment of income to the tax incentive reserve.

a.    Inform the amount allocated to the reserve.

Not applicable, since there shall be no assignment of income to the tax incentives reserves.

b.    Explain the nature of the destination.

Not applicable, since there shall be no assignment of income to the tax incentives reserves.

ANNEX I - A

PROPOSAL OF CAPITAL BUDGET

To Messrs. Shareholders of

FIBRIA CELULOSE S.A.

The board of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits this proposal of the Capital Budget.

The Investment Plan for 2012, duly approved by the Board of Directors on a meeting held on December 15, 2011, totals the amount of R$ 1.021 million, distributed as such:

These investments will be made primarily with their own resources (generated from operational activities during the financial year) and others, not providing any retained earnings, since there were no earnings.

Summary Table of Sources and Uses

Since this is the proposal it had to submit, the Board is at the disposal of the Shareholders to provide additional clarifications they deem necessary.

São Paulo, January 30, 2012.

EXECUTIVE OFFICERS

ANNEX II

REMUNERATION OF DIRECTORS

(Item 13 of CVM Instruction 480/2009)

13. Remuneration of Directors

13.1.   Describe the policy or practice of remuneration of the board, statutory and non-statutory board, supervisory board, statutory committees and audit, risk, financial and remuneration committees, covering the following aspects

a.         objectives of the policy or remuneration practice

The remuneration policy practiced by the Company and its subsidiaries for their directors - members of the Board of Directors, Statutory Board (the Company does not have a non-statutory Board) and Fiscal Council, have as aims and assumptions:

•	To attract, retain and motivate directors, providing the necessary conditions for the development and implementation of business strategies of the Company;
•	To align the interests of managers, shareholders and the Company to create value to Fibria, sustainably;
•	To motivate and reward individual performance of directors, with a view to achieving financial and strategic targets of Fibria;
•	To reflect the culture and values of the Company: ethics, strength, respect, entrepreneurship and union;
•	To provide to its managers pay levels competitive with those of selected markets;
•	To provide an appropriate balance between fixed and variable pay, short and long term, according to the culture of the Company; and
•	To allow communication between directors, the Company and its employees as to the understanding and implementation of the remuneration policy.

The basis of the remuneration policy - fixed and variable - are maintained according to market research in companies selected by an independent external company.

b.           composition of remuneration, stating:

i)          description of the compensation elements and objectives of each

Board of Directors

The remuneration of the Board of Directors of Fibria and its subsidiaries is based solely on a monthly fixed compensation (without prejudice to the additional fixed remuneration if the member of the Board of Directors also participate in committees).

Only the Chairman of the Board of Directors receives the direct and indirect benefit of medical care. Other members are not eligible for the benefit of medical care. This practice, adopted for the years 2010 and 2011, is also expected to be used in the financial year 2012.

It is worth noting that the elected members of Fibria Board of Directors appointed by the shareholders Votorantim Industrial S.A. (“VID”) and BNDES Participações S.A. (“BNDESPAR”) as provided in the Shareholders Agreement signed on October 29, 2009, waived the right to perceive the remuneration for the job.

It should also be noted that for members of the Board of Directors there is no policy or practice of variable remuneration or remuneration based on the value of shares, either for the financial year of 2010, 2011, or related to the forecast for the financial year of 2012.

The value of the fixed remuneration of the Board of Directors was set based on a market research conducted by an external, independent company, which had as parameters companies of the same size of Fibria, operating in Brazil, Europe and the United States. After the definition of global funds by the General Meeting, the individual remuneration policy and the value assigned to each member of the Board of Directors were established and approved at a meeting of that body.

Statutory Board

The total remuneration of the Statutory Directors of the Company and its subsidiaries consists of the following elements:

•          Fixed Remuneration: aims to recognize and reflect the value of the position internally and externally (market), as well as individual performance, experience, training and executive knowledge (for more information, see item 13.1 b III, Fixed Remuneration).

•          Benefits: aims to complement the official social security benefits and offer greater security to Statutory Directors, allowing them to keep the focus on the performance of their functions. The benefits granted are: Medical Care, Dental Care, Group Life Insurance, Car, Pension, holidays, 13th salary, FGTS, Social Security, Housing, Post Employment and Post Termination of tenure. The benefits aim to ensure the competitiveness of compensation practices in order to attract and retain quality staff in key positions (for details, see item 13.1 b III, Benefits). There is no other benefit than those described in this paragraph.

•          Variable Remuneration: aims to reward to achievement and overcoming of individual and Company goals, aligned to the budget, strategic planning, market and, especially and episodic, by achieving synergies in the integration process of Votorantim Celulose e Papel S.A. - VCP (previous name of the Company) and Aracruz Celulose S.A.

(“Aracruz”), in the formation of Fibria (for more information, see item 13.1 b III, Variable Remuneration and Synergies Awards).

•          Long Term Incentives Plan: aims to improve levels of retention of key executives and align their interests with those of shareholders, creating value through consistent and long term results. This plan was approved by the Board of Directors on August 25, 2010 (for more information, see item 13.1 b III, Long Term Incentives Plan).

•          Termination Bonus: Some Directors are eligible for a bonus for termination (for more information, see item 13.1 b III, Termination Bonus)

The Board of Directors can also grant or establish extraordinary awards for Statutory Directors, in terms of specific goals relating to major projects or certain events. Variable remuneration of this type are reported in this Form in section 13.2. (C) “i” in the category “other”.

Based on the assumptions listed above, the Company regularly participates in researches on total compensation for executives, conducted by specialized external consultants, and uses the results of these surveys to level the reimbursement paid to its Officers (costs and benefits) to the average remuneration paid by the market and the direct remuneration (fees, variable remuneration and long term incentives) to the third quartile - 75th percentile, statistical measures used in preparing the remuneration policy for consulting firms to pay evenly the salaries of executives of a particular company with the market it will be compared, according to the result obtained in these studies. It should be noted that the payment of the values of variable remuneration for short and long term aligned to the third quartile of the market is subject to overcoming the goals provided for in the business plan of the Company in performance level 400, the ruler used by the company that goes from 100 to 500 for evaluation of the goals contracted for the payment of variable remuneration for the financial year. The performance level 400 corresponds to the average between the goal target to be achieved and the goal of overcoming the most outstanding performance.

The panel of research companies that form the basis of the market for the Company is selected taking into account one or more of the following:

•        Size (profits) similar to the Company;

•        Industries from different sectors, but mainly commodities producers;

•        National capital companies and subsidiaries of foreign companies leaders in their respective business segments, and

•        Remuneration practices consistent and recognized in the market.

Fiscal Council

Fibria’s Fiscal Council for the financial years of 2010 and 2011, had their remuneration based only on fixed remuneration and no direct or indirect benefit.

The monthly remuneration of the Fiscal Council as prescribed in § 3 of article 162 of Law 6.404/76, is established in an amount equivalent to at least 10% of the average remuneration of each Director of Fibria, not including benefits, allowances and profit sharing.

According to salary studies of market requested by the Company to a company specialized in remuneration to compare the remuneration of the Chairman of the Fiscal Council related to its pairs in other companies, by reason of its duties to prepare and chair meetings of the Fiscal Council, receives about 25% more than the remuneration received by other members. The policy stated that their remuneration shall not exceed 20% of average remuneration (without computing benefits and variable compensation) of each Fibria Director.

Any type of variable pay, retirement benefits or benefits motivated by the termination of tenure, or compensation based on the value of the shares was not part of the remuneration policy of the Fiscal Council for financial year of 2010, 2011, and also there is no provision for the year 2012.

Risk and Audit Committee

The remuneration of the Audit and Risk Committee is only the fixed remuneration, with no direct or indirect benefit. It is established from data of other companies which served as base for a research made by a company specialized in remuneration, and, during the years 2010 and 2011, only the coordinator had a remuneration different of his peers, in view of the level of responsibility and powers conferred upon it, by receiving a fixed monthly amount 50% higher than that attributable to other members of the Committee.

Any type of variable pay, retirement benefits or benefits motivated by the termination of tenure, or compensation based on the value of the Company shares was not part of the remuneration policy of the Audit and Risk Committee for financial years of 2010, 2011, and also there is no provision for the year 2012.

Finance Committee

It is composed only of Fibria executives and members of the Board of Directors appointed by the shareholders VID and BNDESPAR. All members of the Finance Committee waived their right to receive remuneration or any direct or indirect benefit.

Personnel and Remuneration Committee

Members of the Personnel and Remuneration Committee are entitled to a monthly fixed compensation and no direct or indirect benefit, established according to comparison with its pairs in a market research conducted by a company specialized in remuneration.

The members appointed by the shareholders VID and BNDESPAR forming part of this Personnel and Remuneration Committee waived the right to receive any kind of remuneration.

Members of this Committee which are also members of the Board of Directors receive an additional fixed monthly fee, which is part of the fixed annual remuneration of the Board of Directors, under the heading “remuneration for participation in committees” - following the segregation determined by CVM Instruction 480 - , as previously mentioned in item 13.1.bi - Board of Directors.

Members who are not part of the Board of Directors receive a fixed monthly fee, as referred to in the first paragraph of this section.

Any type of variable pay, retirement benefits or benefits motivated by the termination of tenure, or compensation based on the value of the Company shares was not part of the remuneration policy of the Personnel and Remuneration Committee for financial years of 2010 and 2011, and also there is no provision for the year 2012.

Sustainability Committee

All members of the Sustainability Committee are entitled to a yearly fixed compensation, established with the help of a company specialized in the pay of talkers or teachers per work day. Additionally, no direct or indirect benefit is granted to members of this Committee.

There is a difference in value for the remuneration of members of this Committee in relation to other Committees, due to the participation of a member not resident in Brazil, which has the remuneration established according to the practices of the country of origin - as an international speaker - and paid in U.S. dollars.

The remuneration of the members of this Committee is set at an annual amount that was established taking into account a forecast of 3 meetings to be held throughout the year. However, this value does not change if during the years there is a greater or lesser number of meetings.

Members of this Committee appointed by the shareholders VID and BNDESPAR waived the right to receive any remuneration.

Any type of variable pay, retirement benefits or benefits motivated by the termination of tenure, or compensation based on the value of the Company shares was not part of the remuneration policy of the Sustainability Committee for financial years of 2010 and 2011, and also there is no provision for the year 2012.

ii)         proportion of each element in the total remuneration

Legend:

(1)         Benefits included here, as of right:

a.             Medical and/or dental care

b.             Life insurance

c.             Vehicle and its expenses

d.             Private Pensions

e.             Vacations, 13rd salary, FGTS, Social Security

f.                 Residence

g.             Post-employment

h.             Termination of exercise of office

(2) The value for the variable compensation reported here refers to the amount provided in 2011, and paid on February 28, 2012.

NOTE:

In the column of the Board of Directors the benefits account for medical care only granted to the Chairman of the Board of Directors, INSS and post-employment benefits. For the Fiscal Council, Audit and risk Committees, people and sustainability, benefits refer only to the INSS. For the Statutory Board, correspond all direct and indirect benefits listed above.

Legend:

(1)         Benefits included here, as of right:

a.             Medical and/or dental care

b.             Life insurance

c.             Vehicle and its expenses

d.             Private Pensions

e.             Vacations, 13rd salary, FGTS, Social Security

f.                 Residence

g.             Post-employment

h.             Termination of exercise of office

(2) The values for the variable pay can vary depending on the goal to be achieved. The columns of the Statutory Board were divided into two, namely:

a.  Goal target: refers to the value to be sought as a target, which shows a good result achieved in the performance indicators. It corresponds to the so-called “300 goal” or “target”

b.             Maximum goal: refers to the maximum value to be achieved if all the indicators for that goal are overcome, according to its more challenging prediction. It is an overcoming goal, also called “500 goal” or “stretch”.

(3)  Plan approved by the Board of Directors on April 28, 2010. For the financial year of 2011 the plan is being reviewed by the Board of Directors.

For the Audit and Risk Committee, Personnel and Remuneration Committee and Sustainability Committee, the fixed payment received by its members (except those who have renounced, as mentioned above), corresponds to 100% of the total remuneration, i.e., such people do not receive incentive compensation or benefits or are part of the Long Term Incentive Plan.

The remuneration amount to the directors do not include members of the Audit and Risk, Remuneration and People and Sustainability Committees, at the global amount of R$ 665 thousand in 2010 and R$ 908 thousand in 2011.

Members of the Finance Committee, as mentioned above, do not receive fixed remuneration or any other type of remuneration, fixed or variable, direct or indirect, depending on the performance of its activities in that committee.

iii)      calculation and adjustment methodology for each remuneration element

Fixed Remuneration

Fixed remuneration is calculated and adjusted by considering the following parameters:

•        Market data for similar responsibility roles obtained through salary surveys and considering the positioning strategy of the Company for fixed remuneration (average);

•        Value of the position internally, i.e., in face of positions of other areas (internal equity);

•        Individual performance according to the evaluation system adopted by the Company;

•        Experience and maturity of executive in the function; and

•        Other possible factors such as high potential executives for succession, risk retention, specific skills and expertise scarce in the market.

•        Market data were obtained through salary surveys by a company specializing in remuneration, engaged by the Company, for comparison with a group of relevant companies and comparable in terms of size, sector and origin of capital.

Benefits

The benefits are determined and adjusted based on market practice and according to the positioning desired by the Company (average). The following table shows the benefits provided to each statutory body:

Financial Year 2011

Legend:

(1)         Only for directors whose contracts provide for such benefits.

(2)         Includes driver and vehicle expenses for directors whose contracts provide for such benefits.

Financial Year 2012 (Forecast)

Legend:

(1)         Only for directors whose contracts provide for such benefits.

(2)         Includes driver and vehicle expenses for directors whose contracts provide for such benefits.

Besides the direct benefits listed here, the Company hires for its directors, executives and persons entrusted with powers of management, a civil liability insurance (Directors & Officers - “D&O”), whose policy cost in 2012 should be around R$ 1,650,000. However, as the prize to pay for the civil liability insurance (“D & O”) covers several officers and persons entrusted with powers to manage the Company, including among them (in a non-specific or segregated way) its Directors, the Company has no way to distinguish the amounts paid on behalf of the directors. Therefore, this item was not included in the rates of remuneration of this reference form.

Variable Remuneration

The Variable Remuneration of the Statutory Board is based on the concept of profit sharing, in which there is a goal of target award (“target” or “goal 300”), established in multiple salaries and based on the Company’s remuneration philosophy, which are associated to pre-set goals. The so-called “goal 500” is the “stretch” or “overcoming” goal, and results in an award 50% higher than the target award (goal 300 or “target”). The goals are set for financial and strategic indicators weighted in the categories of: i) company, ii) area, and iii) individual. The indicators are reviewed annually in accordance with the Company’s business strategies. For 2010 and 2011, the CVA (Cash Value Added) and FCF (Free Cash Flow) were defined as financial metrics. The financial goals are based on the budget approved by the Board of Directors. At the end of the financial year the achievement of goals is evaluated and the resulting awards are calculated through an average additive formula. The final award can range from 0 to 150% of target awards (“target”). The award is paid in the month of February following the financial year used as a basis for evaluating the results.

Synergies Award

Besides from the Variable Remuneration, Fibria Statutory Directors are eligible for an extra reward program, bound to gains made by the Company for synergy opportunities identified during the merger process of Aracruz Celulose S.A.

The program aims to ensure the achievement of mapped synergies (the way that we understand cost reduction/Capex or revenue growth occurred or which will occur due to the integration between the activities of then VCP - today Fibria - and Aracruz) by December 2013, encouraging and rewarding teamwork, high performance and operational and organizational efficiency in all areas of the Company.

The maximum number of salaries that each executive may receive varies according to the area in which it operates. Areas with the greatest impact on the capture of synergies have the maximum award to receive a salary up to 8.5 within 4 years. Areas with less impact on the uptake of these synergies will have the limit of the award up to 6.375 salaries in the period of 4 years.

The awards program will last four years with the following form of calculation and disbursement: (i) in 2010, equivalent to 50% of the target, 20% paid in 2011, 20% in 2012 and 10% in 2014, (ii) in 2011, equivalent to 20% of the target, 10% paid in 2012 and 10% in 2013, (iii) in 2012, equivalent to 20% of the target, 10% paid in 2013 and 10% in 2014, and (iv) in 2013, equivalent to 10% of the target, paid in 2014. During the financial years ended in December 31, 2011 and 2010, the goals were fully achieved.

Members of the Board of Directors and Fiscal Council and of the assistance Committees to the Board of Directors are not eligible for variable compensation.

Long Term Incentives

Only Statutory Directors are eligible for the Long Term Incentives plan.

Given the new context of Fibria, since 2009 it was provided to create a new long term incentive plan to the Statutory Board. The plan was approved by the Board of Directors on April 28, 2010, called 2009 and 2010 programs. The approved plan is based on the granting of financial awards called “option”1, based on the valuation of the Company in the long run, as measured by the variation of Fibria shares on the stock exchange. For the proposed plan, yearly the Board of Directors, advised by the Personnel and Remuneration Committee, may create new licenses of the plan (“programs”), classifying the eligible Statutory Directors, the number of options granted and the amounts involved. In this plan, the amount to be received is based on the average price per share on the stock exchange within six (6) months prior to the date of grant. To exercise their options, the executive must respect a grace period of 3 years, during which it shall remain in the Company. Exceptionally, the first grant called program 2009 has the grace period escalated, having acquired the right to exercise in 1/3 per year from 2010. In case of termination during this period, special rules shall apply to the options, depending on the situation. After the grace period, the executive will have two years to exercise their options. All options not exercised within this period will expire. The potential gain of the executive will be the difference between the average share price in the six months preceding the financial year date and the financial year value, multiplied by the number of options granted. At each grant the Board of Directors will establish a minimum goal of share valorization, below which there will be no awards. The maximum award is limited to two times the target award (“target”), pursuant to the Company’s remuneration strategy.

Termination Bonus

Some Statutory Directors are eligible for a bonus for termination, ratified in contract at the integration between Aracruz and then VCP. The details of this policy are described below in section 13.12.

iv)      reasons for the composition of remuneration

Remuneration of the Board of Directors

Regarding the remuneration of the members of the Board of Directors, the main objective is to attract Directors with adequate reputations and profiles, giving them the necessary conditions for the performance of their duties.

Remuneration of Directors

1“Option”, as referred to in this Reference Form, is a mere right to long term remuneration, not to be confused with an option to acquire shares, since the Company does not adopt the remuneration policy known as “stock option”.

The composition of the remuneration of the Statutory Board, both the elements that compose and on the weight of each element, reflects:

•                The competitiveness with the practice of a market comprised of selected companies, which will allow us to attract and retain executives with the required skills;

•                The possibility to associate a significant portion of total remuneration to the Company’s results;

•                The search for a balance among the different parcels of remuneration that will encourage the generation of results in short, medium and long term, within moderate levels of risk, and

•                The possibility to balance the variable remuneration of short and long term, aiming at generating annual results that will result in sustainable value creation for shareholders.

c.         key performance indicators that are taken into account in determining each element of remuneration

In the case of Statutory Directors:

•                The fixed remuneration is adjusted annually based on market research, Company results and individual performance, the latter referenced on specific goals;

•                The annual variable remuneration depends on financial and strategic indicators, set each year by the Board of Directors, according to the Company’s business plan. For the financial years of 2010 and 2011, the corporate indicators (not individual) established are Cash Value Added, Discounted Cash Flow, Synergy and Work Safety;

•                The new Long Term Incentives plan is directly related to the share price of the Company, i.e., its market value.

Members of the Board of Directors are eligible only to the fixed remuneration, according to the market practice, not subject to the performance indicators. The rationale for this model is:

•                Members of the Board of Directors need to independently analyze the proposals of the Board. Thus, pay systems that may generate conflicts of interests are avoided, and

•                Members of the Board of Directors are professionals with vast experience and reputation in the market, with a history of professional success.

Members of the Fiscal Council are also eligible only to the fixed remuneration, hence with no effect of performance indicators, incompatible with the functions of that body.

d.       how compensation is structured to reflect the evolution of performance indicators

In the case of the Statutory Board:

•                The fixed remuneration is adjusted annually based on market research, Company results and individual performance, the latter based on specific goals;

•                As detailed in item 13.1.b, the variable remuneration of the Statutory Board is based on the concept of profit sharing, in which there is a goal of target award (“target”), established in multiple salaries and based on the Company’s remuneration philosophy, which are associated to pre-set goals. The goals are set for financial and strategic indicators weighted in the categories: i) company, ii) area, and iii) individual. For each indicator there is a range of targets, which is correlated to a range of awards. The central point of the range (“goal 300”) corresponds to the target award (“target”), which is paid in case the full range (100% of the targets). If the targets are exceeded, the prize grows to the limit of 150% of the target (“goal 500” or “stretch”). There is a tolerance range below the targets, to a minimum (“100 goal”), below which there is no award;

•                The Long Term Incentives plan is directly related to the share price of the Company, i.e., its market value.

In the approved plan, the number of options granted is calculated so that the executive will only hold the target award established in the policy if a valuing target of the company, established by the Board of Directors, is reached. In the case of overcoming the target, the award will increase proportionally, up to 200% of the target (“target”).

Members of the Board of Directors and Fiscal Council are eligible only to the fixed remuneration, hence with no effect of performance indicators.

e. how the remuneration practice or policy aligns the interests of the issuer of short, medium and long term

Fibria remuneration strategy aims to the attraction, retention and motivation of qualified professionals for the creation and implementation of business strategies adopted by the shareholders, resulting in the creation of sustainable value. The mechanics of the annual variable payment plan links the awards to financial metrics for growth, results and value of short and medium term (CVA and FCL). The Long Term Incentives plan, approved by the Board of Directors on August 25, 2010, consists of a cash prize based on the valuation of the Company according to the change in the price of its shares on the stock market, and after a predetermined time. Although this plan does not provide for effective negotiation of shares, it links the remuneration to the future growth of the market value of the Company, i.e., the valuation of shares in long term. This, in turn, depends directly on the growth and sustainability of the annual results achieved, among other factors.

Thus, the remuneration policy described in item 13.1 of the reference form is intended to encourage employees to seek the best return on investments and projects developed by the Company by aligning employee interests with the Company’s interest. In the short term, the Company seeks to align interests through salary and benefits package consistent with market levels. In the medium term, through the payment of bonuses and participation in our results to certain employees, seeking to reward achievement and overcoming individual and Company goals, aligned to the budget, strategic planning, market and achieving synergies in the integration process of VCP and Aracruz. Finally, in the long term, the Company seeks to retain qualified employees through the plan based on the granting of financial awards taking into account the valuation of the Company in the long run.

f.          existence of remuneration supported by subsidiaries, direct or indirect controller or controlled companies

Three Fibria directors, which also participate in the Board of Directors of Veracel, also received from this controlled total fees of R$ 14,000.00 (fourteen thousand reais) and R$ 16,000.00 (sixteen thousand reais) for the years 2010 and 2011, respectively.

g. existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

It was not established in the contract of Fibria directors the remuneration or benefits associated with corporate events. However, according to the Company’s remuneration policy, the Board of Directors may, by donation, approve awards, if it is deemed necessary.

13.2.   In relation to the remuneration recognized in the result of past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board and supervisory board, prepare a table with the following content

a.	body
b.	number of members
c.	remuneration separated as:
	i.	fixed annual remuneration, separated as:
		•	salary or pro-labore
		•	direct and Indirect Benefits
		•	remuneration for participation in committees

	•	others
ii.	variable compensation, separated as:
	•	bonus
	•	profit sharing
	•	remuneration for attending meetings
	•	commissions
	•	others
iii.	post-employment benefits
iv.	benefits motivated by the cessation of tenure
v.	remuneration based on shares

Total of the remuneration of the board of directors, statutory board and supervisory board of 2009

Bonus (“Variable Remuneration”): Refers to variable pay and synergies

Post-employment benefits: Refers to the extent of medical assistance for a few months after termination of former directors who left the Company and a previous member of the Board of Directors who receives monthly remuneration.

Benefits of the job termination: Refers to the values of termination with social security benefits and FGTS.

Number of members: Number of members corresponding to an annual average of Fibria directors and its subsidiaries and was calculated monthly according to the instructions.

Total of the remuneration of the board of directors, statutory board and supervisory board of 2010

Bonus (“Variable Remuneration”): Refers to variable pay and synergies

Remuneration for attending meetings: Refers to the remuneration of three Fibria directors participating in Veracel Board of Directors.

Post-employment benefits: Refers to the extent of medical assistance for a few months after termination of former directors who left the Company and a previous member of the Board of Directors who receives monthly remuneration.

Benefits of the job termination: Refers to the values of termination with social security benefits and FGTS.

Remuneration based on shares Refers to the value of grants on August 25, 2010.

Number of members: Number of members corresponding to an annual average of Fibria directors and its subsidiaries and was calculated monthly according to the instructions.

Total of the remuneration of the board of directors, statutory board and supervisory board of 2011

Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	6,58	10,92	2,92	20,42
Fixed Annual Remuneration	1.998.998,70	10.764.725,82	399.091,92	13.162.816,44
Base Salary ("Fixed")	1.540.250,00	6.644.703,61	332.576,60	**8.517.530,21**
Direct and Indirect Benefits	6.698,70	2.533.001,05	0.00	**2.539.699,75**
Remuneration for Committees	120.000,00	0.00	0.00	**120.000,00**
Other	332.050,00	1.587.021,16	66.515,32	**1.985.586,48**
Other Description (fixed remuneration): Refers to the employer's contribution to the INSS collected on the base fees over the financial year of 2011.				
Annual Variable Remuneration	0.00	**8.287.158,35**	0.00	**8.287.158,35**
Bonus ("Variable Remuneration")	0.00	8.001.842,44	0.00	**8.001.842,44**
Participation in Results	0.00	0.00	0.00	0.00
Remuneration for attending meetings	0.00	16.000,00	0.00	16.000,00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	299.704,92	0.00	**299.704,92**
Other Description (variable remuneration): For the fiscal year of 2011, it refers to the contribution to INSS on the variable remuneration.				
Post-employment benefits	**137.635,20**	**6.153,40**	0.00	**143.788,60**
Benefits of the job termination	0.00	**8.223.787,29**	0.00	**8.223.787,29**
Remuneration based on shares	0.00	0.00	0.00	0.00
Total	**2.136.633,90**	**27.312.213,87**	**399.091,92**	**29.847.939,69**

Bonus (“Variable Remuneration”): Refers to variable pay and synergies

Remuneration for attending meetings: Refers to the remuneration of three Fibria directors participating in Veracel Board of Directors.

Post-employment benefits: Refers to the extent of medical assistance for a few months after termination of former directors who left the Company and a previous member of the Board of Directors who receives monthly remuneration.

Benefits of the job termination: Refers to the values of termination with social security benefits and FGTS.

Number of members: Number of members corresponding to an annual average of Fibria directors and its subsidiaries and was calculated monthly according to the instructions.

Total of the remuneration of the board of directors, statutory board and supervisory board of 2012

Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	**7,00**	**11,08**	**3,00**	**21,08**
Fixed Annual Remuneration	**2.913.153,84**	**11.774.160,79**	**432.671,90**	**15.119.986,53**
Base Salary ("Fixed")	2.296.000,00	6.368.032,40	360.559,92	**9.024.592,32**
Direct and Indirect Benefits	13.953,84	2.631.989,36	0.00	**2.645.943,20**
Remuneration for Committees	120.000,00	0.00	0.00	**120.000,00**
Other	483.200,00	2.774.139,03	72.111,98	**3.329.451,01**
Other Description (fixed remuneration): Refers to the employer's contribution to the INSS scheduled to 2012.				
Annual Variable Remuneration	0.00	**8.011.523,74**	0.00	**8.011.523,74**
Bonus ("Variable Remuneration")	0.00	7.752.609,84	0.00	**7.752.609,84**
Participation in Results	0.00	0.00	0.00	0.00
Remuneration for attending meetings	0.00	12.000,00	0.00	12.000,00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	246.913,90	0.00	**246.913,90**
Other Description (variable remuneration): For the fiscal year of 2012 it refers to the contribution to INSS on the variable remuneration.				
Post-employment benefits	**137.635,20**	**10.749,27**	0.00	**148.384,47**
Benefits of the job termination	0.00	**13.961.173,00**	0.00	**13.961.173,00**
Remuneration based on shares	0.00	6.240.714,33	0.00	6.240.714,33
Total	**3.050.789,04**	**39.998.321,13**	**432.671,90**	**43.481.782,07**

Bonus (“Variable Remuneration”): Refers to variable pay and synergies

Remuneration for attending meetings: Refers to the remuneration of three Fibria directors participating in Veracel Board of Directors.

Post-employment benefits: Refers to the extent of medical assistance for a few months after termination of former directors who left the Company and a previous member of the Board of Directors who receives monthly remuneration.

Benefits of the job termination: Refers to the values of termination with social security benefits and FGTS.

Remuneration based on shares: refers to the provision for the financial year.

Number of members: Number of members corresponding to an annual average of Fibria directors and its subsidiaries and was calculated monthly according to the instructions.

d.         value, per body, of the remuneration of the board of directors, statutory board and supervisory board

e.         total of the remuneration of the board of directors, statutory board and supervisory board

13.3.   In relation to the variable remuneration of past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board and supervisory board, prepare a table with the following content

a.	body
b.	number of members
c.	regarding bonuses:
	i.	minimum value set in the payment plan
	ii.	maximum value set in the payment plan
	iii.	valued provided in the payment plan, if the targets are met
	iv.	amount actually recognized in the income of the last 3 financial years
d.	regarding profit sharing:
	i.	minimum value set in the payment plan
	ii.	maximum value set in the payment plan
	iii.	valued provided in the payment plan, if the targets are met
	iv.	amount actually recognized in the income of the last 3 financial years

Variable remuneration foreseen for the current fiscal year, 2009

(1) During the fical year ended December 31, 2008 the Company, during the process of approval of its budget variable remuneration for 2009, had not finalized the variable remuneration program of the Board of Officers, which at that time was being restructured due to the merger of Aracruz by VCP. Thus, during the fiscal year ended December 31, 2009, with the final definition of this program, the earned values exceeded the foreseen values in the budget

As previously noted, there is no variable remuneration for members of the Board of Directors and Fiscal Council.

Variable remuneration foreseen for the current fiscal year, 2010

As previously noted, there is no variable remuneration for members of the Board of Directors and Fiscal Council.

Variable remuneration foreseen for the current fiscal year, 2011

As previously noted, there is no variable remuneration for members of the Board of Directors and Fiscal Council.

Variable remuneration foreseen for the current fiscal year, 2012

As previously noted, there is no variable remuneration for members of the Board of Directors and Fiscal Council.

13.4.   Regarding the payment plan based on actions of the board of directors and statutory board in force the last financial year and anticipated for the current financial year, describe:

a.         general terms and conditions

As mentioned before, the Long Term Incentives plan to Directors was approved by the Board of Directors on April 28, 2010. This plan is based on the granting of a financial award in the reach of goals hires in the financial year, based on the valuation of the Company in the long term, referenced by the variation of shares on the stock exchange. Yearly the Board of Directors, advised by the Personnel and Remuneration Committee, may create new licenses of the plan (“programs”), classifying the eligible Directors, the number of options granted and the amounts involved. At each grant the Board of Directors will establish a minimum goal of share valuation. The amount of the option exercise is based on the average price per share on the stock exchange within 6 months prior to the date of grant. To exercise their options, the executive must respect a grace period of three years, during which they will remain in the Company, and deciding to exercise the options, up to a maximum of two years after the grace period, they should formally ask the Company, which shall pay the amount due if the option has some value due to the minimum recovery goal set in the granting of the share. In case of termination in this period, special rules apply to options according to the situation, as detailed in section 13.4(n) below. After the grace period, the executive will have 2 additional years to exercise their options. All options not exercised within this period will expire. The potential gain of the executive will be the difference between the average share price in the six months preceding the financial year date and the financial year value, multiplied by the number of options granted. The maximum award is limited to two times the target award, based on the Company’s remuneration strategy. It shall be noted that if the exercise price is not reached in any of the dates of verification, in that check there will be no type of maintenance of the exercise with applicable options.

b.         main objectives of the plan

•          Attraction and retention of executives;

•           Alignment of interests of executives with shareholders’ for the value creation, and

•           Long term view

c.         how the plan contributes to these objectives

The plan, approved by the Board of Directors, creates a potential gain to the executive (target award) based on the Company’s remuneration strategy to align the total direct compensation to the third quartile of the market (75th percentile, target 400 - for further information, see item 13.1(b) of this Form). Therefore, it makes total compensation competitive to attract and retain talent.

To exercise the options, the Director shall remain in the Company during the grace period of three years. In case of voluntary termination, the director loses the right to options that have not yet passed through the grace period. In this item the plan reflects its goal of retention.

The target award (multiple monthly fees) is converted into a number of options through the potential gain or fair value they represent. To calculate the potential earning of these options (future spread) a target value per share (and Company) is set, which takes into account the projected growth of the business plan and the cost of shareholder capital (Ke) defined by the Board of Directors. Thus the plan’s participant only make a gain equal to the target award (based on market) if the Company obtains a valuation in line with the shareholder expectations.

d.         how the plan is included in the remuneration policy of the issuer

The plan is part of the total remuneration strategy, with a heavy weight in its composition, thereby generating the proper focus of executives in the Company’s valuation in the long term and hence the generation of sustainable results.

e.         how the plan aligns the interests of the directors of the issuer at short, medium and long term

As mentioned in item 13.4.d, the plan approved by the Board of Directors has a relevant weight in the total remuneration strategy of Directors of the Company. Therefore, the alignment and competitiveness of the executive’s total remuneration depend on the potential earnings of the plan. In turn, these are subject to the achievement of valuation targets of the Company, established by the Board of Directors and aligned with shareholder expectations. The Company valuation on the stock exchange, except in situations of market volatility, is subject to growth and consistent and positive operational results. Since the plan proposed to the Board of Directors will normally have annual grants of options, at market value, there is a continuing focus on the future appreciation of the shares and, therefore, the Company.

Thus, for the executive to keep their total remuneration competitive and aligned with the market, it is necessary to generate results and continuous valuation of the Company.

f.          maximum number of shares covered

Not applicable, since the Long Term Incentives plan does not result in effective shares or option to acquire them.

g.         maximum number of options to be granted

The maximum number of options to be granted will depend on the position of the executive in question. The program provides a maximum of 50% plus the target reached of contracted goals. On 31 December 2011 the number of options approved by the Board of Directors is 379,851 options.

h.         conditions for acquisition of shares

In the concept adopted in the plan approved by the Board of Directors, there is no effective acquisition of shares or granting of options to acquire them. However, the participant must respect a grace period of three years, counted from the date of granting of the right, to earn some profit. The potential gain of the executive will be the difference between the average share price in the six months preceding the financial year date and the financial year value, multiplied by the number of options granted.

i.          criteria for determining the acquisition or exercise price

In the concept adopted in the plan approved by the Board of Directors, there is no acquisition of shares or options to acquire them. However, the exercise value (base) of the option is based on the average share price during the six months prior to the grant, adjusted for inflation.

j.          criteria for determining the exercise period

In the plan approved by the Board of Directors the criteria for defining the exercise period consists of:

•           A grace period of three years, counted from the date of granting of the right, in which the executive shall remain in the Company. Exceptionally, in the first granting of the plan approved by the Board of Directors on April 28, 2010, called 2009 program, they were allowed to exercise in advance of 33% of the options on each anniversary of the grant date; It is noteworthy that such a payment stream was the result of a study commissioned from a consulting firm specialized in compensation to ensure maximum use of the objectives pleaded in such a program, which are: encouraging long term performance, retention of prominent executives.

•           A maximum exercise period (duration of the option) of 5 years from the grant.

k.         liquidation form

During the exercise period, the executive may, on the established terms, exercise their options, and exercising them, receive their long term compensation in cash rather than shares. The potential gain of the executive will be the difference between the average share price in the six months preceding the financial year date and the financial year price, multiplied by the number of options granted.

l.          restrictions on transfer of shares

Not applicable, since the Long Term Incentives plan does not result in effective shares or option to acquire them.

m.        criteria and events that, when checked, will cause the suspension, modification or termination of the plan

There is no prediction about it on the plan approved by the Board of Directors. In case of termination, special rules shall apply to the options, depending on the situation. For more details, see item 13.4.n this Reference Form.

n.         effects of the termination of the director of the bodies of the issuer on its rights under the share based payment plan

The policy approved by the Board of Directors provides the following effects:

Note

As mentioned in previous notes, it is important to note that in the Long Term Incentives plan, the Company’s payment plan is based only on the value of the shares, without the effective granting of options to acquire shares, since the options referred to in the plan constitute a mere reference to the calculation of remuneration, which is paid in cash.

13.5.    Report the number of shares or quotas owned directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controllers, subsidiaries or under common control, by members of the board of directors, statutory board or Fiscal Council, grouped by body, at the closing date of the last financial year

Fibria Celulose S.A.

Members of the Board of Directors or the Supervisory Board of the Company does not hold securities issued directly or indirectly by Company controllers, subsidiaries of the Company or under common control with it.

13.6.    In relation to the remuneration based on shares recognized in the result of past 3 financial years and planned for the current fiscal year by the board of directors, and statutory board, prepare a table with the following content

a.           body

b.           number of members

c.           regarding each grant of options to purchase shares:

i.             date of grant

ii.           quantity of options granted

iii.          deadline by which the options become exercisable

iv.          maximum period for the exercise of options

v.           period of restriction on transfer of shares

vi.          average calculated price for the financial year for each one of the following group of shares:

•            open at the beginning of the financial year

•            lost during the financial year

•            exercised during the financial year

•            expired during the financial year

d.           fair value of options at the date of the grant

e.           potential dilution in the event of exercise of all options granted

Notes:

For the Board of Directors this item does not apply, since it is not entitled to share based remuneration. It should be emphasized that in the Long Term Incentives plan, Company’s payment plan referred in share value, payment is made in cash rather than shares. It is also important to mention that the Long Term Incentives plan does not result in effective grant of actions, so the options grants in this plan serve as a mere reference to the calculation of remuneration, which is paid in cash.

13.7.    Regarding the outstanding options of the Board of Directors and Executive Officers at the end of last financial year, prepare a table with the following content

a.           body

b.           number of members

c.           regarding options not yet exercisable

i.             quantity

ii.           date in which they will become exercisable

iii.          maximum period for the exercise of options

iv.          period of restriction on transfer of shares

v.           Average calculated price for the financial year

vi.          fair value of options on the last day of the financial year

d.           regarding exercisable options

i.             quantity

ii.           maximum period for the exercise of options

iii.          period of restriction on transfer of shares

iv.          Average calculated price for the financial year

v.           fair value of options on the last day of the financial year

vi.          fair value of the total options on the last day of the financial year

Statutory Board

Body	Board
Number of members	6
Regarding not exercisable options	
i. Quantity	223.207
ii. Date in which they will become exercisable	28/08/2013
iii. Maximum period for the exercise of options	28/08/2015
iv. Period of restriction on transfer of shares	N/A
v. Average calculated price for the financial year	R$ 27,55
vi. Fair value of options on the last day of the financial year	R$ 0,00
Regarding exercisable options	
i. Quantity	156.644
ii. Maximum period for the exercise of options	27/10/2013
iii. Period of restriction on transfer of shares	N/A
iv. Average calculated price for the financial year	R$ 27,55
v. Fair value of options on the last day of the financial year	R$ 0,00

Note

For the Board of Directors this item does not apply, since it makes no remuneration based on shares. It is important to note that in the Long Term Incentives plan - Company’s payment plan based only on the value of the shares - there is no effective granting of options, since the options referred to in the plan constitute a mere reference to the calculation of remuneration, which is paid in cash.

13.8.    Regarding the options exercised and shares delivered related to the remuneration based on shares of the board of directors and statutory board, in the last 3 financial years, prepare a table with the following content

a.          Body

b.          Number of members

c.          Regarding exercised options, inform:

i.            Number of shares

ii.           Average calculated price for the financial year

iii.         Total value of the difference between the exercise value and market value of shares related to exercised options

d.          Regarding the delivered shares, inform:

i.            Number of shares

ii.           Average calculated price for the acquisition

iii.         Total value of the difference between the acquisition value and market value of acquired shares

Does not apply, since in the Long Term Incentives plan - Company’s payment plan based only on the value of the shares - there is no effective granting of options and share, since they constitute a mere reference to the calculation of remuneration, which is paid in cash.

Additionally, there was no exercise of options since the year 2009 until the date of this Reference Form.

13.9.    Brief description of the information necessary for the understanding of the data reported in items 13.6 to 13.8, and the explanation of the pricing method of the value of shares and options, indicating at least:

a. pricing model

For the pricing of options granted to its directors under its Long Term Incentive Plan, the Company uses a computer pricing model based on vortexes known as the “Trinomial Trees”, widely used in computational finance. According to this model, hypothetical pricing scenarios are established for the future behavior of the average share price on specific dates (“vortexes” or “knots”) until the expiration date of the option, forming a “tree” of possibilities for the exercise price of the option.

For each of these “knots”, incorporating the specific conditions of the instrument, we calculated the price of the option at the final vortexes, and such prices under each scenario are discounted to the present value, according to a risk free interest curve. This discount of the present value reflects the ability of managers to exercise or not the options for each of the existing knots.

The presence of a grace period (“vesting period”), the fact that the option can be exercised at any time after the vesting period and the need of a structure in terms both of interest rates (“risk free”) and for long term volatility, are some reasons that the pricing as “trees” is preferred over less flexible models such as Black-Scholes model, for example.

It should be noted that the first grant of options under the Long Term Incentive Plan of Fibria was related to the financial year of 2009, as approved by the Board of Directors on August 25, 2010.

b. data and assumptions used in pricing models, including the average weighted share price, exercise price, expected volatility, maturity of the option, expected dividends and risk free interest rate

While the Company uses the variation of the cash price of the shares as a mere reference for the calculation of the grant,

in using the model tree the Company shall exercise the following variables:

•     Object Asset: Average Price (simple average) of the closing prices the last 6 months of the share:

o     FIBR3 (for periods after 17/11/2009);

•     Maturity of the option: 5 years after the grant date.

•     Vesting (grace period for the financial year):

o     For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, monthly.

o     For the following grants: Exercise possible only after 36 months, at each month.

•                Volatility: See item 13.9.d below.

•                Exercise Price: R$ 27.55, set by the board of shareholders, reflecting a goal of appreciation of the Company in relation to the targets (2009 and 2010 grants).

•                Risk Free Interest Rate: Local Predetermined Interest Curve without cash (“Pre/DI”), valid for the last date with adjustments available in DI Futuro of BM&FBovespa.

•                Expected Dividend Rate: Expected dividends per share / stock price. The history of the last 3 years of dividend payments is considered for the calculation.

c. method used and assumptions made to incorporate the expected effects of early exercise

As the method used is the Trinomial Trees, the conditions for early exercise are included in the construction of the tree model and reflected in the price of the instrument, thus there being no mandatory adjustment to closed formulas.

d. method of determining the expected volatility

To determine the expected volatility, the Company makes use of the paper historical volatility. However, the fact that FIBR3 share has no liquid market for options makes the adoption of long term implied volatility not possible. For this reason, the Company is based on 3 years of data related to the actions VCPA4 and finally FIBR3, calculating the volatility of the 6 months average.

Since the object asset is not the share itself, but its 6 months average, the average volatility tends to be always lower than the volatility of the asset itself due to the smoothing behavior (“smoothness”) caused by the averages.

To avoid this kind of distortion, we calculate the volatility of the price average itself or, if necessary, we can make corrections in the first two moments (M1 and M2) of the asset price (Turnbull and Wakenmann formula).

In order to do so, it is assumed that the series of share price is normally distributed, according to the hypothesis tests of Jarque-Bera and Kolmogorov-Smirnov for daily return data of the share in the series of 6 months, at a significance of 5%.

It is also assumed that the series of share prices showed absence of serial correlation of residues of daily returns at a significance of 5%, in accordance with the Watson Durbin test performed in a series of 6 months.

It is noteworthy that expected future events relevant by the Company require eventual discretionary corrections in the volatility used. Such events are not necessarily reflected in the behavior of historical prices. Although this case has not yet occurred with the share from the process of incorporation of Aracruz by the then VCP - FIBR3 - the Company is aware of the fact that in such cases, it must make an ad hoc adjustments in the volatility used.

Historical volatility is then extrapolated for the entire period of existence of the option and used in the model. In periods of low market volatility, checks should be made about the desirability of maintaining the current volatility, since it is not expected that this condition lasts until the expiration of the option.

e. if some other features of the option was incorporated into the measurement of fair value

After the acquisition period (vesting period), the option may be exercised only in specific periods (one week of each month), and not on any day within the period. This correction was included in the construction of the tree.

13.10. Regarding to pension plans in force granted to members of the board of directors and statutory officers, provide the following information as a table:

a.         body

b.         number of members

c.         name of the plan

d.         quantity of directors who qualify for retirement

e.         conditions for early retirement

f.          updated value of contributions accumulated in the pension plan until the end of the last financial year of the company, less the portion relating to contributions made directly by directors.

g.         total accumulated value of contributions made during the last financial year of the company, less the portion relating to contributions made directly by directors.

h.         if there is possibility of early redemption, and in what conditions

In the financial year of 2011, contributions by sponsors Fibria and Portocel were made only to Funsejem - Fundação Senador José Ermírio de Moraes. As to Veracel, contributions by the sponsor were made to the ARUS-Fundação Aracruz de Seguridade Social.

Legend:

(1)	The number of members in this table refers to the number of directors who were in full exercise of their mandate on December 31 of the reference year.
(2)

The contributions listed refer to directors and their balances on December 31, 2011. If i) directors withdrew from plan on leaving the Company, or ii) when they retire, or iii) if they were removed from the body, and therefore were not directors of the Company on December 31, 2011, the balance reported here does not include members of the Board of Directors and Fiscal Council.

(3)	Note
Conditions for early retirement:

1.               55 years old;

2.               10 continuous years in Votorantim companies;

3.               Termination of link with the sponsor.

Legend:

(1)          The number of members in this table refers to the number of directors who were in full exercise of their mandate on December 31 of the reference year.

(2)          The contributions listed refer to directors and their balances on December 31, 2011. If i) directors withdrew from plan on leaving the Company, or ii) when they retire, or iii) if they were removed from the body, and therefore were not directors of the Company on December 31, 2011, the balance reported here does not include members of the Board of Directors and Fiscal Council.

(3)          Note

Conditions for early retirement:

(1)          55 years old;

(2)          5 years linked to ARUS;

(3)          Termination of link with the sponsor.

13.11. In a table, indicate for the last 3 financial years, regarding to the board of directors, the statutory board and the supervisory board:

a.         body

b.         number of members

c.         value of the highest personal remuneration

d.         value of the lowest personal remuneration

e.         average value of individual remuneration

The information that this item is about are no longer given because of an injunction granted by Judge of the 5th Federal Court of the Judicial Section of Rio de Janeiro, in the case file No. 2010.5101002888-5 proposed by the Brazilian Institute of Finance Executives - IBEF Rio de Janeiro, institution to which part of the Company’s directors are associated.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms for directors in the event of termination or retirement, stating the financial consequences to the issuer

There are directors that in their contracts are eligible for compensation in case of termination, if it happens by the initiative of the company. The maximum total compensation payable by the company under these circumstances amounted, in December 31, 2011, to R$ 8,539,200.00.

No members of the board and committees are eligible for this type of compensation.

13.13. Regarding the last 3 financial years, indicate the percentage of total remuneration for each body recognized in respect of the issuer’s board of directors, statutory board or fiscal council who are parties related to the direct or indirect controller, as defined the accounting rules that address this matter

Members who currently are part of, and in the last 3 financial years were part of, both the Board and the Fiscal Council of the Company are not parts related to direct or indirect controllers of Fibria.

Regarding Fibria Board of Directors, all members appointed by the shareholders Votorantim Industrial S.A. e BNDES Participações S.A., signed the Shareholders Agreement and waived the right to receive remuneration for said role.

Therefore, for the last 3 financial years, it was not recognized in the Company results any remuneration paid to members of the Board of Directors or Fiscal Council who are parties related to its direct or indirect controller.

13.14. Regarding the last 3 financial years, indicate the amounts recognized in the income of the issuer as remuneration of members of the board of directors, statutory board or fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and advisory services or assistance provided

Not applicable, since no member of the Board of Directors, Statutory Board or Fiscal Council received any remuneration resulting from reasons other than the job held.

13.15.  Regarding the last 3 financial years, state the amounts recognized in the income of direct or indirect controllers, companies under common control of subsidiaries of the issuer, as remuneration for members of the board of directors, statutory board or fiscal council of the issuer , grouped by body, specifying in what capacity these values were attributed to such individuals

(*) without charge

Note

The values shown in the tables correspond to the fees paid to Statutory Officers of Fibria for attending meetings in Veracel as members of the Board of Directors.

13.16.  Provide other information that the issuer deems relevant

The Company provides the summary table below with the annual amount, separated by body, showing (i) the values approved at the ordinary meeting held on 2011 and (ii) the amounts realized, as disclosed in the Company’s financial statements:

Notes:

(i) All the values above reported in the fields “AUG” and “Achieved” includes all benefits listed in the Technical Declaration CPC 05 R1.

(ii) The values approved in AUG were calculated based on the goals of variable remuneration, taking into account, conservatively, the maximum limits defined in the internal politics of variable remuneration. The values achieved throughout the financial year ended on December 31, 2011 were below the maximum limits specified in the policy.

ANNEX III

QUALIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS AND
CANDIDATES TO THE FISCAL COUNCIL (Items 12.6 to 12.10 of CVM Instruction
480/2009)

12.6	For each of the directors and members of the fiscal council of the issuer, state as a table:

a.	name
b.	age
c.	profession
d.	CPF or passport number
e.	elective position
f.	date of election
g.	date of start of mandate
h.	term of office
i.	other positions or functions exercised in the issuer
j.	indication if he was elected by the controller or not

Antônio Luiz Pizarro Manso	67	Engineer	067.464.467-00	Independent (alternate) Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	NO	Member of the Risk and Audit Committee
Eduardo Rath Fingerl	58	Engineer	373.178.147-68	Effective Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Nothing
Gilberto Lara Nogueira	63	Engineer	386.364.768-87	Alternate Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Coordinator of the Personnel and Remuneration Committee
João Carvalho de Miranda	49	Economist	772.120.887-49	Effective Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Member of the Finance Committee
José Armando de Figueiredo Campos	63	Engineer	127.674.506-06	Independent (effective) Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	NO	Member of the Personnel and Remuneration Committee
José Luciano Duarte Penido	63	Engineer	091.760.806-25	Chairman of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Member of the Personnel and Remuneration Committee and Coordinator of the Sustainability Committee
Mario Antonio Bertoncini	43	Business Administrator	085.771.768-51	Alternate Member of the Board of Directors	03.10.2011	03.10.2011	Until AUG 2012	YES	Member of the Finance Committee
Maurício Aquino Halewicz	39	Accountant	694.701.200-78	Independent (Alternate) Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	NO	Member of the Risk and Audit Committee

Sergio José Suarez Pompeo	28	Economist	094.449.797-76	Alternate Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Member of the Finance Committee
Paulo Henrique de Oliveira Santos	53	Engineer	034.880.428-80	Alternate Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Nothing
Raul Calfat	59	Business Administrator	635.261.408-63	Effective Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Nothing
Samuel de Paula Matos	64	Economist and Accountant	069.815.428-20	Alternate Member of the Board of Directors	28.04.2011	28.04.2011	Until AUG 2013	YES	Coordinator of the Risk and Audit Committee
Geraldo Gianini	61	Accountant	531.905.488-20	Alternate Member of the Fiscal Council	28.04.2011	28.04.2011	Until AUG 2012	YES	Nothing
Eliane Aleixo Lustosa	49	Economist	783.519.367-15	Effective Member of the Fiscal Council	28.04.2011	28.04.2011	Until AUG 2012	YES	Nothing
José Écio Pereira da Costa Júnior	60	Accountant and Business Administrator	359.920.858-15	Effective Member of the Fiscal Council	28.04.2011	28.04.2011	Until AUG 2012	YES	Nothing
Marcos de Bem Guazzelli	42	Accountant and Lawyer	577.456.920-91	Alternate Member of the Fiscal Council	28.04.2011	28.04.2011	Until AUG 2012	YES	Nothing
Lúcio Tameirão Machado	51	Accountant	261.766.881-91	Alternate Member of the Fiscal Council	28.04.2011	28.04.2011	Until AUG 2012	NO	Nothing
Maria Paula de Souza Aranha	55	Banker and Economist	035.859.048-58	Effective Member of the Fiscal Council	28.04.2011	28.04.2011	Until AUG 2012	NO	Nothing

12.7    Provide the information mentioned in item 12.6 in respect of members of statutory committees, as well as audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

Not applicable.

12.8.   For each of the directors, members of the fiscal council and members of the statutory audit committee, provide:

a.                               curriculum, containing the following information:

i. main professional experiences over the past 5 years, including:

•           company name

•           position and functions of the office

•           core business in which these experiences occurred, highlighting companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with, directly or indirectly, participation equal to or less than 5% of the same class or kind of securities of the issuer

ii. indication of all the management positions they hold or have held in listed companies

Alexandre Gonçalves Silva

Academic Background: Graduate in Mechanical Engineering from Pontificia Universidade Catolica do Rio de Janeiro - PUC/RJ.

Professional Background: Mr. Alexandre Silva is a member of the Board of Directors of Fibria Celulose S.A. Over the past 05 years, he served as CEO of General Electric do Brasil Ltda (Infrastructure closed company), a company subsidiary of General Electric Corporation, working in several industrial, financial and media areas, with responsibility for overseeing the company’s business in Brazil. In addition, he served as a member: (i) of the Board of Directors of Equatorial Energia SA, a publicly held company whose main activity is investing in companies in the energy sector, (ii) Board of Directors of Directors of TAM SA, a publicly held company whose main activity is the carriage of passengers and cargo, and (iii) the Board of Directors of Fundições SA, a publicly held company whose main activity is the manufacture of castings parts for the automotive sector.

None of the companies above, except for its own, is part of the economic group of Fibria Celulose S.A.

Alexandre Gonçalves Silva has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Alexandre Silva D’Ambrosio

Academic Background: Graduated in Law from the University of Sao Paulo. Master of Law from the Harvard Law School (LL. M ‘86), in addition to being master of comparative law by the National Law Center of the George Washington University (MCL ‘89).

Professional Background: Mr. Alexandre D’Ambrosio is a member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as general counsel and Corporate Director of Votorantim Participacoes S.A. He also served as director of VPAR’s legal department and served as a member of the Board of Directors of Aracruz Celulose S.A. Before joining the Votorantim Group, Mr. Alexandre D’Ambrosio served from 2001 to 2003 as vice president of legal and corporate issues of Global Village Telecom Ltda.

- GVT in Brazil, and from 1999 to 2001 as general counsel of Telemig S.A., closed company, and Telenorte Celular S.A, closed company (both telecommunication companies) in Brazil.

It is worth noting that Mr. Alexandre D’Ambrosio worked in the area corporate law in the United States from the year 1986 to 1996, as associate and partner in a law firm in Washington, DC and New York. For this reason, he is enrolled in both the Brazilian Bar and the American Bar - in the state of Columbia - as well as being a member of the International Court of Commerce of New York.

From the companies mentioned above, only the Global Village Telecom Ltda. - GVT and Telemig S.A. and Telenorte Celular S.A are not part of the economic group of the issuer. Aracruz Celulose S.A. was incorporated by the Company.

Alexandre Silva D’Ambrosio has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Antonio Luiz Pizarro Manso

Academic Background: Graduated in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro - PUC/RJ, he has also an executive MBA degree in Finance from the Brazilian Institute of Capital Markets - IBMEC.

Professional Background: Mr. Antonio Manso is a alternate member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as Vice Chief Financial Officer and Investor Relations Officer (CFO) at Embraer - Empresa Brasileira de Aeronáutica S.A. (open company of aeronautical material). In addition, he held the position of board of directors in Itapoá Terminais Portuários S.A., a private corporation, whose principal activity is the operation of private container ports, as well as at Banco Caixa Geral do Brasil S.A. (closed company)

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

There is an agreement signed by Mr. Antonio Luiz Pizarro Manso (PAS 22/2006 – filed): Said PAS was about an administrative investigation to calculate a possible lack of information disclosure by Embraer - Empresa Brasileira de Aeronáutica S.A. related to the facts of January 13, 2006, January 16, 2006 and January 19, 2006. At the time, the Investigation Committee proposed the accountability Antonio Luiz Pizarro Manso, then Director of Investor Relations of Embraer, for not having acted with due diligence, by not disclosing to the market anticipated the project to restructure the capital of Embraer with the admission of its shares in the New Market. It should be noted that the choice to fill said administrative process occurred through a decision of the CVM Collegiate, on October 28, 2008 (Reg No. 6152/08), since it was verified the fulfillment of the conditions of the Commitment Term signed by Antonio Luiz Pizarro Manso (a term approved at a meeting of the Collegiate on August 12, 2008, under PAS 22/2006).

Antonio Luiz Pizarro Manso has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Eduardo Rath Fingerl

Academic Background: Graduated in Industrial Engineering from Federal University of Rio de Janeiro - UFRJ and has a master degree in industrial engineering from the Institute of Postgraduate Studies and Research in Administration of the Federal University of Rio de Janeiro (COPPEAD)

Professional Background: Mr. Eduardo Fingerl is an Effective member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as director of the areas of Capital Markets, Venture Capital and the Environment at the Banco Nacional de Desenvolvimento Economico e Social - BNDES. Also, he was a member of: (i) Advisory Board of the Associação Brasileira de Venture Capital e Private Equity – ABVCAP (nonprofit organization) (ii) Board of “The New Club of Paris”, (iii) Steering Committee of the Fundo Amazônia – COFA (establishment of directives for the Fundo da Amazônia) (iv) Board of Directors of the Instituto Brasileiro de Mercado de Capitais – IBMEC, besides being representative of the Banco Nacional de Desenvolvimento Economico e Social - BNDES with the Brazilian Institute of Corporate Governance.

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Eduardo Rath Fingerl has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Gilberto Lara Nogueira

Academic Background: Graduate in Mechanical Engineering from the Engineering School Mauá and in Business Administration from Fundação Getulio Vargas - FGV.

Professional Background: Mr. Gilberto Nogueira is a alternate member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as Corporate Director of Human and Organizational Development in Votorantim Participacoes S.A., and has been a member of the Board of Directors of Aracruz Celulose S.A.

Both companies mentioned above belong to the same economic group of the issuer. Aracruz Celulose S.A. was incorporated by the Company.

Gilberto Lara Nogueira has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

João Carvalho de Miranda

Academic Background: Graduated in Economics from the Pontifical Catholic University of Rio de Janeiro. Postgraduate in Business Administration by the Postgraduate Studies and Research in Administration of the

Federal University of Rio de Janeiro (COPPEAD). Completed an extension course by Wharton Business School, University of Pennsylvania.

Professional Background: Mr. João Miranda is vice president of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as Director of the Financial Department and Market Relations at Votorantim Industrial S.A. Before joining the Votorantim group, in 2009, he was the executive vice president of Global Banking at Banco Citibank S.A. do Brasil, from 2006 to 2009. Furthermore, Mr. João Miranda was also president of Citibank N.A. in Chile, from years 2004 to 2006, as well as banking corporate leader at Citibank, N.A. in Brazil, from the years 1998 to 2004. Prior to 1998, he held several positions at ING Barings, closed company, and Aracruz Celulose S.A.

From the companies mentioned above, only Votorantim belongs to the same economic group of the issuer. Aracruz Celulose S.A. was incorporated by the Company.

João Carvalho de Miranda has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

José Armando de Figueiredo Campos

Background: He is a Mining Engineer from the Escola de Minas de Ouro Preto (EMOP/UFOP) and has an MBA from Fundação Dom Cabral/INSEAD.

Professional Background: Elected to the Board of Directors of Fibria on December 22, 2009. Over the past 5 years, was a member of the Board of Directors of ArcelorMittal Brazil S.A. (open steel company) and since 2006, assumed the Chair of the Council in April 2009. It’s an Independent Counselor of the Rede Gazeta de Comunicação (ES), a closed company. After a long career in Cia. Vale do Rio Doce, now Vale S.A. (sector of Metal Ores), where he held various management positions, he was Vice President of Cia Siderúrgica de Tubarão – CST between 1992 and 1997 and since then its CEO until 2005. In 2006 he started holding, cumulatively, the role of President of Arcelor do Brasil S.A. (open company) currently ArcelorMittal Brasil S.A. (open company), until his retirement on 31/03/2009. Previously he was President of the Instituto

Brasileiro de Siderurgia - IBS (2002-2005) and President of the Instituto LatinoAmericano do Ferro e do Aço – ILAFA (2002-2004) .

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

José Armando de Figueiredo Campo has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

José Luciano Duarte Penido

Academic Background: Graduated in Mining Engineering by the Federal University of Minas Gerais.

Professional Background: Mr. José Penido is president of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as President Director and member of the Board of Directors of Votorantim Celulose e Papel S.A., current name of Fibria Celulose S.A.

José Luciano Duarte Penido has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Mario Antônio Bertoncini

Academic Background: Graduated in Business Administration at the School of Business Administration of Sao Paulo, Fundação Getúlio Vargas - FGV (1990), MBA in Finance by The Wharton School, University of Pennsylvania in 2011.

Professional Background: Mr. Mario Antônio Bertoncini was Director of Mergers and Acquisitions at Banco Itaú BBA SA (open company), being responsible for the M&A area of the Bank (2001/2005). Over the past five years he held in Itaú Unibanco S.A. the position of Regional Director in the Large Corporate Division, both in São Paulo and Rio de Janeiro (2005/2009) and served as Regional Director in the Large Corporate Division from 2009 to 2011 in Banco Itaú BBA S.A. Currently he is an adviser to VID.

None of the companies above, except for its own and VID, is part of the economic group Fibria Celulose S.A.

Mário Antônio Bertoncini has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Maurício Aquino Halewicz

Academic Background: Graduated in Accounting by the Federal University of Rio Grande do Sul and Economic Engineering from Universidade Presbiteriana Mackenzie. It also has MBA degree in Corporate Finance by Fundação Getúlio Vargas – FGV.

Professional Background: Mr. Maurício Halewicz is a alternate member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as Corporate Director of Controller in Rede Energia S/A, a public company whose main activity is the distribution, generation and sale of electrical power. In addition, he was a member of the Deliberative Board of Rede Prev (closed company), a private pension funds of employees of Rede Energia S/A, whose main activity is to manage the pension funds of employees of Rede Energia S/A.

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Maurício Aquino Halewicz has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Paulo Henrique de Oliveira Santos

Academic Background: Graduated in Production Engineering by the School of Industrial Engineering and master in Business Administration from Fundação Getúlio Vargas - FGV. He also completed in 2005 the “Owner/President Management Program” of the Harvard Business School.

Professional Background: Mr. Paulo Henrique de Oliveira Santos is a alternate member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years, he served as Chief Executive Officer of Votorantim Novos Negócios - VNN, a private equity and venture capital, closed company of the Votorantim Group. Nevertheless, he held the position of chairman of the Board of Directors of Tivit Terceirização de Processos, Serviços e Tecnologia S.A, a publicly traded company, listed on the New Market, whose main activity is the provision of integrated services of information and technology. In addition, he was an effective member of the Board of Directors of Aracruz Celulose S.A.

The companies mentioned above, except Tivit Terceirização de Processos, Serviços e Tecnologia S.A, belong to the same economic group of the issuer. Aracruz Celulose S.A. was incorporated by the Company.

Paulo Henrique de Oliveira Santos has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Raul Calfat

Academic Background: Graduated in Business Administration from Fundacao Getulio Vargas (FGV). He participated in the management development program for senior executives at the International Institute for Management Development (IMD), in Switzerland.

Professional Background: Mr. Raul Calfat is a member of the Board of Directors of Fibria Celulose S.A. In the last 5 years, he served as general manager, responsible for all industrial business at Votorantim Industrial S.A. From January 2012 he was appointed as Chief Executive Officer of Votorantim Industrial S.A. Furthermore, he was vice president of Bracelpa (Associação Brasileira de Celulose e Papel) in the years 1996 to 2004, and has been president of the Associação de papel e celulose de São Paulo in the years 1993 to 1995. Previously, he served as president of the company Papel Simão (closed company), member of Fibria Celulose S.A., where he began his career as a trainee in 1973.

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Raul Calfat has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Samuel de Paula Matos

Professional Background: Graduated in: (i) Economics, by the School of Economics and Business Administration, University of Sao Paulo, and (ii) Accounting, by Faculdade Tabajara.

Professional Background: Mr. Samuel Matos is a alternate member of the Board of Directors and Coordinator of the Audit and Risk Committee of Fibria Celulose S.A., and from 2008 he served as president of the Audit and Risk Committee and Fiscal Council of Votorantim Celulose e Papel S.A., a publicly held company whose main activity is the production of pulp and paper. Since 2010 he is a member of the Audit Committee of TIM Participacoes S.A. Between 2005 and 2008, he did not engage in any professional activity. He served as an independent consultant and Advisor to the Board of Directors and Financial and Investor Relations Department at Varig S.A., in matters relating to relations with external auditors, preparation and dissemination of financial statements, including participation in the preparation of the Management Report. He was a partner of Auditoria Arthur Andersen (formerly audit and consulting company) and member of its Board of Directors, having participated in the committee that led the integration of Arthur Andersen in Brazil with Deloitte, Touche, Tohmatsu (audit and consulting company). He held the position of CEO of Coopers and Lybrand in Brazil, an independent auditing firm and consulting business, and after the fusion of it with Arthur

Andersen, he served as COO of the new company as part of its Executive Committee. Nevertheless, he was an Audit partner at Deloitte and member of its Policy Committee between 2002 and 2004.

The companies mentioned above, except Coopers, Lybrand do Brasil, Arthur Andersen, Varig S.A., TIM Participações S.A. and Deloitte Touche Tohmatsu, belong to the same economic group of the issuer.

Samuel de Paula Matos has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Sérgio José Suarez Pompeo

Academic Background: Graduated in Economics and Master in Economics from the Institute of Economics, Federal University of Rio de Janeiro.

Professional Background: Mr. Sérgio Pompeu is a member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years he worked in the area petrochemical holdings in Petrobras - Petróleo Brasileiro S.A. and as Manager of Capital Market at BNDES - Banco Nacional de Desenvolvimento Economico e Social.

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Sergio José Suarez Pompeo has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Geraldo Gianini

Academic Background: Graduated in Accounting Sciences and Master in Accounting Sciences and Finance from the Pontifical Catholic University of Sao Paulo - PUCSP.

Professional Background: Mr. Geraldo Gianini acts as an alternate member of the Fiscal Council of the Company since April 28, 2006. Furthermore, he also acts as: (i) Auditor - partner of the firm AUDIBANCO Auditores Independentes S/S, as the technical responsible of CVM and BACEN, (ii) university professor and advisor to the Vice Dean of the Pontifical Catholic University of Sao Paulo - PUC-SP, and (iii) Legal Expert of the 10th Court of Federal Tax Foreclosures in the State of Sao Paulo.

He was a member of the Fiscal Council of the following companies: (i) Bombril S/A (open company), as alternate, between the years of 2004 and 2005; (ii) Viação Aérea Rio – Grandense (“Varig” - open company) between the years 2002 and 2004; (iii) Varig Participações em Serviços Complementares S/A (open company) between the years 2002 and 2006; (iv) Varig Participações em Transportes Aéreos S/A between the years 2002 and 2006; (v) Banco do Estado de São Paulo S/A (“Banespa”), as alternate, between the years 2001 and 2004 and as effective member in the year 2004; (vi) Moulinex do Brasil S/A (closed company) in the years 2000; and (vii) Banco do Nordeste S/A (open company indicated by Banco Santander), as alternate between the years 1998 and 1999. Besides Fibria Celulose S.A., Mr. Geraldo Gianini is adviser to the Regional Accounting Council of the State of São Paulo (CRCSP).

Of the companies mentioned, except for Fibria Celulose S.A., no one is part of the economic group of the Company.

Geraldo Gianini has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Eliane Aleixo Lustosa de Andrade

Academic Background: PhD in Finance from the Department of Industrial Engineering at the Pontifical Catholic University of Rio de Janeiro and Master in Economics from Department of Economics, Pontifical Catholic University of Rio de Janeiro.

Professional Background: Mrs. Eliane Aleixo Lustosa de Andrade is a Partner of Triscorp Investimentos (closed company) since September 2009 until now. Over the past 5 years, was also the CFO of LLX Logistica S.A. (open company - logistics company of the EBX group). She was/is a member of the Board of Directors, Advisory or Deliberative, of: (i) Camara de Arbitragem do Novo Mercado; (ii) Banco Privado Português – BPP; (iii) Instituto Brasileiro de Governança Corporativa – IBGC; (iv) Banco Investcred S.A. (closed company); (v) Companhia de Tecidos Norte de Minas – COTEMINAS (open company); among other

Of the companies mentioned, no one is part of the economic group of the Company.

Eliane Aleixo Lustosa de Andrade has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

José Ecio Pereira da Costa Júnior

Academic Background: Graduated in Business Administration from the School of Business Administration by Fundacao Getulio Vargas in Sao Paulo and in Accounting from Universidade São Judas Tadeu.

Professional Background: Mr. José Écio Júnior serves as a member of the Fiscal Council of the Company since December 22, 2009. In the last 5 years he also served as: (i) member of the Board of Directors of Gafisa S.A., and (ii) Chairman of the Audit Committee of Zamprogna S.A. Imp. Com. Ind. (jun/2008 to feb/2009). Also he was the founding partner of JEPereira Consultoria em Gestão de Negócios S/S (closed company), whose work is focused on strategic management, consulting in the preparation of companies and their shareholders to act with the New Capital Markets. He joined the auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, he became a partner of Deloitte Touche Tohmatsu in Brazil, remaining until May 2007 when he retired.

He is a member of IBEF/PR - Brazilian Institute of Finance Executives of Paraná, having served in the biennium 2003/2004 and 2005/2006 as President. He is currently chairman of that body. He is also member of IBGC - Brazilian Institute of Corporate Governance and Chairman of the “Business Club” - Business Center of Curitiba.

Of the companies mentioned, except for Fibria Celulose S.A., no one is part of the economic group of the Company.

José Ecio Pereira da Costa Júnior has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Marcos de Bem Guazzelli

Academic Background: Graduated in Accounting from the Federal University of Rio Grande do Sul and in Law from the Law School of Curitiba. Mr. Guazzelli also has an MBA in Controlling in FIPECAFI, by the University of Sao Paulo.

Professional Background: Mr. Marcos Guazelli acts as an alternate member of the Fiscal Council of the Company since December 22, 2009. Since 1999, he also acts as: (i) Managing Partner of Guazzelli Contábil e Guazzelli Consultoria, Contabilidade e Tributos S.S., and (ii) member of the Advisory Board of Manuli Fitasa do Brasil.

Before composing the Fiscal Council of Fibria, Mr. Marcos Guazzelli was: (i) Managing Director of AEG Assessoria Contábil S.S. Ltda., between the years 1999 and 2008; (ii) Audit Manager of KPMG AuditoresIndependentes and Arthur Andersen S/C between the years 1989 and 1999; (iii) alternate member of the Fiscal Council of Datasul S.A.; (iv) chairman of the Fiscal Council of Tafisa Brasil S.A between the years 2002 and 2007; e (v) member of the Fiscal Council of Companhia Paranaense de Energia – COPEL, Companhia Aberta, between the years 2003 and 2004.

Of the companies mentioned, except for Fibria, no one is part of the economic group of the Company.

Marcos de Bem Guazzelli has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Lucio Tameirão Machado

Academic Background: Graduated in Accounting Sciences from UNEB - União Educacional de Brasília and Postgraduate in Management Accounting and Costs by FGV - Fundacao Getulio Vargas. He also has an MBA in Risk by USP - University of Sao Paulo and Regional Sustainable Development in INEPAD - UnB.

Professional Background: Currently he is Alternate Member of the Fiscal Council of Fibria. In the last 5 years he held the position of: (i) alternate member of the Board of Directors of Ativos S/A; (ii) alternate member of the Board of Directors of Fundação Banco do Brasil; and (iii) effective member of the Fiscal Council of Associação Atlética do Banco do Brasil. Between 2000 and 2007, at Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) he served as Regional Manager Controller and later as Executive Manager of Banco do Brasil S.A..

Of the companies mentioned, no one is part of the economic group of the Company.

Lucio Tameirão Machado has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Maria Paula Soares Aranha

Academic Background: Graduated in Business Administration from FGV - Fundacao Getulio Vargas, Postgraduate in Accounting Sciences and Administration by FGV - Fundacao Getulio Vargas. Master in Controlling and Accounting Sciences by USP - University of Sao Paulo and MBA in Controller by USP - University of São Paulo.

Professional Background: She operates since May 2003 as Superintendent of Planning and Control of Aliança do Brasil Cia de Seguros (affiliate of Banco do Brasil). Mrs. Maria Paula Soares Aranha served as Division Manager of the Controller, between February 1996 and February 2000, and Executive Manager of Accounting and Distribution of Banco do Brasil S.A., open Company, between March 2000 and May 2003.

Of the companies mentioned, no one is part of the economic group of the Company.

Maria Paula Soares Aranha has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Carlos Augusto Lira Aguiar

Academic Background: Graduate in Chemical Engineering from the Federal University of Ceará, with specialization and improvement courses at Harvard (USA) and Chelwood (UK).

Professional Background: Mr. Carlos Aguiar is a member of the Board of Directors of Fibria Celulose S.A. from January 2, 2012. He was President and CEO of Fibria Celulose S.A. from August 2009 to June 2011. He was also Director

CEO of Aracruz Celulose S.A. from April 1998 to December 2009, having joined the Company in 1981 performing various management positions in the areas of Production, Quality and Engineering until 1985, when he was promoted to Industrial Director of the Company. Also in Aracruz Celulose, Mr. Aguiar served as Vice President of Industrial and Forestry Operations from April 1993 to April 1998 and served as interim President of the Company during the period of January 11, 1993 to November 16, 1993. Mr. Aguiar began his career in the Pulp and Paper industry in 1970 having held various management positions in production areas and projects.

From the companies mentioned above, it should be noted that Aracruz was incorporated by the Company.

Carlos Augusto Lira Aguiar has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Julio Cesar Maciel Ramundo

Academic Background: Graduated from the Federal University of Rio de Janeiro and with the title of Master of Business Administration with Distinction from London Business School, University of London

Professional Background: Mr. Julio Cesar Maciel Ramundo is a member of the Board of Directors of Fibria Celulose S.A. He has a career in BNDES, which he joined by public tender in 1992 and held various executive functions - advisory, executive manager, department head and superintendent of the areas of social inclusion (2006 to 2008) and industrial (2008 to 2011). Appointed Director of BNDES in May 2011, he currently accounts for the Industrial, Capital Markets and Venture Capital areas of BNDES, responsible for leading the Bank’s equity through BNDESPAR and for the provision of funding for companies in various sectors of the economy such as automotive, capital goods, bio-fuels, agribusiness, pharmaceutical, consumer goods, telecommunications, software, tourism, retail, among others. Julio Ramundo has experience in Government Councils oriented to the industrial policy, he was Chairman of the Board of Directors of the foundation of supplementary pension for BNDES employees (FAPES) and member of the Board of Directors of Telemar Norte Leste S/A (Oi).

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Julio Cesar Maciel Ramundo has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Laura Bedeschi Rego de Mattos

Academic Background: Graduated in Chemical Engineering from the School of Chemistry/UFRJ. With an Executive MBA in Finance (IBMEC-RJ) and a Master’s degree in Energy Planning in the Energy Planning Program of COPPE/UFRJ.

Professional Background: Mrs. Laura Bedeschi Rego de Mattos is a alternate member of the Board of Directors of Fibria Celulose S.A. Over the past 5 years she acts as Head of Department of Monitoring and Management of Portfolio of BNDESPAR, from the Banco Nacional de Desenvolvimento Economico e Social (BNDES), where she also served as Head of Investment Department in the area of Capital Markets - BNDESPAR (Jun/09 to Dec/10), Investment Manager in the area of Capital Markets - BNDESPAR (Apr/05 to Jun/09). In addition, she worked at FINEP (Financier of Studies and Projects of the Ministry of Science and Technology) and COPPETEC Foundation (FUNDAÇÃO COORDENAÇÃO DE PROJETOS, PESQUISAS E ESTUDOS TECNOLÓGICOS).

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Laura Bedeschi Rego de Mattos has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

Eduardo Borges de Andrade Filho

Academic Background: Graduate in Civil Engineering by the School of Engineering - FUMEC. Has MBA from The Graduate School of Business - The University of Chicago

Professional Background: Mr. Eduardo Borges de Andrade Filho is a alternate member of the Board of Directors of Fibria Celulose S.A. and currently holds the position of Strategic Planning Corporate Director of Votorantim Industrial S.A. Held the position of Vice President of Development of Usiminas, Open Company, responsible for the business of Mining (MUSA) and Capital Goods (UMSA) and corporate areas of Strategic Planning, Business Development and M&A. Until August 2010, he was also a partner at McKinsey & Company, Inc., with a 14 year career serving mainly clients in basic and energy industries on issues related to strategy, corporate finance, organization and operations, worked in the office of SP and NY, and also in the leadership positions: Head of Global Practice of Basic Materials in Latin America, Location Manager of the Sao Paulo office and Chair of the Knowledge Committee of Latin America.

None of the companies above, except for its own, is part of the economic group Fibria Celulose S.A.

Eduardo Borges de Andrade Filho has not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

b.                                 description of any of the following events that occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM administrative process and the penalties applied

iii. any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity

None of the persons above suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative area which has suspended or disqualified to practice any professional or commercial activity.

12.9. Inform the existence of marital relationship, marriage or family relationship to the second degree between:

a.      directors of the issuer

b.      (i) directors of the issuer and (ii) directors of direct or indirect subsidiaries of the issuer

c.      (i) directors of the issuer or of its direct or indirect subsidiaries and (ii) direct or indirect directors of the issuer

d.      (i) directors of the issuer and (ii) directors of direct or indirect controllers of the issuer

There are no other of such relationships between (a) directors of the company, (b) directors of the company and directors of direct or indirect subsidiaries of the company, (c) directors of the company or of its direct or indirect subsidiaries and direct or indirect directors of the company, and (d) directors of the company and directors of direct or indirect controllers of the company.

12.10   Inform about reporting, service or control relationships maintained over the past 3 financial years, between the directors of the issuer and:

a. company controlled directly or indirectly by the issuer

b. direct or indirect controller of the issuer

c. if relevant, any supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

There was, in the last 3 financial years, no relationship of subordination, service or control held between directors of the Company and (i) a company controlled, directly or indirectly by the Company, (ii) direct or indirect controller of the Company. There is also no relationship of subordination, service or control maintained between the Company’s directors and suppliers, customers, debtors or creditors of the Company, its subsidiary or parent companies or subsidiaries of any of these people.

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ANNEX IV

COMMENTS OF DIRECTORS

(Item 10 of CVM Instruction 480/2009)

10.  COMMENTS OF DIRECTORS

10.1. a. General financial and assets conditions

The following are comments from the Board of Fibria corresponding to the analysis of financial condition and assets of the Company, which include an overview of the performance of the global market for each of the financial years ended 2011, 2010 and 2009 and their impact on the results of Fibria as well as an analysis on the performance of the Company’s capital management and the actions addressed in this management over those years.

The year of 2011 was characterized by high volatility in Europe and reduced global demand for commodities. The pulp market had two distinct stages. Throughout the first half of the year, global demand for pulp market grew by 7.7% over the same period in 2010, driven largely by a strong demand from China that reached a record 6.3 million tons. The price of hardwood pulp based in Europe (FOEX) showed an upward trend, starting the year 2011 at US$ 849/t and reaching US$ 874/t in June, above the average of $ 600/t ( between 1998 and 2011). From July, the crisis in Europe and its developments in the global economy cooled global demand for pulp, increasing the stocks of producers to 38 days (above the average of 33 days), which resulted in successive price reductions - in December the FOEX base of Europe reached US$ 648/t. In face of this scenario, several producers announced a slowdown in production in the fourth quarter of 2011, thereby setting a floor for the price to fall. Profit margins narrowed in the financial year due to this adverse situation in Europe and in the United States, which also brought reflexes in Asia and repercussions on other economies.

In 2011, Fibria’s pulp production totaled 5.184 million thousand tons in its four production units and 93,000 thousand tons of paper in his old unit of paper production (Piracicaba), sold on September 2011. Relating to 2010, the increase in pulp production was 3% and it was due to productivity gains and greater operational stability of the plants. This efficiency has allowed achieving a record annual production in the units Aracruz, Três Lagoas and Jacarei. The 19% reduction in paper production reflects the sale of the Piracicaba Unit concluding the strategic repositioning of Fibria, concentrating its business in the pulp.

The sale volume of pulp in 2011 reached 5.141 thousand tons, 5% higher than the volume traded in the previous year, mainly due to the strong demand from Europe and North America found in the first half of the year and the strong presence especially in Asia in the second half of 2011. The distribution of sales by Fibria to the end use is mainly concentrated in the markets of tissue paper of

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high quality and special papers, representing 78% of the total volume of pulp sold. These two markets are more resilient to economic crises and are those with higher expected growth, according to independent consulting PPPC (Pulp and Paper Products Council).

For 2010, the global economic recovery above the forecast was favored mainly by the good performance of the more mature economies, and the consistent growth of some emerging markets. This situation favored the performance of the commodities market, including demand for pulp and paper. The pulp market had two distinct stages in 2010. Throughout the first half of the year, the supply was limited due to the earthquake that affected the Chilean industry and production problems, while demand remained the same level as 2009. Consequently, world stocks of pulp producers were reduced to 25 days of supply. This situation reflected in prices, and in June/2010 the list price of eucalyptus pulp practiced in Europe reached the level of US$ 920 per ton, a level previously only recorded in 1995. The second half of the year was marked by the reduction of pulp import from China. With the resumption of pulp production to normal levels, the world’s stocks rose to 34 days’ supply at the end of the year, the normal level for the sector.

In 2010, Fibria production totaled 5.231 thousand tons of pulp and 311,000 thousand tons of paper in his 6 plants. Related to 2009, the 1% growth in pulp production was due to the additional production of the Três Lagoas Unit, which began its operations in late March 2009, and the increased productivity in all units, compensating for the absence of Guaíba Unit. The 16% reduction in paper production reflects the absence of production coming from Guaíba Unit.

Fibria sales volume of pulp in 2010 reached 4.909 thousand tons, 4% lower than the volume traded in the previous year, mainly due to lower demand from Asia in the second half of the year. Exports accounted for 89% of total sales volume of pulp. During the year the region with the main highlight was the traditional Europe, a region in which Fibria was the world’s largest supplier of hardwood, absorbing 39% of total sales, level 7 p.p higher than in 2009. Sales to North America accounted for 28% of the sales volume of Fibria, an increase of 5 p.p compared to 2009. After an atypical performance in 2009, sales of Fibria to Asia have declined, following the global trend. In 2010, total exports to the region was 22%, 14 p.p down compared to the previous year. The national market accounted for 11% of the total sales volume of the company, with Fibria as the leading supplier of market pulp in Brazil.

The market for tissue paper of high quality continued to be the most important segment in the distribution of sales to end use by Fibria, absorbing 55% of total sales. The segment of printing and writing paper had a share of 28%. Other papers of high added value, such as special papers, consumed 17% of total sales. The sale volume of paper totaled 121 thousand tons, a reduction of 28% compared to 2009 sales, due to the lack of Guaíba unit.

In 2009, the global financial crisis adversely impacted global economic growth and performance of commodity markets, including the demand for paper, which fell by 6% for printing and writing paper. The demand for pulp, which during

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most of 2009 fell, recovered in the last months of the year and grew by 2% compared to 2008. The demand for tissue and performance of some segments of the specialty papers also showed positive results. In this context, the eucalyptus pulp stood out, with a demand growth of 17% in the year, well above the average recorded for all types of hardwood pulp (5%) and even more compared to the negative results recorded in the softwood pulp (-2%). Among the major paper markets, Europe suffered the biggest decline, dropping 15% in demand for printing and writing paper. The production of paper and paperboard in China continued to grow, primarily driven by the start-up of new paper machines installed in recent years, which increased local production to nearly 86 million tons in 2009. Thus, the demand for pulp market in China registered a record growth in the year (55%), reaching a volume of 8.7 million tons, largely offset to the lower sales in other markets this year.

In 2009 there were produced 5.188 thousand tons of pulp and 369,000 tons of paper in Fibria units. It is noteworthy the beginning of operation of the pulp mill of Três Lagoas (MS), anticipating in about a month the expected date of startup of the plant. With a capacity of 1.3 million tons of pulp per year.

In 2009, Fibria sales of pulp reached 5.086 thousand tons, 27% higher than the volume traded in the previous year, mainly due to greater availability of products resulting from the operation of the new factory in Três Lagoas (MS). Exports accounted for 90% of total sales of pulp, and the Asian market which absorbed the largest amount - 1.9 million tons, or 36% of total sales. Other regions had the following mix of participation in total sales volume: Europe 31%, North America 23% and Brazil/Other 10%. National sales of pulp increased, mainly due to sales for the new paper machine of International Paper in Três Lagoas. The tissue market continued to be the more relevant segment in the distribution of sales to end use by Fibria, historically accounting for about 50% of total sales. The segment of printing and writing paper had its share increased due to higher volume for the Asian market. The new machines installed, mainly in China, require a higher quality and uniformity fiber, such as eucalyptus.

Capital Management

The Company made progress in debt management in the last financial years - an effort whose results were in part reduced by the appreciation of U.S. dollar against the real, merely accounting effect which contributed to increase the leverage of the Company. The conclusion of the sales of Guaíba Conpacel, KSR and Piracicaba Unit was an important milestone in the last 3 years: the operations enabled the strategy to reposition the Company in the pulp business and contributed to improve its capital structure. The proceeds from these transactions were used to reduce gross debt and in liquidity enhancement. The Company, following its financial policy, has a comfortable liquidity to cope with operational financial obligations.

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The Management monitors the debt based on the consolidated financial leverage ratio. This index corresponds to the net debt divided by net income adjusted for net interest income, income taxes, depreciation, depletion and amortization and other items (adjusted to EBITDA). Net debt, in turn, corresponds to total loans less the amount of cash and cash equivalents, marketable securities and the fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved a new policy on debt management and liquidity to Fibria, which aims to establish guidelines for the management of financial indebtedness and liquidity seeking the resumption and maintenance of investment grade, according to classification of the three major ratings agencies, S&P, Moodys and Fitch. This rating will enable the company to diversify its sources of financing, permanent access to debt markets, reduce the cost of debt and also the creation of shareholder value. The policy is part of internal and corporate governance controls and complements the Company’s “Market Risk Management Policy”. The area of Risk and Compliance Management has the ability to control and report, regardless of the Treasury, the framework of the indicators described.

The policy provides the ratio of net debt to adjusted EBITDA ratio within the range of 2.0x and 2.5x and may, at any given time of the investment cycle, temporarily reach the maximum level of 3.5x. Strategic and management decisions of the Company should not imply that this ratio exceeds 3.5x. This ratio should be calculated based on the last day of each quarter by dividing net debt at the end of the quarter by the index accumulated in the last four quarters. If the indicators of the policy go out of the limits due to impact of exogenous factors, every effort should be made for them to be incorporated again.

The Company shall maintain a minimum cash balance, cash equivalents and marketable securities in order to prevent the occurrence of mismatches in its cash flow which affect its ability to pay. This minimum cash balance is defined as the sum of: (i) minimum operating cash balance, which reflects the operating cash conversion cycle, and (ii) minimum balance to cover debt service, which includes interest and principal on short term. Additionally, the administration may seek to increase cash flow, including committed lines to meet the minimum cash metrics of rating agencies. The monitoring of liquidity will be mostly done by projected cash flow for 12 months. The projection of cash flow will consider stress tests in exogenous risks factors in the market, such as exchange rate, interest rate and price of pulp, in addition to endogenous factors.

The management of financial indebtedness and liquidity should also consider the financial covenants contemplating a safety margin so that they are not exceeded.

The Administration will prioritize funding in the same currency and/or indexer of its cash flow, thus seeking a natural hedge for its cash flow. The instruments should be compatible with the desired profile of debt. All incomes must be supported by quotations and approved by the authorities required by the Bylaws, policies and procedures in force.

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The Treasury of Fibria is responsible for preparing the contingency plan that addresses the actions necessary to resolve the possible occurrence of this nature. This plan shall be submitted to the Finance Committee and duly supported by the relevant bodies.

The financial leverage ratios at December 31, 2011, 2010 and 2009 were as follows:

The leverage ratio measured by Net Debt/Adjusted EBITDA rose significantly from 3.6 in 2010 to 4.8 in December 31, 2011, primarily due to the devaluation of the Real in the closing period. The average exchange rate of the last twelve months, reflected in the Adjusted EBITDA, was R$ 1.6737 while the rate at the end of the quarter, reflected in net debt, was R$ 1.8758. The high leverage ratio is a result of this mismatch between the impact of the real devaluation in Adjusted EBITDA and net debt. In 2010, the index decreased significantly compared to 2009, result from a combination of debt reduction with high cash flow for the year, as well as liquidity events (sale of assets).

In face of this scenario, the Company continues to focus on several fronts such as reducing the fixed cost, variable cost, selling expenses, Capex and working capital improvements, and has focused on actions that promote additional liquidity events through the sale of Losango forestry assets and other non-strategic assets. The commitment to capturing synergies from the acquisition of Aracruz permeates all Fibria activities. We mapped several actions in the areas of Commercial, Logistics, Industrial, Forestry, Technology, Supplies, Finance, among others. These actions contribute to the strengthening of Fibria capital.

10.1.b. CAPITAL STRUCTURE AND POSSIBILITY TO REDEEM SHARES OR QUOTAS, INDICATING (I) CHANCE OF REDEMPTION, (II) FORMULA FOR CALCULATING THE REDEMPTION VALUE

The net worth of Fibria on December 31, 2011, was R$ 14,540 million, which means a reduction of 6%, or approximately R$ 865 million, compared to the net worth on December 31, 2010, mainly due to the loss reported for the financial year ended on 2011, which was R$ 868 million. On December 31, 2010 compared to December 31, 2009, Fibria’s equity increased by 2% or R$ 329 million, mainly due to the profit for the financial year ended on December 31, 2010, of R$ 603 million, partially offset by the declaration of dividends in the amount of R$ 264 million.

On the date this Reference Form, the Company’s capital stock, fully subscribed and integral, is represented by 467,934,646 shares with no par value, according to the following table.

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There is no chance of redemption of shares issued by the Company other than those provided by law.

On December 31, 2011, the balance of the Company’s gross debt totaled R$ 11,324 million (R$ 12,022 million on December 31, 2010 and R$ 14,985 million at December 31, 2009), and status cash and deeds and securities, net of derivatives, was R$ 1,846 million (R$ 2,205 million on December 31, 2010 and R$ 3,967 million on December 31, 2009). As a result, the net debt at December 31, 2011, amounted to R$ 9,478 million (R$ 9,817 million at December 31, 2010 and R$ 11,018 million at December 31, 2009). In the financial year ended on December 31, 2011, the cash generation measured by the adjusted EBITDA (abbreviation for earnings before interest, taxes, depreciation and amortization, as defined in section 3.2) totaled R$ 1,981 million (R$ 2,749 million in 2010 and R$ 1,697 in 2009), which translates into a level of debt of Net debt/EBITDA of 4.8x (3.6x. in 2010 and 6.5x in 2009).

The leverage ratio rose significantly from 3.6x on December 31, 2010 to 4.8x in December 31, 2011, primarily due to the devaluation of the Real in the closing period. The average exchange rate of 2011, reflected in the Adjusted EBITDA, was R$ 1.6737 while the rate at the end of the financial year ending on December 31, 2011, reflected in net debt, was R$ 1.8758. The high leverage ratio is a result of this mismatch between the impact of the real devaluation in Adjusted EBITDA and net debt.

The ratio between debt capital and total capitalization (this party capital + equity) on December of 2011 was 0.48:1, compared to 0.49:1 on December 31, 2010, and 0.53:1 on December 31, 2009.

10.1.c. ABILITY TO PAY IN RELATION TO FINANCIAL COMMITMENTS.

The Directors of Fibria believe that the operating cash flow, plus cash, is sufficient to meet its financial commitments contracted. With regard to financial commitments for loans and financing to be completed in the financial year of 2012, which corresponded to a value of R$ 1.092 billion on December 31, 2011, the debt will be served, in large part, by the availability of the Company, which in December 31, 2011, was R$ 2.060 billion, corresponding to cash and cash equivalents combined with investments in short term deeds and securities, as well as the refinancing of some debt, which can be replaced by others with more attractive time and cost.

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In the financial years ended December 31, 2009, 2010 and 2011, the Company has fulfilled its financial commitments.

Additionally, the Company has, as an alternative to support the expansion and acquisitions projects, to obtain long term debt lines. Considering the current market scenario, the Directors of the Company believe that these credit lines will remain available. A positive factor for obtaining these credit lines is the constant evolution in the credit quality of the company, improvement of its debt profile over time, cost, and the positive evolution of the ratings.

The rating agencies Moody’s, Standard and Poors and Fitch Ratings assign the following risk classifications to Fibria:

Debt Management Plan

For details on the Debt Management Plan of the Company, see item 10.1 (f) of this Reference Form.

10.1.d. SOURCES OF FINANCING FOR WORKING CAPITAL AND FOR INVESTMENTS IN NON-CURRENT ASSETS USED

The Company finances its working capital, if necessary, through export credit operations in the modalities of ACCs/ACEs and through operations of compror, forfaiting and discounts for letter of credit, as appropriate.

Credit lines for export in terms of ACCs/ACEs consist of financing made available at very competitive costs for export companies. Compror operations, in turn, meet the demands of our domestic customers for longer periods, without Fibria incurring in a greater need for its own working capital. The forfaiting operations represent a discount of receivables from customers, without right of return by the bank.

On December 31, 2011, the Company accounted due in the approximate amount of R$ 624 million in ACCs/ACEs (R$ 67 million on December 31, 2010 and R$ 598 million on December 31, 2009) and R$ 84 million in compror operations (R$ 217 million in December 31, 2010 and R$ 158 million in December 31, 2009).

The most significant investment in non-current assets is the planting of forests and maintenance of our production units, which are essential for the continuity of the Company. This investment has been financed by its own cash flow and by the following bank credit lines: long term BNDES lines and other financing through local and foreign financial partners.

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10.1.e. SOURCES OF FINANCING FOR WORKING CAPITAL AND FOR INVESTMENTS IN NON-CURRENT ASSETS INTENDED TO BE USED TO COVER LIQUIDITY DEFICIENCIES

The Board believes that the internal cash generation of the Company, together with the instruments mentioned in item 10.1.d, will be sufficient to address satisfactorily its commitments. If there is any mismatch of availability with the amounts maturing in short term, the Company may hire new credit lines with financial institutions, both lines for working capital and for investments in maintenance, these credit lines being handled on a case by case basis.

10.1. f.                debt levels and characteristics of such debts, also describing (i) loan agreements and relevant financing, (ii) other long term relationships with financial institutions, (iii) subordination grade of the debts, and (iv) eventual restrictions imposed on the company in relation to limiting of debt and contracting of new debts, distribution of dividends, sale of corporate control

Levels of Debt

On December 31, 2011

On December 31, 2011, the balance of Fibria gross debt was R$ 11,324 million, of which R$ 1,092 million represented short term debt and R$ 10,232 million was related to long term debt. The consolidated debt in U.S. dollars accounted for 79.1% of the indebtedness of the Company on December 31, 2011 (92% if we consider operations in order to exchange liabilities in real or currencies other than the U.S. dollar, liabilities in U.S. dollar).

The cash position of Fibria, taking into account cash and cash equivalents, deeds and securities and mark to market position of the current and non-current derivatives on December 31, 2011, was R$ 1,846 million (compared to R$ 2,205 million at December 31, 2010). As a result, the net debt at December 31, 2011, amounted to R$ 9,478 million (R$ 9,817 million at December 31, 2010).

On December 31, 2011, the average cost of bank debt in national currency was 9.1% per year in foreign currency, taking account the forward curve of Libor, which was 5.5% per year.

On December 31, 2010

On December 31, 2010, the balance of Fibria gross debt was R$ 12,022 million, of which R$ 2,065 million represented short term debt and R$ 9,958 million was related to long term debt. Of the total gross debt, 68% were indexed in foreign currency.

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The cash position of Fibria, taking into account cash and cash equivalents, deeds and securities and balance of derivatives on December 31, 2010, was R$ 2,205 million. As a result, the net debt at December 31, 2010, amounted to R$ 9,817 million.

On December 31, 2010, the average cost of bank debt in national currency was 8.9% per year, and in foreign currency it was 5.9% per year, taking account the forward curve of Libor and CDI.

On December 31, 2009

On December 31, 2009, the balance of Fibria gross debt was R$ 14,985 million, of which R$ 4,220 million represented short term debt and R$ 10,765 million was related to long term debt. Of the total gross debt, 59% were indexed in foreign currency, of which R$ 890 million referred to the remaining balance of the debt arising from losses on derivatives in Aracruz in 2008, denominated in U.S. dollars, which was settled in 2010.

The cash position of Fibria, taking into account cash and cash equivalents, deeds and securities and balance of derivatives on December 31, 2009, was R$ 3,967 million. As a result, the net debt at December 31, 2009, amounted to R$ 11,018 million.

On December 31, 2009, the average cost of bank debt in national currency was 9.04% per year, and in foreign currency it was 6.33% per year, taking account the forward curve of Libor.

The evolution shown in Fibria’s debt profile is a result of the Debt Management Plan, described below.

Debt Management Plan

Fibria achieved improvements in its capital structure and significant progress in its strategy for the management of liabilities. Thus, promoting improvements in cost and maturity of the debt, getting a better harmonization of the respective salaries to the generation of cash flow. The main transactions related to Fibria debt management plan in 2010 and 2011 were as follows:

(i)           on December 2009, the sale of the Production Unit of Guaíba, located in Rio Grande do Sul, was the first step in implementing the debt management plan. The value of contracted sales of US$ 1,430 million has undergone adjustments of US$ 48 million related to US$ 20 million in leased assets (having no effect on cash) and US$ 28 million related to amounts withheld for adjustment of the physical forest inventory, yet to be confirmed. Thus, the amount recorded in sales of R$ 2,416 million generated a capital gain of R$ 33.414 million, recorded in the line of other operational incomes (expenses);

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(ii)          on October 2009 there was a funding abroad by issuing bonds worth US$ 1.0 billion (equivalent to R$ 1,744 million), maturing in 10 years and a semiannual coupon of 9.25% per year;

(iii)         on December 2009 there was the captivating of more than US$ 1.175 billion through a line of export pre-payment in two tranches: (a) US$ 750 million (equivalent on the date to R$ 1,307 million) with a term of 5 years and a grace period of 3 years and (b) US$ 425 million (equivalent on the date to R$ 740 million) with a term of 7 years and a grace period of 5 years, both indexed to Libor of 3 months, plus respectively 4.00% per year and 4.25% per year with maturities in 2010 and 2011;

(iv)         the total amount of US$ 3.6 billion, obtained through the activities described in (i), (ii) and (iii) above, was used for the early settlement of US$ 2.1 billion of debt arising from losses on derivatives in Aracruz in the year of 2008 and to meet the salaries of 2010 and 2011, among them the debt from the acquisition of Aracruz;

(v)          on March 2010, we entered into an exportation prepayment agreement, worth US$ 535 million (equivalent on the date to R$ 956 million), in order to refinance the existing debt at a lower cost and longer term;

(vi)         on May 2010, Fibria Overseas issued US$ 750 million (equivalent to R$ 1,340 million) in Notes 2020 at a coupon of 7.50% per year;

(vii)        immediately after the definition of price of Fibria Notes 2020, we initiated an exchange offer to the holders of Fibria 2019, whose migration option for the Fibria 2020 obtained an adherence of 94%;

(vii)        on May 2010, we sold the remaining balance of the debt arising from losses on derivatives in Aracruz, worth US$ 511 million;

(ix)         on June 2010, we entered into an exportation prepayment agreement with a syndicate of banks totaling US$ 600 million (equivalent on the date to R$ 1,081 million), aiming at the liquidation of debts previously contracted at higher costs;

(x)          on September 2010, we received certain exportation financing totaling US$ 1.1 billion (equivalent to R$ 1,779 million at the date of receipt), being partly used to pay US$ 1,175 million of our long term debt, corresponding to the total outstanding amount of the principal of the contract “Fibria Export Prepayment Facility Agreement”, dated from November 2009;

(xi)         on February 2011, we completed the sale of Compacel and KSR for the amount of R$ 1.5 billion. On September 2011, we completed the sale of non-strategic assets with the sale of the Piracicaba Unit in the amount of US$ 313 million (equivalent to R$ 567 million). The proceeds from these transactions were used to reduce gross debt and in liquidity enhancement;

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(xii)        on March 2011, we made foreign funding through the issuance of the Bond Fibria 2021, US$ 750 million (equivalent at that time to R$ 1,241 million), maturing in 10 years and a semiannual coupon of 6.75% per year, and with these resources we lengthened the debt profile, which at the end of 2011 was 73 months;

(xiii)      on January and July 2011, we sold the debt to the former shareholders of Aracruz, with the last payment of installments of R$ 856 million and R$ 626 million, respectively;

(xiv)       on May 2011, the Company obtained an exportation prepayment line with 11 foreign banks, amounting to US$ 300 million (equivalent to R$ 489 million on the respective dates) with payment of quarterly interest rate of 1.80% per year above LIBOR (which can decrease to 1.60% per year, if we obtain the condition of investment grade) for a period of eight years. The funds were used to the this early settlement of R$ 186 million in debt with higher interest rates and shorter term and to strengthening the cash flow;

(xv)        simultaneously with the capture made in item (xiv) the Company, through its international subsidiary Fibria Trading International Kft, obtained a revolving credit facility with the same foreign banks, totaling US$ 500 million with an availability term of four years and cost paid quarterly by LIBOR in three months plus 1.55% per year when used. In the period of inactivity, the Company will pay 35% of the agreed spread. However, this line of credit can only be drawn if the debt level is below 4.00x”.

(xvi)      on December 2011, before the deterioration in the global macroeconomic scenario, the Company proactively made the renegotiation of contractual terms (covenants) with creditor financial institutions in order to raise its maximum limits for the periods ended on December 31, 2011 , March 31 and June 30, 2012. The renegotiation was completed satisfactorily to creditors in an atmosphere of reciprocity and without the incidence of waiver fee.

Such actions of our Debt Management Plan resulted in significant improvements in the company’s debt profile. The obtained effects were reflected in the reduced exposure, lengthening of average term, decrease in average cost and disposal of warranties and other restrictive clauses, providing for Fibria a positive outlook on its prospects for growth.

These initiatives allowed Fibria to reach the end of 2011 with a solid financial position. Cash and deeds and securities of the Company, net to market mark of derivatives, totaled R$ 1,846 million at December 31, 2011, equivalent to 1.7x of the debt maturing in 2012. Net debt stood at R$ 9,478 million, a decrease of 3% compared to 2010. It is important to note that the valuation of 12.6% of the U.S. dollar against the Brazilian real in 2011 significantly increased the indebtedness of the Company at the time of conversion of foreign currency debt (79% overall and 92% if we consider operations in order to exchange liabilities in real or currencies other than the US dollar, to a liability in US dollars) for real. The valuation of the US dollar on the foreign currency debt plus the reduction in Adjusted EBITDA in the period meant that the net

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debt/EBITDA was rose from 3.6x on December 31, 2010 to 4.8x at December 31, 2011.

In continuity with the goal of reducing debt, Fibria has focused on actions that promote additional liquidity events through the sale of the forest assets of Losango, as well as other non-strategic assets.

Debt Amortization Schedule

10.1.f.I. RELEVANT LOAN AND FINANCING AGREEMENTS.

The loan and financing agreements relevant to the Company have the following characteristics, as identified in the explanatory note no. 23 to the financial statements for 2011 and standardized in the explanatory note no. 21 of the standardized financial statements for 2010.

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Bank Financing

(R$ thousand)

Type/purpose	Average annual charges - %	Maturity	December 31, 2011	2010	2009
In foreign currency					
Export credits (prepayment)	3,47	2020	2.806.054	4.483.742	4.756.357
Bonds - VOTO IV	7,75	2020	366.769	334.028	350.004
Eurobonds (issued by VOTO III)	4,25	2014	117.767	99.320	91.039
Eurobonds (issued by Fibria Overseas)	7,33	2021	4.771.645	2.931.175	1.769.010
Export credits (ACC)	2,06	2012	623.632	66.693	674.351
FINIMP				4.571	7.301
Leasing	2,09	2013	14.731	23.449	32.897
Export credits (Finnvera)	3,89	2018	259.949	266.417	320.447
EIB Europe Inv. Bank	0,92	2012	784	4.872	9.448
Derivatives debt					890.449
Subtotal in foreign currency			**8.961.331**	**8.214.267**	**8.901.303**
In national currency					
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)					
TJLP	9,07	2019	1.504.581	1.541.729	1.534.534
Basket of currencies	8,70	2019	269.261	212.538	233.514
FINEP/FINAME	5,31	2016	12.199	20.611	
NCE	5,83	2018	509.190	518.801	513.845
Fundo Centro-Oeste	1,02	2017	67.855	73.511	72.900
Leasing					45.301
Subtotal in national currency			**2.363.086**	**2.367.190**	**2.400.094**
General Total			**11.324.417**	**10.581.457**	**11.301.397**

Related to the agreements for loans and financing referred to in the table above, we highlight the most relevant:

(a)                         Export credits (prepayment)

On June 2011, the Company entered into six ACC agreements (Advance on exchange contracts) totaling US$ 125 million (equivalent to R$ 198 million) maturing in November 2012 and at a fixed interest rate, being US$ 75 million at 2.05% per year and US$ 50 million at 2.09% per year.

On May 2011, the Company obtained an exportation prepayment line with 11 foreign banks, amounting to US$ 300 million (equivalent to R$ 489 million on the respective dates) with payment of quarterly interest rate of 1.80% per year above LIBOR (which can decrease to 1.60% per year, if we obtain the condition of investment grade) for a period of eight years, with annual repayments totaling US$ 15 million in 2012, US$ 30 million in 2015, US$ 15 million in 2016, US$ 90 million in 2018 and US$ 150 million in 2019.

On January 2011, the Company entered into three ACC agreements (Advance on exchange contracts) in the amount of US$ 50 million each, totaling US$ 150 million (equivalent to R$ 249 million in the respective dates) maturing in June 2012 and at a fixed interest rate of 2.09% per year.

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On September 2010, the Company entered into an export credit agreement with 11 banks in the amount of US$ 800 million (equivalent to US$ 1,355 million at that date) with maturities in 2018 and initial interest rate of 2.755% per year above the quarterly LIBOR and which may be reduced to 2.3%, according to the deleveraging and rating of the Company. Credits are secured by export contracts and maturities of the installments coincide with the shipments. This line was used to prepay debt with higher costs and with less attractive terms. On March 29, 2011, the Company settled in advance the amount of US$ 600 million (equivalent at that date to approximately R$ 993 million), with proceeds from the sale of CONPACEL and capture of Bond Fibria 2021.

On September 2010, the Company entered into a bilateral export credit agreement in the amount of US$ 250 million (equivalent to US$ 424 million at that date) with maturities in 2020 and initial interest rate of 2.55% per year above the biannual LIBOR. Credits are secured by export contracts and maturities of the installments coincide with the shipments. This line was used to prepay debt with higher costs and with less attractive terms.

On June 2010, the Company entered into an export credit agreement with nine banks in the amount of US$ 600 million (equivalent to US$ 1,081 million at that date) with maturities in 2017 and initial interest rate of 2.80% per year above the quarterly LIBOR and which may be reduced to 2.40%, according to the deleveraging and rating of the Company. Credits are secured by export contracts and maturities of the installments coincide with the shipments. This line was used to pay debt with higher costs and with less attractive terms. On March 30, 2011, the Company settled in advance the total of this debt of US$ 600 million (equivalent at that date to R$ 999 million), with proceeds from the sale of CONPACEL and capture of Bond Fibria 2021.

On September 2010, the Company entered into a bilateral export credit agreement in the amount of US$ 535 million (equivalent to US$ 956 million at that date) with maturities in 2020 and initial interest rate of 2.95% per year above the quarterly LIBOR and with maturity until 2017. Credits are secured by export contracts and maturities of the installments coincide with the shipments. On March 31 there were released US$ 314 million (equivalent at that date to approximately R$ 559 million) and the remaining balance of US$ 221 million (equivalent to approximately R$ 389 million) was released on April 6, 2010. This line was fully used to pay debt with higher costs and with less attractive terms. On April 29, 2011, the Company settled in advance the amount of US$ 100 million (equivalent at that date to approximately R$ 161 million), obtaining a larger payment term of the remaining balance (2013 to 2018, with quarterly payments). There were no change in interest rates.

On July 2009, the Company entered into an exportation credit agreement with the Credit Suisse Bank in the amount of US$ 54 million (equivalent at that date to R$ 104 million) with interest rate of 100% Interbank Deposit Certificate (CDI) + 1% per year and maturing in July 2012. In June 2010, the Company consented to the assignment of this contract from the Credit Suisse Bank to Banco Safra, without change of the initial contractual conditions. On October 2011, the Company settled in advance the balance of this debt of US$ 24

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million (equivalent to R$ 42 million at the date) with its own resources, given the high cost of this debt in relation to others.

On September 2008, due to the creation of the Consórcio Paulista de Papel e Celulose (CONPACEL), results of the split of operations of Ripasa between Fibria (50%) and Suzano (50%), the Company recorded on its balance sheet the loans resulting from said split and subsequent incorporation by Fibria, which represented the amount of US$ 83 million (equivalent at that date to R$ 140 million), related respectively to the prepayment contracts totaling US$ 73 million and import financing in the amount of US$ 10 million, both maturing in 2012. On June 2010 the Company settled in advance the amount of US$ 24 million of the prepayment operation, since it had no more attractive conditions. On January 2011, with completion of the sale of CONPACEL, the remaining balance of these operations has been fully transferred to the purchaser, improving the debt profile of the Company.

The Company has exportation prepayment contracts with Banco Bradesco in the amount of US$ 150 million, at the rate of 0.78% above LIBOR and maturing in 2014.

The Company has exportation prepayment contracts with Banco Nordea in the amount of US$ 50 million, at the rate of 0.80% above LIBOR and maturing in 2013.

On March 30, 2011, the Company settled in advance the entire agreement of exportation prepayment with Banco do Brasil in the amount of US$ 200 million, at the rate of 3.20% to 5.00% above LIBOR and final maturity in 2018 (at that time equivalent to R$ 327 million), with proceeds from the sale of CONPACEL and Bond Fibria 2021.

(b)         Loan - VOTO III (Eurobonds)

On January 2004, the wholly owned subsidiary of VPAR, Votorantim Overseas Trading Operations III (VOTO III), captured in the international market US$ 300 million (equivalent at that time to R$ 873 million) with maturity of ten years and annual rate of 4.25%. The Company received 15% of the total funds raised, or US$ 45 million at that time equivalent to R$ 131 million.

(c)         Loan - VOTO IV (Eurobonds)

On June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), controlled in conjunction with Votorantim Participações, captured in the international market US$ 400 million (equivalent at that time to R$ 955 million) with maturity in June 24, 2010 and annual rate of 8.50%. The Company received 50% of the total funds raised, or US$ 200 million at that time equivalent to R$ 477 million.

(d)         Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (Eurobonds)

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On March 2011, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$ 750 million (“Fibria 2021”, equivalent at that time to approximately R$ 1,241 million) maturing in ten years and with repurchase option from 2016, with semiannual interest payment and rate of 6.75% per year.

On May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$ 750 million (“Fibria 2010”, equivalent at that time to approximately R$ 1,340 million) maturing in ten years and with repurchase option from 2015, with semiannual interest payment and rate of 7.50% per year.

On October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$ 1 billion (“Fibria 2009”, equivalent at that time to approximately R$ 1,744 million) maturing in ten years with semiannual interest payment and rate of 9.25% per year. In May 2010, the Company announced the exchange offer of Fibria 2019, by reopening the Fibria 2020, aiming at improving the interest curve and improving the liquidity of papers, and to relax the covenants clauses to the new reality of the Company. Membership to the exchange offer was 94%.

The effective rate of these operations, including transaction costs needed to raise funds, is 8.66% per year.

(e)         BNDES

On October 25, 2011, was entered between the Company and BNDES a Financing Agreement through Opening of Revolving Credit Limit. 11.2.0848-1, totaling R$ 1.721.303.0000,00 in relation to which there has been no disbursement.

On October 2010, it was released a new EXIM financing, totaling R$ 70 million, with term of 14 months and rate of 7% per year The amount was paid at the maturity date in December 2011.

In the first half of 2009, a new financing in the amount of R$ 673 million was approved, with interest ranging from TJLP plus 0% to 4.41% and UMBNDES + 2.21% per year. On December 31, 2011, 93% of that amount was released. UMBNDES is an index that includes the exchange variation of a basket of currencies, predominantly the U.S. dollar.

In the second half of 2008, a new financing with BNDES in the amount of R$ 540 million was approved, indexed at TJLP plus 1,36% to 1.76% and UMBNDES plus 2.45% per year. The final maturity of this loan will be in 2015. On December 31, 2011, 62% of that amount was released.

In October 2007, a financing agreement was entered into with BNDES totaling R$ 22 million, indexed by TJLP + 1.8% and UMBNDES + 1.3% per year. The settlement of the principal will be in 2012.

In November 2006, a financing agreement with BNDES was also entered into in the total amount of R$ 596 million, from which were released 99% of the value

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at December 31, 2011, indexed to TJLP ranging from 0% and 2.9% per year and UMBNDES plus 1.4% to 2.4% per year, with an amortization period from 2009 to 2016.

In 2005, three contracts were signed with BNDES in the months of December, August and May. In the contract signed in December the total release of funds was R$ 139 million, with payment in the period from 2007 to 2016, subject to interest ranging from TJLP + 0% to 4.5% per year and UMBNDES + 2.0% to 3.0% per year. In the contract of August the release was of R$ 55 million, indexed to TJLP plus 3.5% to 4.5% and part indexed to UMBNDES plus 3% per year. The final maturity of this contract will be in 2015. In the contract of May the release was of R$ 99 million, being indexed to TJLP plus 4.5% per year and part indexed to UMBNDES plus 4.5% per year. The principal has final maturity in 2015.

On December 31, 2011, we proportionately consolidated the accounting balances of Veracel Celulose loans and financing, represented by contracts with BNDES. The principal total amount is R$ 331 million for an amortization period in the period of 2011 to 2014, subject to interest ranging from TJLP + 1.0% to 3.3% per year and UMBNDES + 3.3% per year.

As the main guarantee for the payment of these loans were given the pulp mills located in units Jacareí and Três Lagoas - MS.

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(f)           Liabilities from financial leasing - leasing

On December 2009, the Company renegotiated the terms and value of its outstanding financial leasing transaction with Banco Société Générale, originally hired in 2008 to purchase machinery and forestry equipment. The deadline of this contract is 2013.

The finance lease obligations are secured by liens on the leased assets.

(g)         Export Credit Note (NCE), Rural Credit Note (NCR) and other

In September 2010, the Company signed a exportation credit note in the amount of R$ 428 million, with maturity in 2018 and cost of 100% of CDI plus 1.85% per year This operation is linked to a swap in order to exchange the currency real for U.S. dollar and change the floating rate to a fixed rate, with the final cost of 5.45% per year, plus the exchange rate.

In August 2009, the Company hired an agribusiness credit line with Banco do Brasil in the amount of R$ 137 million with maturity in 488 days and cost of 11.25% per year. This credit line was settled in 2011.

In May 2009, the Company hired a NCE with Banco do Brasil in the amount of R$ 50 million with final maturity and liquidation in June of 2011 and cost of 11.25% per year. This contract was settled in 2011.

In December 2008, the Company contracted, through its subsidiary Portocel, a NCE with Banco HSBC in the amount of R$ 94 million (51%) with final maturity in December 2013 and cost of 100% of CDI.

(h)         Export credits (Finnvera)

On September 2009, the Company contracted a loan of € 125 million with Finnvera (Finnish body designed to promote companies demonstrably committed to sustainability), whose total term is 8.5 years and the cost indexed to LIBOR in six months + 3.325% per year.

(i)           Loan of the Fundo Constitucional de Financiamento do Centro-Oeste (FCO)

On December 2009, the Company raised R$ 73 million with Banco do Brasil through its subsidiary Fibria-MS, with final maturity in December 2017, grace period of six months, payment of principal and monthly interest and rate of 8.5% per year.

10.1.f.II. Other long term relationships with financial institutions

Except the relationships contained in the contracts described above, the Company has no other long term relationships with financial institutions.

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10.1.f.III. Subordination grade among the debts

Fibria has provided collateral in loan contracts with Fundo Constitucional de Financiamento do Centro-Oeste, FINEP – Financiadora de Estudos e Projetos, and part of contracts with BNDES, and leasing contracts with the Banco Societe Generale.

The most important assets pledged as collateral are the manufacturing plants of Três Lagoas and Jacareí as collateral in certain contracts with BNDES. The accounting value of the manufacturing plant of Três Lagoas is R$ 4,665 million (on December 31, 2010 it was R$ 5,234 million).

ACE Agreements and Exportation Prepayment Contracts has as warranty the exportation receivables in a volume corresponding to the next payment of interest and principal.

The remaining debt of the Company is unsecured.  The Company has no debt with floating warranty.

10.1.f.IV. Eventual restrictions imposed on the company, especially in relation to limiting of debt and contracting of new debts, distribution of dividends, disposal of assets, issuance of the securities and sale of corporate control

Some financing of the Company and its subsidiaries have clauses that determine maximum levels of debt and leverage, as well as minimum coverage levels to interest to be due.

On December 2011, there were renegotiated the covenants of the leasing, Finnvera and part of PPEs contracts (balance of US$ 1.332 billion), representing all the contracts with financial covenants on December 31, 2011. The new operations of PPE and Revolver, highlighted in (a) and (m) of item 10.1(f)(i) above and in item 10.1.(g) respectively, have also been renegotiated. After renegotiation, these operations are subject to maintenance, at the end of each corporative quarter, of the following levels:

(i)            Defined as (a) EBITDA in accordance with the practices adopted in Brazil and adjusted (for the last four corporate quarters) in relation to (b) debt that is to mature during the four consecutive corporate quarters plus financial expenses to be paid during the four consecutive corporate quarters.

(ii)         Level of net debt related to adjusted EBITDA (for the last four corporate quarters).

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These contracts include the same main events of default and early maturity:

•               nonpayment in a timely manner of the principal or interest;

•           inaccuracy of any representation, warranty or certification provided in connection with the exportation prepayment credit agreement;

•               cross-default and cross-Judgment default, subject to an agreed minimum value of US$ 50 million;

•               subject to certain periods of resolution, breach of any obligation under the exportation prepayment credit agreement;

•               occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

As a result of renegotiation of the covenants mentioned above, the Company shall not, during the next three quarters from the end of the financial year of 2011:

•               distribute dividends above the minimum required by law;

•               exceed R$ 80 million in expansion CAPEX, and

•            exceed the outstanding debt of September 30, 2011 in its contracted currencies, except for BNDES, FCO and FINEP, for the next three quarters started on December 31, 2011;

•               use the revolving line of credit while the debt level is above 4.00.

The covenants agreed in the contract signed with the banks are being fully met by the Company on December 31, 2011.

10.1.g.  Limits on the use of funds already contracted

In May of 2011 the Company, through its international subsidiary Fibria Trading International Kft, obtained a revolving credit facility with eleven foreign banks, totaling US$ 500 million with an availability term of four years and cost paid quarterly by LIBOR in three months plus 1.55% per year when used. In the period of inactivity, the Company will pay 35% of the agreed spread. This line of credit can only be drawn if the debt level is below 4.00x.

There are still some releases of loans contracted by BNDES which are still in progress, pending financial or physical confirmation.

10.1.h. Significant changes in each item of the financial statements

The following tables present the values of the consolidated balance sheets and income statements for the financial years ended on December 31, 2011, 2010

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and 2009, prepared in accordance with the international accounting standards (IFRS).

Assets (R$ thousand)	2011	AV (%)	AH (%)	2010	AV (%)	AH (%)	2009
Current							
Cash and cash equivalents	381,915	1	-11	431.463	1	-33	645.479
Bonds and securities	1.677.926	6	2	1.640.935	5	-50	3.251.903
Derivative financial instruments		0	-100	80.502	0	1.472	5.122
Accounts receivable from clients	945.362	3	-17	1.138.176	4	-2	1.167.151
Inventory	1.178.707	4	16	1.013.841	3	22	834.371
Taxes recoverable	327.787	1	16	282.423	1	22	231.294
Assets held for sale	644.166	2	-46	1.196.149	4	N/A	
Other assets	108.062	0	-6	115.165	0	-55	254.222
	5.263.925	**19**	**11**	**5.898.654**	**19**	**-8**	**6.389.542**
Noncurrent							
Bonds and securities						-100	65.439
Derivative financial instruments			-100	52.470	0	N/A	
Related parties	5.469	0	3	5.307	0	N/A	
Deferred taxes	991.768	4	-26	1.332.025	4	4	1.283.544
Taxes recoverable	677.232	2	15	590.967	2	59	372.509
Advance payment to suppliers	760.611	3	10	693.490	2	-4	720.127
Legal deposits (i)	137.060	0	24	110.364	0	N/A	
Other assets	95.060	0	-35	145.768	0	21	120.644
Investments in subsidiaries and affiliates	7.506	0	-10	8.301	0	-46	15.430
Biological assets	3.264.210	12	-8	3.550.636	12	-6	3.791.084
Fixed	11.841.247	43	-9	12.979.431	43	-8	14.037.031
Intangible	4.809.448	17	-2	4.906.443	16	-10	5.443.354
	22.589.611	**81**	**-7**	**24.375.202**	**81**	**-6**	**25.849.162**
Total assets	**27.853.536**	**100**	**-8**	**30.273.856**	**100**	**-6**	**32.238.704**

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(i) with the presentation of financial statements in 2011, the amount of escrow deposits on 31/12/2010 in the amount of R$ 110,364 thousand, originally presented as a reduction of liabilities in “provision for contingencies” is being presented in the assets.

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Comments on significant changes verifiable in comparison between the consolidated balance sheets for the years 2011 and 2010

Assets

Total consolidated assets of Fibria decreased by 8% in 2011, or R$ 2,420,320 thousand, mainly explained by changes in the lines commented below, considering the amounts classified as current and noncurrent assets:

Derivative financial instruments

The balance of derivative financial instruments, represented by the mark to market (MTM) of the stock of instruments outstanding at December 31, 2011, went from a right of R$ 132,972 thousand in 2010 to an obligation of R$ 213,887 thousand in 2011. This reversal is mainly due to asset appreciation of the U.S. dollar by approximately 13% for the financial year ended on December 31, 2011 to R$ 1.8758 compared to R$ 1.6662 in 2010, whose impact on the calculation of the MTM sold position and average strike (average target of sold U.S. dollars) contracted, led to a passive position at the end of the financial year, not representing an immediate cash disbursement. Additionally, the position of derivatives of U.S. dollars had a notional of US$ 1,084 million at December 31, 2011, compared to the notional position of US$ 737 million at December 31, 2010.

Accounts receivable from clients

The balance of accounts receivable was reduced 17% or R$ 192,814 thousand. This reduction arise from credit assignment operations without return right made in the 4th quarter of 2011, totaling R$ 306,787 thousand, for the sale of assets related to unit Piracicaba and the increase of the balance of provision for impairment of receivables in an amount of R$ 20,098 thousand, due to the increase of customers overdue for more than six months in judicial recovery and low probability of recovery. These effects were partially offset by the appreciation of 13% of the U.S. dollar against the Real, which resulted in an increase in the balance for the year ended on December 31, 2011. From our total portfolio of accounts receivable, 90% (79% in 2010) are represented by accounts receivable abroad.

Inventory

The balance of stocks registered a rise of 16% or R$ 164.866 thousand, partially explained by the increase in wood inventories, registered in the line of raw materials, resulting from strategic storage to meet an expected period of rainfall and increased production of harvest modules. On December 31, 2011, 79% of the balance of our stocks of finished products was represented by finished products located in deposits abroad.

Taxes recoverable

The balance of taxes recoverable increased by 15% or R$ 131,629 thousand due to the increase of the credit balance in the federal calculation, substantially PIS and COFINS, R$ 149.466 thousand, partially offset by positive net balance in the allowance for credit losses in ICMS in the states of Espirito Santo and Mato Grosso do Sul in the amount of R$ 26,046 thousand.

Assets held for sale

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The balance of assets held for sale was reduced by 46% or R$ 551,983 thousand. This reduction arises from the sale of assets of Conpacel and KSR that, in December 31, 2010, totaled R$ 1,196,149 thousand, partially offset by the classification for assets held for sale of the assets of Project Losango in the amount of $ 644,166 thousand. Further details are presented in section 10.3.

Deferred taxes

The balance of deferred taxes decreased by 26% or R$ 340.257 thousand, mainly due to use of the balance of tax losses for the financial year totaling approximately R$ 167,923 thousand, by recording a provision for losses on foreign tax credits in the amount of R$ 200,711 thousand, as detailed in Note 15(e) to the consolidated financial statements for the financial year 2011.

Fixed and biological

The balance of fixed assets decreased by approximately 9% or R$ 1,138,184 thousand, arising from the following movements: (i) depreciation of the asset base totaling R$ 812,212 thousand, (ii) dispositions of the assets of Losango and Piracicaba for sale in the amount of R$ 631,164 thousand, among others, and (iii) lows and transfers in the amount of R$ 165.315 thousand, related to the transfer of certain advances to the heading of biological assets, partially offset by (iv) investments in modernization of fixed assets and development of projects totaling R$ 470,935 thousand.

The balance of biological assets registered a reduction of 8% or R$ 286,426 thousand, arising from the following reductions: (i) cuts made in the period in the amount of R$ 975,430 thousand and (ii) allocation of forests from Losango for sale in the amount of R$ 241,595 thousand and transfers received in the amount of R$ 44,044 thousand, partially offset by the following additions: (i) renewal of the forest base in the amount of R$ 762 million and (ii) positive variation in the fair value assessment at the end of the reporting period of R$ 125,053 thousand.

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Liabilities

Total liabilities consolidated in Fibria were reduced by 10% in 2011, or R$ 1,555,149 thousand, mainly explained by changes in the lines commented below, considering the amounts classified as current and noncurrent liabilities:

Loans and financing and accounts payable with Aracruz acquisition

The balance of gross debt (loans and financing and accounts payable for acquisition of shares) on December 31, 2011, was R$ 11,324,417 thousand (R$ 12,022,133 thousand on December 31, 2010), representing a reduction R$ 697.716 thousand. This reduction is mainly related to the debt settlement with the former shareholders of Aracruz, the amount of R$ 1,481,569 thousand during 2011, plus the depreciation of R$ 402,324 thousand of loans, net of borrowings, from the negative effect of depreciation of the real against the U.S. dollar, at the approximate amount of R$ 1,036,274 thousand, and the provision of interest amounting to R$ 118,930 thousand.

The consolidated debt denominated in U.S. dollars accounted for 79.1% of the indebtedness of the Company on December 31, 2011 (92% if we consider operations in order to exchange liabilities in real or currencies other than the U.S. dollar, liabilities in U.S. dollar). The average cost of bank debt in national currency for the financial year ended on 2011 was 9.1% per year and the cost in foreign currency stood at 5.5% per year.

Derivative financial instruments

Comments on the derivative financial instruments were performed earlier in the comments section on the main changes in assets.

Dividends payable

The balance of the dividends payable decreased by 99% or R$ 264,780 thousand due to the payment of dividends for the years 2010 and 2009 on May 31, 2011.

Deferred taxes

The balance of deferred taxes decreased by 39% or R$ 482.482 thousand, mainly due to (i) the reversal of the temporary exclusion related to foreign exchange, on which the tax is given on a cash basis, for R$ 465,657 thousand, (ii) by reducing the balance of temporary exclusion of the fair value of biological assets for R$ 82,321 thousand and (iii) the reversal of the temporary exclusion of deferred gains on derivative financial instruments in the amount of R$ 45,173 thousand. This decrease was partially offset by a rise in the temporary exclusion of reforestation costs in the amount of R$ 89,075 thousand and also by increasing the temporary exclusion related to tax depreciation of goodwill for R$ 41,905 thousand.

Provision for contingencies

The balance of provision for contingencies was reduced by 62% or R$ 163,798 thousand in the financial year, mainly represented by the inclusion and consolidation of new debt in the Tax Recovery Program (REFIS) in the amount of R$ 123,624 thousand, whose aim was to regularize the tax liabilities through a special system of payment and installments of tax and social security obligations. Further details about the program are presented in the explanatory note no. 25 to the consolidated financial statements.

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Net Property

The balance of net equity presented a decrease by 6%, or R$ 865,171 thousand in the financial year of 2011 compared to December 31, 2010. The changes occurring in net equity for the financial year ended on 2011 are related to (i) incorporation of loss of the financial year in the amount of R$ 868,114 thousand, (ii) reversal of prescribed dividends amounting to R$ 2.062 thousand and (iii) capital increase for non-controlling shareholders in the amount of R$ 881 thousand.

Comments on significant changes verifiable in comparison between the consolidated balance sheets for the years 2010 and 2009

Assets

Total assets consolidated in Fibria were reduced by 6% in 2010, or R$ 1.964,848 million, mainly explained by changes in the lines commented below, considering the amounts classified as current and noncurrent assets:

Cash, cash equivalents and deeds and securities

The balances of cash and cash equivalents and deeds and securities, considering the amounts classified as noncurrent assets, decreased 47% or R$ 1,824,984 thousand, mainly due to the payment of installments of accounts payable for the acquisition of shares in the amount of R$ 2,533,333 thousand and CAPEX disbursements in the order of R$ 1,066,129 thousand, partially offset by the effect of net cash generated in the operation of R$ 1,696,086 thousand.

Accounts receivable from clients

The balance of accounts receivable remained substantially stable, presenting a decrease by 2% between December 31, 2010 and December 31, 2009. From our total client portfolio, 79% (76% in 2009) are represented by accounts receivable abroad. During the financial year, there was a net increase in the balance of provision for receivable credit deterioration in the amount of R$ 16,376 thousand, due to the increase of customers overdue for more than 6 months in judicial recovery and low probability of recovery.

Inventory

The balance of stocks registered a rise of 22% or R$ 179.47 thousand, substantially explained by the reflection of the retraction of the Asian market which showed a backward movement in purchases, about 14% less than the amount purchased in 2009. Added to this, there was an increase in wood inventories, registered in the line of raw materials, resulting from strategic storage to meet an expected period of intense rainfall, increase arising from the creation of a 2nd wood yard in Três Lagoas unit and increased production of harvest in this unit and in Aracruz unit.

Taxes recoverable

The balance of taxes recoverable, considering the amounts classified as noncurrent assets, increased 45% or R$ 269.587 thousand, mainly due to (i) records of PIS and COFINS credits on certain fixed assets, substantially on the Três Lagoas, Jacarei and Piracicaba plants, in the amount of R$ 270,615

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thousand, and (ii) increase the credit balance in the federal and state calculation of R$ 74.396 thousand, partially offset by (iii) net increase in the balance provision for losses on ICMS credits in the states of Espirito Santo and Mato Grosso do Sul in the amount of R$ 75 million.

Assets held for sale

The balance of assets held for sale presented a rise of R$ 1,196,149 thousand between the financial years, according to the provision for the sale of assets of Conpacel and KSR. Further details are presented in section 10.3.

Deferred asset taxes

The balance of deferred tax assets showed an increase of 4% or R$ 48,481 thousand, primarily due to the increase in balances of provisions temporarily deductible, such as contingencies, impairment and miscellaneous losses, in the amount of R$ 153.48 thousand, partially offset by the use of the balance of tax losses for the financial year totaling approximately R$ 98.783 thousand.

Fixed and biological

The balance of fixed assets decreased by 8% or R$ 1,057,600 thousand, due to the following reductions: (i) depreciation of the asset base totaling R$ 885,797 thousand, (ii) credit record of PIS and COFINS as described under “taxes recoverable” in the amount of R$ 269,615 thousand, and (iii) allocation of Conpacel and KSR assets for sale in the amount of R$ 412,074 thousand, among others, partially offset by the following addition: (i) investments in modernization of fixed assets and development of projects totaling R$ 485,353 thousand.

The balance of biological assets recorded a decrease of 6% or R$ 240.448 thousand, resulting from (i) cuts made in the period in the amount of R$ 851,681 thousand and (ii) allocation of forests from Conpacel for sale in the amount of R$ 160,765 thousand, among others, partially offset by (iii) the renewal of the forest base in the amount of R$ 642,567 thousand and (iv) positive change in the fair value assessment at the end of the reporting period in the amount of R$ 92,319 thousand.

Intangible

The balance of intangible assets recorded a reduction of 10% or R$ 536.911 thousand, mainly represented by the reclassification of goodwill derived from the expected future profitability of CONPACEL for the group of assets held for sale amounting to R$ 475.413 thousand, the amortization of intangible assets related to the base date, patents and relationships with suppliers, registered with the acquisition of Aracruz, in the amount of R$ 83,123 thousand and the registration of investments in software development of R$ 21,625 thousand.

Liabilities

Total liabilities consolidated in Fibria were reduced by 13% in 2010, or R$ 2,294,275 thousand, mainly explained by changes in the lines commented below, considering the amounts classified as current and noncurrent liabilities:

Loans and financing and accounts payable with Aracruz acquisition

The balance of gross debt on December 31, 2010, was R$ 12,022,133 thousand, representing a reduction R$ 2,963,433 thousand on December 31, 2009. This reduction is mainly related to the debt settlement with the former shareholders of Aracruz, the amount of R$ 2,533,333 thousand

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during 2010, as well as the positive effect of valuation of the real against the U.S. dollar, at the amount of R$ 331,098 thousand.

From the total gross debt at 31/12/2010, 68% were indexed to foreign currency. From the total indebtedness, R$ 1,440,676 thousand was related to the remaining balance of the debt to the former shareholders of Aracruz, maturing fully in short term.

Provision for contingencies

The balance of provision for contingencies was reduced by 22% or R$ 75,542 thousand in the financial year, mainly represented by the membership of the Company to the Tax Recovery Program (REFIS) in November 2009, whose aim was to regularize the tax liabilities through a special system of payment and installments of tax and social security obligations. Further details are presented in the explanatory note no. 22 to the consolidated financial statements.

Deferred liabilities taxes

The balance of deferred tax liabilities showed an increase of 25% or R$ 246.94 thousand, resulting from the use of the tax goodwill derived from the expected future profitability in the acquisition of Aracruz, in the amount of R$ 137,012 thousand, the establishment of deferred tax liabilities on temporary exclusions of unrealized gains in derivative financial instruments in the amount of R$ 45,173 thousand and the increase in the balance of the temporary exclusion of gains from exchange rate taxed on a cash basis in the approximate amount of R$ 36,119 thousand and increase in the net balance of encouraged forests exhaust, at the amount of R$ 27.72 thousand, among others.

Net Property

The movement in equity for the financial year ended on 2010 is related to (i) incorporation of net income of the period in the amount of R$ 603,154 thousand, (ii) acquisition of own shares held in treasury, amounting to R$ 9590 thousand, made on March 23, 2010, when the former shareholders of Ripasa reported Fibria claiming the exercise of its sale options (See Note 23(d) of the financial statements of 2010) and (iii) distribution of dividends for the years of 2010 and 2009, totaling R$ 264,137 thousand. The amount for the financial year of 2010 totaled R$ 142.179 thousand, which represents the minimum amount required by the bylaws. The minimum dividends for 2009, totaling R$ 121,958 thousand, which in that year were credited to a special reserve as approved in AUG, were transferred to liabilities due to the company no longer having restrictions on their pay, as proposed by the Administration.

Comments on significant changes verifiable in comparison between the consolidated result statements for the years 2011 and 2010

Net profits

Net revenues from sales decreased 6.8%, being R$ 5,854,300 thousand in 2011 compared to R$ 6,283,387 thousand in 2010, with a negative impact of 10.8% by the reduction in the average price of pulp, being R$ 1,063 per ton in 2011 and R$ 1,192 per ton in 2010, and also by the absence of revenue from paper operations in the last quarter of 2011 (Piracicaba unit) due to the completion of the sale of this unit.

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The sales volume of pulp in 2011 increased 4.7%, with 5141 million tons compared to 4909 million tons in 2010, mainly due to the higher demand in Europe and North America in the first half of 2011 and the strong presence of Asian in the second semester.

The distribution of sales by end use is mainly concentrated mainly in the market of tissue paper of high quality and special papers, representing 76% of the total volume sold. These 2 markets are more resilient to the economic crisis and have higher expected growth, according to the projections of Pulp and Paper Products Council (PPPC).

Pulp exports represent 91.1% of net profits of pulp and 90.1% of sale volume of pulp in 2011, compared with 91.7% and 91.4% respectively in 2010.

In 2011, 42.0% of the sales volume was destined for Europe, 25.3% for North America and 22.8% for Asia, compared to 39.7%, 28.5% and 22.0% in 2010, respectively. Discounts are often provided to our customers located in Europe and North America, and totaled R$ 760,982 million in 2011 compared to R$ 1,080,067 million in 2010, a reduction consistent with the decrease in revenues in 2011.

Cost of sold goods

The cost of sold goods increased 9% and R$ 5,124,269 thousand in 2011 compared to R$ 4,694,659 thousand in 2010, substantially the result of (1) effects of higher depreciation and depletion due to higher wood prices and sales volumes; (2) increased in the production cash cost in the year. The production cash cost is a major component of our cost. The main components of the cash cost are in order of magnitude, wood, chemicals, maintenance, fuel and personnel costs, which represent approximately 43%, 21%, 14%, 9% and 7% respectively.

In 2011, our production cash cost of pulp was R$ 471 per ton, increased by 4.2% compared with 2010, totaling R$ 452 per ton, mainly as a result of (1) increase in the cost of wood explained by the greater distance between the forests and the plant and (2) increasing prices of raw materials. It is important to note that the increase in the production cash cost for the year was lower than the Brazilian inflation of 2011, which totaled 6.5%, according to the Getulio Vargas Foundation.

Gross profit

The profit combined from the reduction of net revenues and increase in cost of sold goods resulted in a reduction of 54% to R$ 730.031 thousand in 2011 compared to R$ 1,588,728 thousand in 2010. The gross margin decreased to 12.5% in 2011 compared to 25.3% in 2010.

Sale expenses

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Sales expenses increased 5% to R$ 294,928 thousand in 2011 compared to R$ 281,428 thousand recorded in 2010, mainly due to an increase of 4.2% in the total sales volume. The increase in selling expenses includes an increase of R$ 19,275 thousand under the heading of marketing expenses which include spending on the handling of goods, terminal expenses, commissions and others.

Administrative expenses

Administrative expenses decreased 1% to R$ 310.425 thousand in 2011 compared to R$ 312,316 thousand in 2010. This result comes from the cost control initiatives implemented during the year, offset by severance payments in the second semester. As a percentage of net revenues, administrative expenses increased to 5.3% in 2011 compared to 5.0% in 2010.

Result of equity equivalence

The result of equity equivalence was an expense of R$ 414 thousand in 2011, compared to an expense of R$ 7.328 thousand in 2010, resulting from investments in the affiliated company Bahia Produtos de Madeira.

Other operational (expenses) incomes, net

In 2011, other operating income, net, totaled R$ 253.395 thousand compared to a net expense of R$ 7.499 thousand recorded in 2010. This change was mainly due to (1) increase of R$ 53.565 thousand in the change in fair value of biological assets to R$ 145,884 thousand in 2011 compared to R$ 92,319 thousand recorded in 2010 and (2) R$ 175.654 thousand gain on disposal of the unit in Piracicaba in 2011.

Financial Results

The financial result includes net financial expenses, totaling R$ 1,868,671 thousand in 2011 compared to R$ 364,218 thousand in 2010, mainly due to the expense of R$ 935,789 thousand in 2011 recorded under the monetary and exchange variations, compared with a gain under this same line of R$ 301,604 thousand in 2010, resulting from the appreciation of 12.6% of the U.S. dollar against the Brazilian real in 2011, compared to a depreciation of 4.5% in 2010.

Financial income decreased to R$ 217 thousand in 2011 compared with R$ 374,426 thousand in 2010, according to (1) reduction of interest on financial applications of 28.6% to R$ 180,377 thousand in 2011 compared with R$ 252,101 thousand in 2010, resulting from a lower average cash position throughout 2011 and (2) the positive effect of the reversal of R$ 73.409 thousand of monetary correction on contingencies related to the Social Contribution on Net Income in 2010.

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Financial expense decreased to R$ 873,005 thousand in 2011 compared to R$ 1,192,532 thousand in 2010, due to the reduction of the average cost of debt and by the prepayment of a portion of the loans and the final settlement of accounts payable for acquisition of Aracruz shares.

The exchange rate changes amounted to a loss of R$ 935.789 thousand in 2011 compared to a gain of R$ 301.604 thousand in 2010, and expenses from derivative financial instruments were R$ 276,877 thousand in 2011 compared with revenues of R$ 152.284 thousand in 2010, mainly as a result of the appreciation of 12.6% and depreciation of 4.5% of the U.S. dollar against the Brazilian real in 2011 and 2010, respectively. Additionally, the position of derivatives of U.S. dollars had a notional of US$ 1,084 million at December 31, 2011, compared to the notional position of US$ 737 million at December 31, 2010.

Income tax and social contribution

The rate of income tax and social contribution in Brazil was 34% in 2011 and 2010. The effective rate of 25.6% was held, reflecting a current benefit of R$ 67,835 thousand and a deferred benefit of R$ 314.408 thousand in 2011, while the effective rate for 2010 was 14.2%, resulting in a current benefit of R$ 59,627 thousand and deferred tax expense of R$ 146,924 thousand.

The main reason for the difference between nominal and effective tax rate during the year ended on 2011 was the provision for loss of foreign tax credits in the amount of R$ 200,711 million, as mentioned in explanatory note (e) (Provision for tax credit losses) of the Financial Statements of December 31, 2011, which was partially offset by the difference in taxation of profits generated abroad. The disbursement of cash to pay the income tax and social contribution for the year totaled R$ 4.151 thousand compared to R$ 15,514 thousand in 2010.

Profit from discontinued operations

The result from discontinued operations totaled a gain of R$ 240.655 thousand in 2011 compared with a gain of R$ 74.512 thousand in 2010 related to the results of operations reclassified from Conpacel and KSR. The registered capital gain on the sale of these assets in 2011 was R$ 357,196 thousand, plus an expense of R$ 121.447 thousand of income tax and social contribution.

Net profit attributable to noncontrolling shareholders

The non-controlling interest was R$ 4.508 thousand in 2011 and 2010.

Net profit

As a result of what is explained above, the loss for the financial year totaled R$ 868.114 thousand compared to net income of R$ 603.154 thousand in 2010. As

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a percentage of the revenue the net profit represented -14.8% in 2009 compared with 9.6% in 2009.

Comments on significant changes verifiable in comparison between the consolidated result statements for the years 2010 and 2009

Net sales

The net operating revenues increased by 18.7% to R$ 6,283,387 thousand in 2010, R$ 5,292,972 thousand in 2009, mainly as a result of increased average list price of BEKP (bleached eucalyptus kraft pulp) in all regions to US$ 880, US$ 848 and US$ 788 per ton in North America, Europe and Asia, respectively, in 2010, compared to US$ 621, US$ 571 and US$ 517 per ton respectively in 2009. The increase in pulp prices was partially offset by a decrease of 4.3% in the total sales volume of 5.254 million tons in 2009 to 5.03 million tons in 2010.

Pulp

Net operating revenues attributable to sales of pulp increased by 24.6% to R$ 5.852 thousand in 2010 from R$ 4.695 thousand in 2009, mainly as a result of an increase of 29.1% in average prices of pulp. This increase was partially offset by a decrease of 3.5% in our sales of pulp to 4.909 thousand tons in 2010 and 5.086 thousand tons in 2009, mainly due to the reduced demand in Asia. Pulp prices contributed positively to the increase of total net revenues of cellulose with an increase in the average price of pulp from 29.1% to R$ 1,192 per ton for the year ended on December 31, 2010 of R$ 923 per ton in the year ended on December 31, 2009. Pulp exports compose 91.7% of our net profits of pulp and 91.4% of our sale volume of pulp in 2010, compared with 93.7% and 92.5% respectively in 2009.

In 2010, 39.7% of our total sales volume has been delivered to Europe, 28.5% to North America and 23.0% to Asia, compared to 31.7%, 23.5% and 37.1% of our total sales volume delivered to Europe, North America and Asia, respectively, during 2009. The increase in discounts in 2010 compared to 2009 was a result of the change in our sales mix, since in 2009 we had more pulp sales to the Asian market, where discounts are lower than in markets in the European Union and North America.

Paper

Net operating revenues attributable to sales of paper decreased by 31.4% to R$ 373,179 thousand in 2010 from R$ 544,252 thousand in 2009, mainly as a result of a decrease of 4.8% in the combined average price of paper, which from R$ 3,238 in 2009 went to R$ 3,083 in 2010, along with a decrease of 28.6% in sales volume of paper. This decrease in sales volume of paper is due to a lack of production from the Guaíba unit in 2010 (the Guaíba unit was sold in December 2009). Net revenues in the domestic market accounted for 94.1% and 98.3% of total revenue of paper in 2010 and 2009.

Cost of sold goods

Cost of sales increased by 3.0% to R$ 4,694,659 thousand in 2010 from R$ 4,555,729 thousand in 2009, mainly as a result of (1) effects of higher depreciation and depletion due to rising prices of wood and volumes, (2) greater impact of maintenance shutdowns in 2010 compared to 2009, (3) overall increase in the cost of wood and (4) increase in the balance of the provision for ICMS (Tax on Circulation of Goods and Service). The production cash cost was R$ 452 per ton, an increase of 1.8% compared to 2009. In 2010, the major

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components of our cash cost per ton of pulp were, in order of magnitude, wood, chemicals, maintenance, fuel and personnel, which represented approximately 42%, 22%, 12%, 10% and 7% respectively.

Gross profit

As a result of combined effects of increase in our net operating revenues and increase in our cost of sales, our gross profit increased 115% to R$ 1,588,728 thousand in 2010 from R$ 737,243 thousand during 2009. Our gross margin increased to 25.3% in 2010 compared with 13.9% in 2009.

Sale expenses

The sale expenses decreased 5% to R$ 281,428 thousand in 2010 from R$ 296,974 thousand in 2009, mainly due to a reduction of 4.3% in our total sales volume, as a percentage of our net operating income, our expenses sales decreased to 4.5% in 2010 from 5.6% in 2009.

General and administrative expenses

General and administrative expenses (including remuneration of the Directors) increased 5% to R$ 312,316 thousand in 2010 from R$ 296,123 in 2009 primarily as a result of an increase in consulting and outsourcing costs incurred during 2010. As a percentage of our net operating income, our general and administrative expenses decreased to 5.0% in 2010 from 5.6% in 2009.

Result of equity

The result of equity equivalence in the financial year of 2010 totaled an expense of R$ 7.328 thousand in 2010 compared with a loss of R$ 1.133 thousand in 2009, resulting from the loss found in an associated company.

Other net operational income (expense)

We recorded as other net operational expenses a value of R$ 7.499 thousand in 2010 compared to other net operational incomes of R$ 1,609,016 thousand in 2009. This change is primarily the result of (1) R$ 551.604 thousand of gains on the fair value of biological assets recognized in 2009 related to CPC 29 (see note 2.14 and 17 of the consolidated financial statements) and (2) R$ 1,378,924 thousand of income related to gains from the re-measurement of the interest in Aracruz previously required by CPC 15.

Net Financial Results

Net financial income was R$ 364,218 thousand in 2010 of expenses, compared a revenue of R$ 1,571,535 thousand in 2009, mainly due to a decrease of 86.5% in foreign exchange gains recorded in 2010 compared to 2009 as a result of the depreciation of 25.5% of the U.S. dollar against the Brazilian real in 2009, compared to a depreciation of 4.5% in 2010.

Financial revenues (including results from derivative financial instruments) decreased to R$ 526.71 thousand in 2010 from R$ 664.421 thousand in 2009, mainly as a result of the positive effect of a reversal of a tax contingency related to PIS and COFINS in 2009.

Financial expenses decreased to R$ 1,192,532 thousand in 2010, from R$ 1,318,851 thousand during 2009, due to the decrease in the average cost of our debt as a result of debt management started in the first half of 2009 and the advance payment of certain debts with less attractive cost. The average cost of our foreign currency debt was 5.9% in 2010 against 6.3% in 2009.

Net incomes from indexation and exchange rate were R$ 301,604 thousand in 2010 compared with R$ 2,225,965 thousand in 2009, mainly due to the

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depreciation of the U.S. dollar against the Brazilian real 4.5% in 2010 compared with the effect the devaluation of 25.5% in 2009.

Income tax and social contribution

Brazilian tax legislation provides a nominal rate of income tax and social contribution on net profit of 34% in 2009 and 2010. The effective rate of tax on our earnings before taxes and social contributions was 14.2%, reflecting a current benefit of R$ 59,627 thousand and a deferred expense of R$ 146.924 thousand in 2010, while the effective tax rate in 2009 was 24.9%, resulting in a deferred expense of R$ 796,529 thousand. The main reasons for the difference between nominal and effective rates for the years ended on December 31, 2010 and 2009 were the result of differences in tax rates in foreign jurisdictions and the reversal of credit of social contribution on profits from exports in 2010 which was, in turn, partially offset by the effect of adjusting the present value of accounts payable from the acquisition of Aracruz and the reversal of credit of social contribution on profits of exports. The disbursement of cash to pay the income tax was R$ 15.514 thousand in 2010 and R$ 7.433 thousand in 2009.

Net profit from discontinued operations

It was recorded a net profit from discontinued operations of R$ 74.512 thousand in 2010 compared to R$ 93.095 thousand in 2009 related to Conpacel and KSR, while the gross margin of Conpacel and KSR and remained relatively stable between 2009 and 2010 the financial results decreased by 99.6% from a gain of R$ 22.492 thousand in 2009 to a gain of R$ 71 thousand in 2010.

Net profit

As result of what is explained above, net income totaled R$ 603.154 thousand compared to R$ 2,589,470 thousand. As a percentage of the revenue the net profit represented 9.6% in 2009 compared with 48.9% in 2009.

Net profit attributable to noncontrolling shareholders

Net profit attributable to noncontrolling shareholders totaled a value of R$ 4.508 thousand against R$ 660,245 thousand in 2009, mainly by the acquisition of Aracruz in stages in 2009.

10.2 - Operating and financial result

10.2.a. Results of Company operations, in particular: (i) description of any important components of revenue (ii) factors that materially affect operational results

The following are comments from the Board of Fibria corresponding to the analysis of important components of revenue and factors that affect or may materially affect the results of Fibria. In sections 10.2(b) and 10.2(c) there are commented jointly the variations and/or impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

The Company’s operational results were affected by (1) startup of Três Lagoas Unit on March 30, 2009, which was being built in February 2007 when we receive it from International Paper in return of the factory Luiz Antonio of pulp and uncoated paper and reached its maximum production capacity in 2009 and (2) in a secondary way, sale of assets of pulp and paper components for a

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period of three years ended on December 31, 2011 (Guaíba, Conpacel, KSR and Piracicaba). Additionally, our results of operations for the years ended on December 31, 2011, 2010 and 2009 were affected and the results of our operations will continue to be influenced by several factors, including:

•	expansion or contraction of overall production capacity of the products we sell and the growth rate of the global economy.

•	fluctuations in the price of our products in international markets, which are priced in or use as a reference the U.S. dollar and that could affect our net revenues;

•

the growth rate of the Brazilian GDP, which grew 3.2% in a period of nine months ended on September 30, 2011, 7.5% in 2010 and whose decline was 0.2% in 2009, which affects the domestic demand for our products and, thus, our volume of domestic sales.

•	our productivity rate, which significantly affects the production costs of our products and may lead to impairment of our assets;

•

results of operations of the companies in which we have or had a minority or egalitarian share interest, such as Conpacel and Veracel, and part of that is or has been consolidated into our results of operations, as required by IFRS;

•

exchange rate changes on the Real/U.S. dollar, including depreciation of the real against the U.S. dollar by 11.2% in 2011, appreciation of 4.5% in 2012 and 34.2% in 2009, which affected (1) the quantities expressed in Reais of our net revenues, our cost of sales and other operations, and other costs that are determined or linked to the U.S. dollar and (2) our net financial expenses as a result of our obligations denominated in U.S. dollar, which require us to make the payment of principal and interest on U.S. dollar;

•

our debt level and the fluctuation of the prime interest rate in Brazil, mainly LIBOR rate, which affects our cost of payment of interest of our debts with rates denominated in U.S. dollar with floating rate, and DI rate fluctuations, which affects our cost of paying our debts with interest rates denominated in Real with floating rate, and

•

inflation rate in Brazil, which was 6.5% in 2011, 5.9% in 2010 and 4.2% in 2009, as measured by IPCA, and the effects of inflation (or deflation) in operating costs in Reais of the Company and its debt denominated in dollars that is indexed to inflation or contain interest rates which are partially adjusted for inflation.

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The following table shows the origin of the relevant revenue of Fibria in the past three years by type of final product:

10.2. b. Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

This item is informed together with item 10.2. c.

10.2. c. Impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate on the operating and financial results of the company

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The following are comments from the Board of Fibria corresponding to the analysis of impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

Impact of Price Changes of Pulp

The international pulp prices have fluctuated significantly, and the Company believes it will continue floating in view of global economic events, such as increased demand for pulp in China. Significant increases in the prices of Company products and, thus, in the prices we can charge, should probably increase the net revenues of the Company and its operational results to the extent that the Company can maintain its operating margins and the increase in prices do not reduce the sales volume. On the other hand, significant reductions in international prices of our products and therefore the prices that the Company can charge for their products should probably reduce net income and operational results if it cannot increase its operating margins and reduced price does not increase the sales volume.

Global pulp prices are cyclical because the demand for paper depends significantly on the general conditions of the global economy and because the production capacity adjusts to demand slowly. Over the past 3 years, the average price of BEKP in the United States, Europe and Asia fluctuated from US$ 621, US$ 571 and US$ 517 per ton respectively in 2009 to US$ 880, US$ 848 and US$ 848 per ton, respectively, in 2010. For the financial year ended on December 31, 2011, the average price of BEKP in the United States, Europe and Asia was US$ 871, US$ 821 and US$ 703 respectively.

The Company has long term relationships with substantially all of its pulp and paper buyers in the local and foreign market. Such agreements generally provide that the price of market pulp shall be according to the price which the Company announces monthly.  These prices may vary according to the region where the Company’s customers are located. The agreed price for long term contracts are generally consistent with the prices of other sales in the same region and follow the BEKP price list announced by the largest global producers of pulp.

Impact of Change in Exchange Rate

The financial condition and results of operations has been and will continue to be affected by inflation and the exchange rate of the real against the U.S. dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (depreciation) of the Real against the U.S. dollar, average exchange rate and at exchange rate at the end of the periods indicated below:

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(1)	The daily average exchange rate is the sum of the closing rate on each day divided by the number of business days in the period.

The results of Company operations and its financial condition has been and will continue to be affected by the rate of appreciation or depreciation of the Real against the U.S. dollar, given that:

•	important part of the Company’s revenues are denominated in U.S. dollars;

•	important part of the Company’s costs are denominated in Reais;

•	some operational expenses such as costs of raw materials and certain other expenses are denominated in or indexed in U.S. dollar;

•	significant part of the Company’s debt is denominated in U.S. dollars and therefore the payments of principal and interest shall be made in U.S. dollars.

Most of the Company’s pulp sales are made on the international market at prices denominated in U.S. dollars. In general, the Company tries to fix its prices in the local market taking into account the international prices of pulp and variations of the exchange rate of real/U.S. dollar. Thus, although the majority of revenues in the domestic market are denominated in reais, almost all products are sold at prices that are based on the international market, which are denominated in U.S. dollars.

When the Real depreciates against the U.S. dollar, assuming that the international price of products of the Company remain the same, the net proceeds of the Company’s sales come from exports increase and usually the Company seeks to increase the domestic prices in Reais, which can reduce the volume of sales in the local market. On the other hand, when the Real appreciates against the U.S. dollar, assuming the U.S. dollar prices remain stable, our net sales decline and generally we decrease the value of domestic prices in Reais, which can generate an increase in sales volume in the local market. In periods of high volatility of Real x U.S. dollar, there is usually an interval between the time in which we can increase or decrease our prices in Brazilian Reais for buyers. These mismatches are reduced when the exchange rate Real x U.S. dollar is less volatile.

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The consolidated debt in U.S. dollars accounted for 79.1% of the indebtedness of the Company on December 31, 2011 (92% if we consider operations in order to exchange liabilities in real or currencies other than the U.S. dollar, liabilities in U.S. dollar). Thus, when the Real appreciates against the U.S. dollar:

•	interest costs of the Company’s debt denominated in U.S. dollars decreases in Reais, and this decrease positively affect our operational results in Reais;

•	the value of our debt denominated in U.S. dollars decreases in Reais, and the total value of our debt decreases in Reais;

•	Our net financial expenses tend to decrease as a result of foreign exchange gains with exchange variation included in our results.

The depreciation of the U.S. Dollar against the Real has the opposite effect.

Exports, which allow the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s debt denominated in U.S. dollars, but these items are not completely equivalent. Thus, the company often hires derivative instruments to mitigate the effects of currency fluctuations on its debt. A significant portion of the indebtedness of the Company is connected and paid mainly with the proceeds from exports. Debt denominated in U.S. dollars are generally available at lower cost compared with other sources of resources. The Company generally gives as a pledge part of its export receivables as collateral for its obligations, usually to cover the next installments of principal and interest. These contracts also contain financial ratios that should be observed by the Company, among other obligations.

Impact the level of debt and Interest Rate Changes

On December 31, 2011, the consolidated debt of the Company was R$ 11,324 million. The level of debt of the Company results in significant financial expenses which are reflected in our income statements. Financial results consist of expenses with interest payments, foreign exchange Real x U.S. dollar and other assets and liabilities denominated in foreign currencies, gains and losses on derivatives and other items described in Note 31 to our financial statements for the financial year ended on 31 December 2011. In 2011, the net financial result of the Company totaled R$ 1,869 million, consisting primarily of R$ 873 million on loans and financing and the addition of accounts payable for the acquisition of Aracruz and R$ 936 million losses on exchange rate changes on debt and other assets and liabilities. In 2010, the Company presented a net financial

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result of R$ 364 million, which consisted primarily of R$ 1,193 million of interest on loans and financing and the addition of accounts payable for the acquisition of Aracruz, R$ 302 million earned on loans and financing in foreign currency, R$ 374 million of financial income and gains on derivative financial instruments of R$ 152 million.

S&P, Moody’s and Fitch maintain a rating of the Company and certain Company debts. Any downgrade of rating grade in the future may result in increased interest rates and other financial expenses related to loans and debt instruments and may adversely affect the Company’s ability to obtain financing on satisfactory terms and at the amounts needed.

Seasonality Impact

The seasonality pattern in the pulp market has historically been related to the cycle of paper production. World production of paper usually increases at the end of the summer holidays in the northern hemisphere, as well as during the Christmas holidays and New Year. However, having in mind some specific factors, including closing and opening of new plants for the production of paper, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonal trend observed in the past may change in the future. Item 7.3(d) presents more details of issues related to seasonality.

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10.3 - Events with significant effects, occurring and expected to occur in the financial statements

10.3. a. Introduction or disposal of operational segment

During the financial years of 2011 and 2010 the Company approved and completed the sale of certain cash generating units (UGC) and assets, as shown in the following table:

Sale of cash-generating units - CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the sale of the assets of its cash generating units called Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, consisting of a pulp and paper production capacity of 650,000 and 390,000 tons/year of pulp and paper, respectively, a forest base of approximately 71 thousand hectares of forest plantations, about 30 thousand hectares of conservation area and a paper distribution unit consisting of a network of 19 branches in several states of the country and a Distribution Center in São Paulo.

On January 31, 2011 and February 28, 2011, the Company completed the sale of assets of CONPACEL and KSR, respectively, at the right and adjusted price of R$ 1.5 billion upon signing by the Company and Suzano Papel e Celulose S.A. of the Contract of Purchase and Sale of Establishment and Other Covenants and payment of price by Suzano Papel e Celulose S.A. to Fibria.

On September 29, 2011, the Company completed the sale of the assets of the cash generating unit called Piracicaba, consisting of a special paper mill located in Piracicaba, in the State of São Paulo, with annual capacity of more than 160,000 tons, to Oji Paper CO., LTD. (“Oji”) by the set and right price of US$ 313 million, equivalent to R$ 567,375 thousand at that date. The operationalization of such sale occurred upon transfer of the net assets of the unit to the controlled Piracicaba Indústria de Papéis Especiais e Participações Ltda. and posterior sale of quotas held to Oji.

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The sale of these cash generating units completed the strategy to focus the Company’s activities in the business of pulp, and contributed to the reduction of debt, given that the proceeds from the acquisitions referred to above were primarily used by the Company in settlement of financial obligations.

Result from discontinued operations - CONPACEL and KSR

Cash flow from discontinued operations - CONPACEL and KSR

(*)                             Due to the Consórcio and KSR unit operate with centralized cash from Fibria, financing activities represent the transfer to Fibria of the cash flow generated in the operation, net of investments made during the period.

Assets and liabilities of CONPACEL and KSR on December 31, 2010 (end of the financial year in which the cash generating units were made available for sale)

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CONPACEL

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Capital gain

We present as follow the capital gains earned in the financial year ended on December 31, 2011, arising from the disposal of these UGCs:

(i)	The capital gain was recognized under “Net income of the financial year from discontinued operations.”

Losango Project

On June 30, 2011, the administration, based on its decision and taking into account the progress of programs to find a buyer and complete the sale of the assets of the Project Losango, classified these assets as held for sale.

Said project is in condition for immediate sale and the administration expects the sale to be completed in a period shorter than six months.

The Project Losango is represented substantially by land and forests in Capão do Leão, in the state of Rio Grande do Sul, with forest area of approximately 107 thousand hectares, according to the details present in the explanatory note no. 37(b) and in the financial statements of the year of 2011. On December 31, 2011 (end of the financial year in which they were made available for sale), the project’s assets can be summarized as follows:

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Project Losango does not have operations.

The book value of net assets was compared with the fair value less cost to sell and there was no need to record impairment loss.

Remaining obligations of the units sold

Due to the disposal of assets CONPACEL, KSR and Piracicaba, the Company assumed certain commitments for compensation for losses and/or contingencies, if they occur, as provided in their sale contracts, which also determine the limits, terms and procedures applicable.

10.3. b. Constitution, acquisition or disposal of equity interest

Not applicable, since there was no operation of constitution, acquisition or disposal of equity interest for the financial years ended on December 31, 2009, 2010 and 2011.

10.  3. c. UNUSUAL EVENTS OR OPERATIONS

Not applicable, having in mind the absence of unusual events or transactions relevant for the financial years ended on December 31, 2009, 2010 and 2011.

10.4 - Significant changes in accounting practices - Disclaimer and emphases in the auditor’s opinion

10.4. a. Significant changes in accounting practices

The following are comments from our Directors corresponding to the analysis of significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by financial year and, where applicable, the impact on the financial and equity position is presented in tabular form, in its respective financial year.  In this section 10.4(a), the Directors commented what were the changes in exercise and qualified the subject matter of these changes. Section 10.4 (b) shows the analysis of our directors on the relevant impacts of these changes and the effects on the financial position of the Company.

During the financial years of 2011, 2010 and 2009, the Company made no spontaneous change in accounting practices for the preparation of its financial statements. In 2010, due to Law 11.638/07, as amended, the Company adopted the international accounting standards (IFRS - International Financial Reporting Standards), reintroducing the 2009 financial statements for comparative purposes. The adoption of these standards materially impacted the financial position of the Company, since these new rules introduced new forms of accounting and evaluation, such as fair values, capitalization, among others, as detailed throughout this section.

The adoption of international accounting standards led to changes in the

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financial position of the Company previously presented in accordance with the Brazilian accounting standards, adopted for the preparation of financial statements for 2009, therefore, the reconciliation of the impacts of changes to the rules is being presented to the opening of balance sheet at the date of adoption (January 1, 2009), as well as to the balance sheet and income statement for the financial year ended on December 31, 2009. Financial statements prepared for the financial years ended on 2011 and 2010 were prepared in accordance with these new standards, so there was no need to present a reconciliation table for these exercises.

As follow we present a detailed description of changes in accounting practices and their impacts and nature, segregated by exercise.

Changes for the financial year 2011

For the financial year ended on December 31, 2011, there were no significant changes in accounting practices adopted for the financial year ended on 2010 and that were applicable to the financial year of 2011. However, the rules and amendments to existing standards below have been published and are mandatory for accounting periods subsequent to 2011. There was no early adoption of these standards and rules changes by Fibria:

IAS 28 - “Investments in associates and jointly controlled” IFRS 11 - “Joint contractual agreement” and IFRS 12 “Disclosures about interests in other entities”, all issued in May 2011. The main change introduced by these standards is the impossibility of proportional consolidation of entities whose control of net assets is shared through an agreement between two or more parties and is classified as a joint venture.

IFRS 11 conceptualizes two types of classification for agreements:

(i)         Joint operations - where the parties jointly control assets and liabilities, whether these assets are in a separate entity (separate vehicle), in accordance with the contract provisions and essence of the operation. In these agreements assets, liabilities, revenues and expenses are accounted for in the entity that participates of the joint operator agreement in proportion to its rights and obligations;

(ii)        Joint ventures - where the parties jointly control the net assets of an agreement, structured through a separated entity and the results of these assets are divided between the participating parties. In these agreements, the participation of the entity should be accounted for by the equity method and presented under the item investments.

IFRS 12 requires qualitative disclosures that must be performed by the entity in relation to interests in subsidiaries, jointly agreements or unconsolidated entities, which include significant judgments and assumptions to determine whether their participation exercise control, significant influence or classification over the joint agreements between joint operations and joint ventures, as well as other information about the nature and extent of significant constraints and

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associated risks. The standard is not applicable until January 1, 2013.

The administration believes that this standard does not materially impact the consolidated financial statements.

IFRS 7 - “Financial Instruments - Disclosure” issued on October 2010. The change in the standard of disclosure of financial instruments seeks to promote transparency in the disclosure of the transfer transactions of financial assets, improve the understanding by the user about the risk exposure to these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets. The standard is effective for the financial year beginning on or after July 1, 2011. The management does not expect significant impacts on the financial statements.

IFRS 9 - “Financial Instruments” issued on November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 keeps but simplifies the measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the contractual characteristics of the cash flows of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. Prior periods do not need to be restated if an entity adopts the standard for periods beginning or starting before January 1, 2012. The standard is applicable from January 1, 2013. Significant impacts on the financial information of Fibria are not expected.

IFRS 10 - “Consolidated Financial Statements”, issued in May 2011. This standard is based on principles such as the identification of the concept of control as a determinant factor of when an entity should be consolidated in financial statements. The standard provides additional guidance to assist in determining control when there is doubt in the evaluation. The standard is applicable from January 1, 2013. Significant impacts on the financial information of Fibria are not expected.

IFRS 13 - “Measurement of Fair Value”, issued in May 2011. The standard aims to improve consistency and reduce complexity in the disclosures required by IFRSs. The requirements do not increase the use of fair value in accounting, but guides on how it should be applied when its use is required or permitted by another standard. The standard is applicable from January 1, 2013 and there is an exemption to apply the new disclosure requirements for comparative periods. Significant impacts on the financial information of Fibria are not expected.

IAS 19 - “Employee Benefits”, issued in June 2011. The change in standard will affect mainly the recognition and measurement of pension plans with defined benefit and disclosure of employee benefits. The standard is applicable from January 1, 2013. Significant impacts on the financial information of Fibria are not expected.

Changes for the financial year 2010

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Regarding the financial year 2010, there was the initial adoption of IFRS. The convergence process of Brazilian accounting standards with international accounting standards occurred in two stages: (a) the first in 2008 with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company in its individual and consolidated financial statements ended on December 31, 2008 (b) the second, developed in 2009 with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except CPC 34 - not yet issued).

The new accounting practices in the technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the financial year beginning on January 1, 2010. In this context, the transition date was adopted by the Company as January 1, 2009, when it prepared the opening balance sheets in accordance with the new accounting practices. The administration believes that the statements issued by CPC are fully converged with the international accounting standard, according to statements issued by the International Accounting Standards Board (IASB).

In preparing those individual and consolidated financial statements in accordance with IFRS 1/CPC 37, the Company has applied the mandatory exceptions and certain optional exemptions relevant in relation to the full retrospective application of IFRS/CPC.

Exemptions from retrospective application

As provided in IFRS 1/CPC 37, the Company adopted the following exemption on the retrospective application:

Business Combinations - IFRS 3R/CPC 15 was applied from January 1, 2009.

With respect to the other exemptions contained in IFRS 1/CPC 37, it does not apply to the Company:

(a)	Insurance Contracts - insurance contracts concluded by the Company are not within the scope of this standard;

(b)

cost assigned to fixed assets - fixed assets had already been depreciated based on estimated service life and the administration believes that there is no significant differences between the fair value and book values of fixed assets;

(c)

assets and liabilities of subsidiaries, jointly controlled entities and associates - the initial adoption of the pronouncements were applied simultaneously and in a manner consistent in all the Company’s subsidiaries and affiliates;

(d)	compound financial instruments - there were no transactions involving such financial instruments;

(e)	liabilities for decommissioning included in the cost of fixed assets - the Company has no contracts included in this scope;

(f)	financial assets and intangible assets accounted for in accordance with the ICPC 1/IFRIC 12 - “Concession Contracts” - the Company has no concession contracts.

Changes for the financial year 2009

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In the financial year of 2009, the financial statements were prepared in accordance with accounting principles adopted in Brazil, which, in that financial year, did not change significantly.

With the occasion of the initial adoption of IFRS in 2010, and as required by IFRS 1, the comparative financial information corresponding to the financial year of 2009 presented in the financial statements for the financial year of 2010 is also being presented in accordance with IFRS.

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10.4. b. Significant effects of changes in accounting practices

As described in section 10.4.a. previously, the only changes in accounting practices were those related to the year 2010, when the Company made the initial adoption of IFRS. On this occasion, the financial statements of 2009 were presented as a comparison also adjusted as they had previously been presented in accordance with accounting practices adopted in Brazil to date. The financial statements for the financial year ended on December 31, 2010 have been prepared based on the precepts of IFRS, so it was not necessary to quantify the adjustments in that financial year.

As detailed in the topics (a) to (g) below, our Directors believe that the main impacts of the adoption of IFRSs for the year are substantially related to: (i) the business combination, which substantially changed the accounting of goodwill on acquisition companies, as well as accounting for the business combination of Aracruz, (ii) segment information, since the company began to be required to disclose information by business segment previously not required, (iii) biological assets, as the Company started to perform the evaluation of its forests at fair value in return for the result, (iv) income taxes, which are recognized as assets when their realization is considered probable and (v) some changes in the disclosures in the financial statements, such as earnings per share, and the presentation of the participation of minority shareholders, among others.

(a)                            IFRS 3R/CPC 15 - “Business Combination”

In accordance with accounting practices previously adopted in Brazil, the goodwill generated in the operation for the acquisition of share control in Aracruz was recorded at various stages in which the business was carried out and represented the excess of acquisition cost over the value of equity. According to the new pronouncement, the acquisition date should be one in which the control was actually transferred, taking into account the fair value of identifiable assets acquired and liabilities assumed. The Company acknowledged the participation of minority shareholders in the acquired, either at their fair value as the pro rata share of uncontrolled participation in the fair value of net assets of the acquired. The measurement of the contribution from noncontrolling interests to be recognized was determined for each acquisition made. Whereas the business combination was performed in stages, all results generated by transactions with noncontrolling interests after the date of acquisition of control were recorded directly in equity under the item “Equity Adjustment”, totaling R$ 1,618,824 thousand.

Due to the business combination being recalculated on the date of control acquisition, the fair value assigned to acquired assets and liabilities started to being performed as of that date, while under previous accounting policies it was carried out proportionally to the extent that portions of the controlling interest were acquired, which led to the recognition of additional amortization expense of R$ 241,876 thousand.

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When the business combination is achieved in stages, i.e., obtaining control of a company in which the Company already has interest, the technical pronouncement also requires that the initial portion of this participation should be reassessed at the fair value at the acquisition date, as a counterpart of the result , which generated a gain of R$ 1,378,924 thousand, recorded in “Other net incomes (expenses)”.

Additionally, some transaction costs had been included in the pricing of the business, such as commissions and attorney’s fees, brokers and debt interest, contributing thus to the formation of goodwill. These values were reversed in return for the result, called other adjustments of business combination, in the amount of R$ 116,174 thousand.

Furthermore, in the operation of asset exchange between Fibria and International Paper held in 2007 generated a discount of R$ 1.781 thousand, which in the scope of this accounting pronouncement, was considered a gain by bargain purchase and was set to return of equity at the transition date.

(b)                            IAS 28/CPC 18 - “Investment in Associates and Controlled”

The unrealized results on transactions of sale of assets to a subsidiary of the parent were eliminated in the individual balance sheets in order to eliminate differences between the equity and the individual and consolidated results.

(c)     IFRS 8/CPC 22 - “Information per Segment”

The Company disclosed in the financial statements of 2010 and 2009 financial information by operational segment (pulp and paper and by geographic region).

(d)    IAS 1/CPC 26 - “Presentation of financial statements”

The participation of minority shareholders (also known as minority interest) was aggregated and identified in the net worth, and no more under a specific item, above the equity.

On the date of transition, part of loans have been reclassified to current liabilities, amounting to R$ 1,119,620 thousand and R$ 2,737,835 thousand in the individual and consolidated financial statements, respectively, due to the breaking of the related covenants. Nevertheless, in June 2009 we obtained a waiver and return to classify them as noncurrent liabilities.

(e)     IAS 41/CPC 29 - “Biological Assets”

The biological assets represented by forests in formation were measured at fair value less selling costs. Previously, these assets were recorded at historical cost.

In 2009, the exhaustion of the fair value was calculated based on the cut and use of forests and recorded in “Cost of sales”.

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(f)         IAS 12/CPC 32 - “Taxes on income”

In accordance with accounting practices adopted previously in Brazil, the Company recognized a deferred tax asset to the extent that it was achievable within ten years. According to the new technical pronouncement, the credits should be recorded to the extent that it is probable the existence of future taxable income with which these credits can be used, regardless of the deadline stipulated in the previous legislation.

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(g)    IAS 33/CPC 41 - “Profits Per Share”

Profits per share were calculated based on net income for continuing operations, considering the weighted average number of common shares issued by the Company during the financial year. In accordance with accounting practices adopted earlier, earnings per share was calculated taking into consideration all the issued shares, regardless of class (ordinary and preferred), at the closing date of the financial statements.

The following tables our Directors presents the financial impacts of adopting the rules in equity transcribed above in the opening and closing on December 31, 2009, as well as results for the year 2009. As mentioned earlier, these settings are applied only to the year 2009, since in 2010 financial statements have been prepared on the precepts of IFRS, and therefore there are no impacts to demonstrate in the financial years of 2011 and 2010.

Conciliation of net equity

(R$ thousand)	31 of December of 2009	1st of January of 2009
Net equity issued by the previous accounting standards added to non-controlling interest	10.034.028	4.132.993
Negative goodwill arising from the asset swap with International Paper - Pulp Mill in Três Lagoas (CPC 15/IFRS 3R)	1.781.000	1.781.000
Gain on remeasurement of interest of 12.35% held prior to the acquisition of control of Aracruz Celulose S.A. at market value (CPC 15/IFRS 3R)	1.378.924	
Additional amortization of surplus value by change in the criterion of determination the date of acquisition of control (CPC 15/ IFRS 3R)	(241.876)	
Other effects resulting from business combinations (CPC 15/ IFRS 3R)	(116.174)	
Tax effects of business combination (CPC 32/IAS 12)	58.094	
Result of the transaction conducted with non-controlling shareholders in the business combination held in stages - Aracruz (CPC 15/IFRS 3R)	1.618.824	
Adjustment to fair value of biological assets (CPC 29/IAS 41)	953.010	401.406
Achievement from exhaustion and consumption of biological assets (CPC 29/ IAS 41)	(82.063)	
Tax effect on the biological assets (CPC 32/IAS 12)	(291.980)	(131.013)
Other	(16.368)	2
Net equity according to CPCs/IFRS	15.075.419	6.184.388

Conciliation of net income

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10.4. c. Disclaimer and emphases in the auditor’s opinion

As follows the Directors comment of the emphasis paragraphs included in the audit reports for the financial years ended on December 31, 2011, 2010 and 2009.

These paragraphs included by our independent auditors are related to differences in certain regulatory aspects of accounting adopted in Brazil and international accounting, and therefore do not refer exclusively to the procedures adopted by the Company or any breaches of the rules. Additionally, in the audit opinion for the financial year ended December 31, 2009, as detailed throughout the section, there is emphasis commenting on the settlement of a comment contained in the audit opinion for the financial year ended on 2008.

As mentioned in the explanatory note no. 2.2.2 to the financial statements for the financial year ended on December 31, 2011 and explanatory note no. 2.1(b) on the financial statements for the financial year ended on December 31, 2010, individual financial statements of the controller were prepared in accordance with international accounting standards, except only for the evaluation of investments in subsidiaries, jointly controlled and associated companies by the equity method, while according to IFRS would be cost or fair value. and are published in conjunction with the consolidated financial statements. As required by IFRS, these investments should be valued at cost or fair value.

This matter was the subject of focus by our independent auditors for the financial years of 2011 and 2010, whose opinions are in conjunction with our financial statements and are dated as of February 1, 2012 and February 14, 2011, respectively. Thus, our Directors believe that there was no regulatory noncompliance in preparing its financial statements since that difference in accounting is from the respective Brazilian accounting standards and

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international accounting standards, and is widely recognized in the rulings announced by the entities responsible by their emission.

The independent auditor’s opinion for the financial year ended on December 31, 2009, dated as of February 25, 2010, contained an emphasis on the non-applicability to the financial year of 2009 on the commentary on business continuity contained in the audit opinion for the financial year ended on December 31, 2008, as well as an emphasis on the basis of financial statements for 2009 are not comparable with those closed in 2008, according to the full consolidation of Aracruz in 2009, while in 2008, Aracruz was proportionally consolidated. Thus, our Directors believe that the content of that emphasis is purely informative and there is no regulatory noncompliance in the financial statements for that financial year.

10.5 - Critical accounting policies

Our Directors believe that the critical accounting principles are important to describe the financial condition and results of operations and require difficult judgments to be made, subjective or complex, often because of the need to make estimates about the effect of matters for which uncertainty is inherent. As you increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, the judgments become more subjective and complex. In order to understand how the Board evaluates future events, including the variables and assumptions inherent in the estimates, and the sensitivity of those judgments in relation to varying circumstances, we have identified the critical accounting principles.

The critical accounting principles are continually evaluated and are based on historical experience and other factors, including expectations of future events, considered reasonable in the circumstances. Full details of the accounting practices adopted by Fibria were made in explanatory note no. 2 to the financial statements of the financial year of 2011.

The accounting estimates will seldom be equal to their actual results. The estimates and assumptions that present a significant risk, with probability of causing a relevant adjustment to the accounting value of assets and liabilities for the next financial year, are addressed below.

Our Directors believe that the critical accounting estimates and assumptions are related to business combinations, income taxes, employee benefits, fair values of financial and derivative instruments, biological assets, revenue recognition, impairment of receivables, service life review, recovery of property, plant, equipment, assets and liabilities and legal obligations, since these accounting estimates involve highly complex and subjective judgments. The items (a) to (h) below detail the reasons that make these accounting practices to be critical in the evaluation of the Directors of Fibria.

(a)     Combination of business and impairment assessment estimated of goodwill

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In a business combination, the assets acquired and liabilities assumed shall be measured at fair value at the acquisition date and the participation of minority shareholders can be measured at fair value. The assessment of these assets and liabilities at the date of the acquisition requires the use of judgment on the recovery of assets, including estimation of future cash flows, market values, credit quality, among others, and which can differ significantly from their actual results.

Every year or shorter period if there is any change in circumstances which would result in reducing the recoverable amount of the cash generating units for which there is goodwill recorded, the Company conducts tests for possible impairment on goodwill, according to the accounting policy presented in Note 2.16. The recoverable amounts of UGCs are determined based on the value in use calculations, made based on estimates. See note 38 to the financial statements for the year 2011.

(b)    Taxes on income

The deferred tax assets and liabilities are based on temporary differences between accounting values in the financial statements and tax base. If the Company and its subsidiaries are to operate at a loss or are not able to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it would require a reversal of a significant portion of our deferred tax assets, which could result in an increase in the effective tax rate.

As described in Note 15(e) of the financial statements for the financial year 2011, in November 2011, the Company decided to transfer certain commercial transactions between foreign subsidiaries which resulted in uncertainty regarding the ability to use all the tax credits recorded by the subsidiary affected, and therefore cannot be considered more likely to perform. The use of credit will depend on the level of future taxable income to be generated by December 2013, which resulted in record of impairment in the amount of R$ 200,711 thousand in financial year 2011.

(c)     Employee Benefits

The current value of obligations for the medical care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. Among the assumptions used in determining the net cost (revenue) for the balances of actuarial liabilities, there is the discount rate.

The provision of share based remuneration is recorded at fair value of the option, which is calculated by the Company based on the Binomial-Trimonial Tree model.

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Any changes in assumptions used to calculate these obligations affect the accounting value at the balance sheet date.

(d)    Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment to choose a variety of methods and define assumptions which are mainly based on market conditions existing at the balance sheet date. The Company also uses its judgment to define the settings and values in the sensitivity analysis, shown in explanatory note no. 5 to the financial statements.

Any changes in the assumptions used for the calculations involving the fair value of financial instruments could dramatically affect the financial position of the Company.

(e)     Biological assets

The calculation of fair value of biological assets takes into account various assumptions with a high degree of judgment, such as estimated price, quantity of wood and cubic average annual increment for each region. Any changes in those assumptions used might imply a change in the outcome of the discounted cash flow and hence the appreciation or depreciation of these assets.

(f)         Acknowledgement of revenue and reduction in the value of receivables

The Company recognizes revenue and costs associated with sales at the time products are delivered to customers or when the risks and rewards are transferred. Revenue is recorded at the net sales value (after tax deductions, discounts and returns).

The provision for reduction of the receivables value of these credits is provided in an amount sufficient to cover probable losses in its realization. The accounting policy to establish the provision requires the analysis of individual invoices of delinquent customers in relation to recovery measures adopted by the department responsible and, according to the stage of recovery, it is an estimated an amount of the provision to be made, which may represent a percentage of the title according to its historical or full.

(g)    Review of service life and recovery of property, plant and equipment

The recoverability of assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or asset group may not be recoverable based on future cash flows. If the accounting value of these assets exceeds their recoverable amount, the net value is adjusted and its service life is readjusted to new heights. In the financial years ended on December 31, 2011 and 2010, the Company made tests for impairment, as detailed in

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explanatory note no. 38 to the financial statements for the year 2011.

(h)    Contingent assets and liabilities and legal obligations

The Company is involved in labor, civil and tax legal proceedings in many instances. Provisions for contingencies, set up to face potential losses from the ongoing proceedings, are established and updated based on the management’s assessment, based on the opinion of its legal counsel and require a high degree of judgment on the matters involved.

10.6 - Internal controls relating to the preparation of financial statements

a) Efficiency and deficiency grade and recommendations in the auditor’s report

The Directors of the Company believe that the procedures and structures listed below, along with the system of preparation of financial statements, are sufficient to ensure data accuracy and reliability of the preparation of financial statements, and there were not detected shortcomings in internal controls relevant to the Company.

(i) Fibria has in its structure a Risk and Compliance Governance Management, an area independent with administrative bond and functional relationship with the Company President (CEO), and reporting processes to the Audit and Risk Committee, an advisory body to the Board of Directors of Fibria. The area includes the activities of Risk Management, Internal Audit and Ombudsman of Fibria.

(ii) The Internal Audit team is responsible for periodic evaluation of financial, operational, management and information technology processes, including compliance with policies, standards and procedures and performance and effectiveness of internal controls to prevent or detect possibility of errors, fraud and/or losses in business.

(ii) The Internal Controls Team continually reassesses the process flows and key systems and ensures the organization of the periodic compliance tests, to assess the effectiveness of existing controls and continuous Certification Practice - Risk Assessment implemented internally, ensuring:

•                Calculation of materiality, with selection of ledger accounts and localities;

•                Documentation of internal controls in Entity Level;

•                Review and validation of key controls;

•                Implementation of improvement opportunities;

•                Driving the CSA (Control-Self-Assessment).

The Company complies with the standards of corporate governance in New Market and the American law Sarbanes-Oxley. Additionally, in view of its fast growth and shape of development of its projects, the Company implemented in 2011 a module of Process Control of GRC SAP, in order to enhance the risk

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management of process and compliance, improving and enhancing their internal controls environment.

10.6. b. Deficiencies and recommendations on internal controls in the auditor’s report

In accordance with the independent auditor’s opinion, the examinations of audit of financial statement was conducted in accordance with the Brazilian and international auditing standards.

An audit involves performing procedures selected to obtain evidence about the amounts and disclosures in the financial statements and not to express an opinion on the internal control. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In these risk evaluations, the auditor considers the relevant internal controls to the preparation and fair presentation of financial statements to plan the audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of internal controls of the Company.

As indicated above, the independent auditors do not express an opinion or conclusion about the Company’s internal controls, but present recommendations for the improvement of internal controls resulting from findings made during the work of auditing the financial statements.

Internal control in the context of audit standards is defined as the process designed, implemented and maintained by those responsible for governance, management and other employees of the Company with regard to the reliability of financial reporting, effectiveness and efficiency of operations and compliance with laws and regulations applicable. Internal control deficiency exists when (i) the control is planned, implemented and operated so that it cannot prevent, or timely detect and correct, misstatements in the financial statements, or (ii) there is lack of a control necessary to prevent, or timely detect and correct, distortions in the financial statements.

Our auditors have informed us that the audit procedures were performed on a test basis, with the sole purpose of auditing the financial statements, and thus they do not necessarily allow to reveal all deficiencies in internal controls.

10.7 - Allocation of resources for public underwriting and any deviations

10.7.a. HOW RESOURCES FROM THE OFFERING WERE USED

The Company has not made a public offer of deeds and securities for the financial years ended on December 31, 2009, 2010 and 2011.

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10.7.b. IF THERE ARE SIGNIFICANT DEVIATIONS BETWEEN THE EFFECTIVE USE OF RESOURCES AND THE PROPOSED APPLICATION DISCLOSED IN THE PROSPECTUSES OF THEIR DISTRIBUTION

Not applicable, as the Company has not made a public offer of deeds and securities for the financial years ended on December 31, 2009, 2010 and 2011.

10.7.c. IF THERE HAVE BEEN DEVIATIONS, THE REASONS FOR SUCH DEVIATIONS

Not applicable, as the Company has not made a public offer of deeds and securities for the financial years ended on December 31, 2009, 2010 and 2011.

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10.8 - Items relevant and not stated in the financial statements

10.8.a. Assets and liabilities held by the company, directly or indirectly, that do not appear on its balance sheet

Fibria participates in certain agreements related to operating leases and contracts with take or pay clauses, which are disclosed in our annual financial statements for 2011 in the explanatory notes no. 21(b) and no. 26.

10.8. b. Other items not stated in the financial statements

Not applicable, since the Company has no other items not reflected in the financial statements beyond those specified in section 10.8.a. above.

10.9 Comments on other items not stated in the financial statements

10.9.a. How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the financial statements of the company

In relation to the items shown, related to operating leases and take or pay agreements, in the following table show the values that may impact the Company’s results and assets in the coming years:

10.9.b. NATURE AND PURPOSE OF THE OPERATION

Operating leasing

The Company leases timber plantation areas based on operating leases from third parties as a source of raw materials for products. The leases, most of which began in 1991, are generally made for a period of 21 years. Lease payments, equivalent to 30% of the market value of timber harvested on the property, are made after each harvest. We guarantee a minimum payment to the lessor for the harvest.

Additionally, the Company is party to a long term contract to provide maritime transport services, with the term is 20 years and which has for object the operation of maritime cabotage, through the use of tugs and sea barges to transport raw material (wood) from Terminal Caravelas (BA) to Portocel (ES).

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Take-or-Pay Contracts

The Company has entered into long term Take or Pay agreements with suppliers of power, transportation, diesel fuel, chemicals and natural gas by an average of 10 years. The agreements provide for termination and suspension clauses of supply for reasons of breach of fundamental obligations. The contractual obligations on December 31, 2011 amount to R$ 301,117 thousand per year (R$ 272,595 thousand on December 31, 2010 and R$ 195,339 thousand on December 31, 2009).

10.9. c. NATURE AND AMOUNT OF THE OBLIGATIONS AND RIGHTS CREATED IN FAVOR OF THE COMPANY AS A RESULT OF THE OPERATION

Besides from the information referred to in paragraphs 10.9(a) and (b) above, the Company believes that there is other relevant information to be provided pursuant to the items referred to in item 10.8 of this Reference Form.

10.10 - Business plan

10.10.a. I. Quantitative and qualitative description of the investments in progress and planned investment

In 2011, the Company has reached new and important achievements. We emphasize the modernization of the bleaching line A from Aracruz unit, in Espirito Santo, which allowed the reduction of chemical consumption and increased operational efficiency of the unit.

In 2011 we continued on major projects like the construction of a seedlings plant in Helvécia, in the extreme south of Bahia. The deployment of this unit, which will produce 30 million seedlings per year, is a project aligned to the mission of promoting the Company’s business associated with forest conservation, social inclusion and improved life quality.

In Unit of Três Lagoas a project began to raise the level of average production of 1,250,000 adtb/year to 1,300,000 adtb/ year. With estimated end period in 2014, this project seeks higher levels of production and productivity, and to reduce the rate of idle equipment.

From the environmental point of view, it was completed in Jacareí unit the installation of a new treatment system for air emissions from the recovery boiler, electrostatic precipitator, which ensures the emission in accordance with environmental legislation and license to operate the plant.

In 2011, capital investments of Fibria reached R$ 1,240 million and were allocated as follows:

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10.10.a. II. Sources of financing investments

The investments planned for 2012 will be financed by equity of the Company or financing provided by BNDES, or other form of funding according to the market scenario and convenience to the Company. For long term investments, the company primarily uses funding sources such as BNDES, Export Prepayment and international issues.

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10.10.a. III. Relevant ongoing divestitures and planned divestitures

Continuing the strategy of concentrating activities in the business of pulp, in 2011 there was completed the sale to Suzano Papel e Celulose of the interest (50%) of the Company in the Consórcio Paulista de Papel e Celulose (Conpacel) and distributor of graphic products KSR, for a total of R$ 1.5 billion and the sale to Oji Paper the special paper unit of Piracicaba, for a total of US$ 313 million (equivalent to R$ 567 million). Additionally, on June 30, 2011, the administration, taking into account the decision and the progress of programs to find a buyer for the assets of Project Losango, announced the Company’s intention to divest these assets.

10.10.b. If already published, indicate the acquisition of plant, equipment, patents or other assets that may materially affect the company’s production capacity

Not applicable, given that the Company did not purchase plants, equipment, patents or other assets that can materially affect its productive capacity.

10.10.c. New products and services, including:

10.10.c. I. Description of ongoing research already disclosed

In 2011, the Technology Center (TC) of Fibria developed innovative projects in relation to forestry and industrial activities. In the forest area there is the recommendation of new clones for operational planting in the Units of the Company, with significant gains in pulp production per planted area, as well as better wood quality and resistance to major diseases. Another important highlight is the development of a new biotechnological tool, which allows the early identification of upper eucalyptus clones by molecular markers. With this new selection method, unheard of in the forest sector, Fibria expects to anticipate productivity gains.

New herbicides have been identified and technical recommendations have been updated for the management of pests, diseases and weeds. Another important advance was the molecular diagnosis of bacteria responsible for a major disease of eucalyptus.

Studies on the determination of the critical level of soil organic matter involving forest residues were expanded last year. We developed new models to quantify the compaction and soil and water losses, and tools recommended for fertilization and studies with controlled-release fertilizers.

In order to systematize the study of the fauna and flora in its units, Fibria created in 2011 a Biodiversity Database. In addition, two species, the White-shouldered Fire-eye (Pyriglena leucoptera) and Woodcreeper (Dendrocinclafuliginosa) were reintroduced in an area of Aracruz unit, contributing to the recovery of bird communities in the region.

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On the industrial front, the area of product development has strengthened our strategic partnerships with key customers and research institutes in Brazil and abroad. Models were been established for the various stages of pulp production, aiming to increase process efficiency. There have been advances in understanding of new technologies for bleaching, resulting in lower consumption of chemicals. Moreover, in 2011 there were intensified studies on the generation of biofuels and bioproducts from biomass, opening new opportunities for Fibria.

10.10.c. II. Total amounts spent by the company in research to develop new products or services

In 2011, total expenditures made by the Company in research to develop new products was R$ 39 million.

10.10.c. III. Projects in development already released

See 10.10.c. I. above.

10.10.c. IV. Total amounts spent by the company in the development of new products and services

See 10.10.c. I. above.

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10.11 - Other factors with relevant influence

Recent changes in tax and exchange laws in prepayment operations for export

Tax on Financial Exchange Operation - (“IOF - Exchange”)

In accordance with Article 11 of Decree No. 6306 of December 14, 2007 (“Regulation of IOF”), the taxable event of the IOF - Exchange is the delivery of national or foreign currency, or document that represents it, or putting it available to the interested party.

Under Article 15-A, item XXII of the Regulation of IOF, as worded by Decree no. 7.683/2012, the settlement of exchange transactions from March 1, 2012 for inflow of funds into the country, including by means of simultaneous operation, referring to foreign loan, subject to registration with the Central Bank of Brazil (“BACEN”), hired directly or by issuing bonds on the international market with an average minimum of three (3) years, there will be the incidence of IOF - Exchange at the rate of 6% (six percent). In the operations of foreign loan with an amortization period exceeding 3 (three) years, the IOF - Exchange is reduced to 0% (zero percent). Prior to the change wrought by Decree No. 7.683/2012 the IOF - Exchange for the return of funds entered by way of external loan was 0% (zero percent), regardless of the period of amortization of foreign loans.

Since the measurement indicated above did not have the effect that the monetary authorities aimed, at the sight of the continuous influx of U.S. dollars, keeping its devaluation against the real, on March 12, 2012, the term of such contracts or securities, with incidence rate of 6% of IOF, was raised to 5 years.

To try to “preserve” Brazilian exporters of variations of the U.S. dollar, preventing the products sold overseas to become more expensive, the decree published in the Official Gazette on March 16, 2012 decreased to 0% in the IOF in the exchange hedging operation with derivative contracts of exporters. Hedging is a form of protection that companies have against changes in the exchange.

The Brazilian government may increase the IOF - Exchange at any time up to 25% (twenty five percent). Any increase will apply only to future transactions.

Export Prepayment Operations

The current wording of Article 15-A, item II of the Regulation of IOF provides that foreign exchange transactions for entry into the country of export earnings from goods and services are subject to the rate of 0% (zero percent) for the calculation of tax. Thus, there would be arguments for maintaining that the inflow of funds under Export Prepayment Operations would not be subject to the rule of item XXII, article 15-A above and, therefore, regardless of the maturity of the operation, the IOF - exchange rate in these cases would be 0%. The market

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practice has been this one. Considering that, according to the applicable tax laws, the financial institution responsible for the closing of the exchange operation is responsible for withholding and paying the IOF - Exchange, it is always recommended to confirm its position on the incidence and rate of this tax in this type of operation.

Additionally, on March 1, 2012, BACEN issued Circular 3580 which prohibited the hiring by Brazilian companies of Export Prepayment Operations with a maturity of 360 days, and excluded the possibility of financial institutions to grant such advance. If exporters choose to borrow in the long term with creditors abroad, they may do so under the form of credit in foreign currency under the aegis of the Law 4131 of September 3, 1962, as amended subsequently, which may cover the IOF - exchange described above, if the hired term is less than 3 years.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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